05052784

1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

P.E. 4/1/05

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2005

China Unicom Limited
(Translation of registrant's name into English)

75th Floor, The Center
99 Queen's Road Central
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F __

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________)

HONGKONG: 38122.59

EXHIBITS

Exhibit Number		Page
1.1	2004 Annual Report of China Unicom Limited (the "Company"), dated April 18, 2005.	4

FORWARD-LOOKING STATEMENTS

The Annual Report, dated as of April 18, 2005, of the Company, constituting Exhibits 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the Company's operating strategy and future plans; its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; the execution of its CDMA related strategy; the Company's ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets; future growth of market demand for the Company's services; and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry, the State-owned Assets Supervision and Administration Commission and other relevant government authorities in China; the effects of competition on the demand and price of the Company's telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

HONGKONG: 38122.59

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: April 18, 2005

By: [signature]

Name: Tong Jilu
Title: Chief Financial Officer

中国联通
CHINA UNICOM

CHINA UNICOM LIMITED

Incorporated in Hong Kong with limited liability under the Company Ordinance

04

The Will to **Win**



中国联通
CHINA UNICOM

Annual Report 2004

At 7:45 am on 25 September 2004, Luo Lili, a staff of China Unicom's Guangxi Branch, successfully made her trip to the summit of Cho Oyu at an altitude of 8,201 metres above sea level. She was the first woman from the "Han" tribe to climb to the summit.

Cho Oyu is 8,201 metres above sea level, which is located 86.6 degrees E and 28 degrees N between the border of China and Nepal. Cho Oyu, in Tibetian, means "the premier master", is located in the middle of the Himalayas.



Contents

Company Profile



The Company's office building in Beijing

China Unicom Limited (the "Company") was incorporated in Hong Kong in February 2000.

The Company was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

China United Telecommunications Corporation ("Unicom Group") is the major shareholder of the Company. As of 31 December 2004, Unicom Group indirectly and effectively holds 57.92% of shares in the Company through China Unicom (BVI) Limited and China United Telecommunications Corporation Limited. The public investors of the A Share market in Shanghai indirectly and effectively hold 19.49% of shares in the Company. The remaining 22.59% of shares in the Company are held by public investors in Hong Kong and New York.

At present, the Company is engaged in the cellular business (both GSM and CDMA) in 30 provinces, municipalities and autonomous regions in China through China Unicom Corporation Limited and Unicom New World Telecommunications Corporation Limited, the provision of international and domestic long distance calls, data communications and Internet business, as well as other related telecommunication value-added businesses nationwide.

As to its cellular business, the Company is one of the two mobile telecommunication operators in the PRC. As of 31 December 2004, there were 112.081 million subscribers to the Company's GSM and CDMA cellular businesses. In terms of the number of subscribers, the Company was ranked as the third largest mobile telecommunication operator in the world. The number of the Company's CDMA cellular subscribers reached 27.814 million and the Company was ranked as the second largest CDMA cellular operator in the world.

The Company has constructed the second largest broadband optical fiber transmission network with nationwide coverage in the PRC. This network serves as a shared platform, which supports the operation of cellular business, international and domestic long distance calls, data and Internet and this sound network resources serves as a good support for the rapid development of the Company's various businesses.

In September 2004, China Unicom formally completed the acquisition of China Unicom International Limited ("Unicom International"), the wholly-owned subsidiary of Unicom Group. Unicom International is engaged in telecommunications businesses both in Hong Kong and USA. In March 2005, China Unicom (Macau) Limited, registered in Macau Special Administrative Region ("Macau") and invested by the Company, won the CDMA license in Macau. This is the first time that a mainland telecommunication carrier has obtained such mobile service license outside the Mainland China.

Financial Highlights

	2004 RMB in million	2003 RMB in million
Total Operating Revenue	**79,332**	67,636
Net Profit	**4,387**	4,217
Basic Earnings Per Share	**RMB34.9 cents**	RMB33.6 cents
Diluted Earnings Per Share	**RMB34.8 cents**	RMB33.6 cents
EBITDA	**27,019**	24,899



Total operating revenue
(RMB in million)
23,692
29,393
40,577
67,636
79,332
00 01 02 03 04



EBITDA
(RMB in million)
10,957
13,526
18,579
24,899
27,019
00 01 02 03 04



Basic earnings per share
(RMB in cents)
29.7
36.7
36.6
33.6
34.9
00 01 02 03 04



Net profit
(RMB in million)
3,324
4,602
4,598
4,217
4,387
00 01 02 03 04

Corporate Information

Directors

Chang Xiaobing
Chairman and Chief Executive Officer

Shang Bing
Executive Director and President

Tong Jilu
Executive Director and Chief Financial Officer

Zhao Le
Executive Director and Vice President

Lo Wing Yan, William
Executive Director and Vice President

Ye Fengping
Executive Director and Vice President

Liu Yunjie
Non-Executive Director

Wu Jinglian
Independent Non-Executive Director

Craig O. McCaw
Independent Non-Executive Director

C. James Judson
Alternate Director to Craig O. McCaw

Shan Weijian
Independent Non-Executive Director

Cheung Wing Lam, Linus
Independent Non-Executive Director

Company Secretary
Yee Foo Hei

Auditors
PricewaterhouseCoopers

Legal Advisors to the Company
Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

Registered Office
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

Subsidiaries
China Unicom Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

Unicom New World Telecommunications Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

China Unicom International Limited
25/F., 1 Peking Road,
Tsimshatsui, Kowloon,
Hong Kong.
Tel: (852) 2621 3868

Share Registrar
Hong Kong Registrars Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

American Depositary Receipts Depositary
The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Publications
Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2005. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong

China Unicom Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States

The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Company Website
www.chinaunicom.com.hk

04

Major Events

1st Quarter

FEB

On 25 February 2004, China Unicom Corporation Limited, the wholly-owned subsidiary of the Company, entered into a three year US$500 million syndicated loan agreement with 12 foreign-invested banks registered in the PRC, led by Citibank N.A. Beijing Branch.

MAR

In March 2004, Unicom Group and Intel Corporation entered into MOU for "the Development of the Integrated System and Joint Marketing Efforts of Intel® Centrino™ Mobile Pentium Processor Technologies". Both parties confirmed to strengthen their cooperation in this area.

On 29 March and 2 April 2004, Unicom Group entered into the new interconnection and settlement agreement with China Telecom and China Netcom respectively.

2nd Quarter

APR

In April 2004, "the CDMA R-UIM technology for the CDMA cellular communication network", the first technology invention patent of the Unicom Group, was granted approval by the State Intellectual Properties Bureau.

On 8 April 2004, UNISK (Beijing) Information Technology Co Ltd, a joint venture invested by Unicom Group and SK Telecom was established. The launch of "U-Tribe" operation was also announced at the same time.

MAY

On 5 May 2004, total number of cellular subscribers for Unicom Group exceeded 100 million.

In between 15-25 May 2004, Unicom Group entered into memorandums of understanding with TATA Teleservice of India, and INDOSAT, an Indonesian cellular operator respectively, which aimed to strengthen the cooperation in CDMA operation.

JUN

In between 1-2 June 2004, Unicom Group launched a SMS donation campaign for the Special Olympics together with the Organising Committee of the Special Olympics and SOHU.

3rd Quarter

JUL

On 19 July 2004, Unicom Group celebrated its tenth anniversary.

On 20 July 2004, China United Telecommunications Corporation Limited ("A Share Company") successfully raised RMB4.5 billion, with the proceeds raised from the rights issue of shares being the greatest in the history of the A Share market in the PRC.

AUG

On 5 August 2004, China Unicom officially launched its GSM-CDMA dual mode cellular operation with "Worldwind" as its brand, which realized bona fide international roaming services on a global basis with only one handset on hand.

SEP

On 21 September 2004, Unicom Group entered into Wireless Internet Joint Marketing Agreement with Intel, HP, IBM, Lenovo and Digital China, which would develop the industry chain for "U-Net" based on the CDMA 1X network.

In September 2004, China Unicom officially completed its acquisition of China Unicom International Limited, the wholly-owned subsidiary of its parent, Unicom Group.

4th Quarter

OCT

On 22 October 2004, the board of the GSM Association ("GSMA") re-elected its members. China Unicom ranked third in the world in terms of subscriber numbers. Mr. Lu Jianguo, the Vice President of China Unicom Corporation Limited, was elected as a member of the board of the GSMA.

NOV

On 5 November 2004, Mr. Shang Bing was formally appointed as the Executive Director and President of China Unicom.

On 8 November 2004, the Company submitted its tender for the CDMA licence of Macau to the Government of Macau Special Administrative Region.

DEC

On 21 December 2004, Mr. Chang Xiaobing was formally appointed as the Chairman and Chief Executive Officer of China Unicom.

On 21 December 2004, Unicom Group and the China Construction Bank launched the first telecom credit card – "China Unicom Dragon Card" in the PRC, which is a co-branding credit card with features of financial spending and telecommunication services.


中国联通
CHINA UNICOM

Chang Xiaobing
Chairman and CEO

Subject to possible far-reaching scientific developments, 2005 will see China Unicom strive to adopt development strategies that are consistently reasonable, practical and proactive. Such strategies will be market oriented and aimed at accelerating growth effectively. Investment and operating costs will both be subject to greater control in order to further enhance efficiency. At the same time, the Company plans to improve its executional capabilities by consolidating its management of core functions. China Unicom is aiming to create a business model focused on efficiency rather than scale.

2004 was a year full of challenge and yet extraordinary in the continued development of China Unicom. It was also a period of increasingly fierce competition across the telecoms market in the PRC. I am delighted to report that our team responded to these challenges with their customary "can-do" dedication. The many noteworthy changes that occurred as a result of our team's positive attitude included significantly enhanced management standards and network efficiency levels. The year just ended also saw the Company's aggressive expansion plans result in stable and sustainable development across various key business segments.

For the year of 2004, operating revenue of the Company reached RMB79.33 billion, an increase of 17.3% from 2003. Revenue from GSM cellular business was RMB47.47 billion, an increase of 15.3% from 2003. Revenue from the CDMA business was RMB26.34 billion, an increase of 41.8% from 2003. Revenue from the long distance communications, data communications and Internet business was RMB5.53 billion. In 2004, EBITDA of the Company was RMB27.02 billion, an increase of 8.5% from 2003. Net profit increased 4.0% to RMB4.39 billion. Earnings per share was RMB0.349. In 2004, our free cash flow was RMB5.43 billion, up RMB2.62 billion from last year.

The Board of Directors is pleased to announce that it has recommended the payment of final dividend of RMB0.10 per share for 2004. If the proposed dividend is approved by the Company's Annual General Meeting, the Company will pay the dividend on or before 7 June 2005.

Review of 2004

In accordance with the operating policy of "integrated development with our focus on the cellular business; coordinated efforts in developing the different operations of our two networks; priority on efficiency and profitability to increase our scale and strength," the Company has realized new growth for CDMA and GSM cellular businesses. Landmark achievements in 2004 included the completion of a high quality CDMA network that has enabled significant improvement of both network coverage and quality. By leveraging its technological and network superiority, China Unicom's CDMA operations continued to achieve encouraging increases in both turnover and revenue. 2004 also saw the further optimizing and perfecting of the Company's GSM network. This has resulted in a steady growth in terms of both subscriber numbers and operations. The total number of cellular subscribers for the Company's GSM and CDMA networks was well in excess 100 million in the mid-2004. The Company is building on this solid bedrock by continuing to develop and promote value-added cellular services for its subscribers. The successful launch and rapid growth of the "Worldwind" branded GSM-CDMA cellular service is another example of the success of the Company's integrated approach.

The significant improvement in China Unicom's free cash flow figure for 2004 was the result of tighter control of capital expenditure and flexible financial management. The year just ended also saw an improvement in the Company's liabilities-to-assets structure, with the liabilities-to-assets ratio decreasing from 53.5% in 2003 to 50.0% in 2004.

Steady and sustainable development in key business segments

As at 31 December 2004, the Company had a total of 112.081 million cellular subscribers, an increase of 22.5% from the end of 2003, representing 35.6% of the market share. Of which, it had a total of 84.267 million GSM subscribers and a total of 27.814 million CDMA subscribers, an increase of 16.1% and 46.8% respectively from 2003. In August 2004, the Company successfully launched its pioneering "Worldwind" dual mode cellular service. This development not only sharpened China Unicom's competitive edge as an integrated business, but also helped build up a "prestigious", "stylish" and "corporate" image for the Company as a whole.

In 2004, the Company's SMS volume reached 44.22 billion messages, an increase of 26.9% for the year. The Company also expended great efforts in the development and promotion of its mobile data services based on CDMA 1X network. Successful launches in this area during the year included ground-breaking applications such as "Unicom Horizon Police Applications", "Unicom Horizon Maritime Applications" and "Stock-in-Palm". Effective co-operation between the Company and its industry specific partners in these ventures offered useful benefits to both parties. The Company has further enhanced the differentiated element of its competitive edge by continuing to leverage its "uni" umbrella-branded wireless data service. At the end of 2004, the subscriber base for the Company's CDMA 1X wireless data service stood at 8.711 million subscribers. The proportion of revenue from value-added cellular business to the total revenue from cellular business increased from 5.0% in 2003 to 10.2% in 2004.

Growth of the Company's international and domestic long-distance telephone traffic volume remained steady throughout 2004. Total minutes of outgoing calls for international and domestic long distance telephone business reached 24.05 billion minutes in 2004, an increase of 21.3% from that in 2003. Internet and "Ruyi Mailbox" subscriptions rose to 13.625 million and 14.690 million respectively. The year under review also saw some 337,000 subscribers sign up for the Company's pioneering "UNI-VIDEO" broadband service.

Substantial enhancements of network communication capabilities

After completing three phases of construction by our parent company, a high quality CDMA network was basically achieved. Network coverage and quality were improved substantially. The new network has subsequently gone on to achieve leading ranking positions for most regions in the PRC. As part of its ongoing commitment to continuously explore its existing network potential, the Company further expanded its GSM network in line with growing market requirements. At present, GSM subscribers can access roaming services in 101 countries and regions whereas CDMA subscribers can access roaming services in 12 countries and regions. The Company has continued to place great emphasis on standardizing its network management and maintenance capabilities. To this end, 2004 saw the Company successfully implement and improve network administration systems for both its CDMA and GSM networks. The further strengthening of interconnection and intra-network communication quality processes resulted in an additional enhancing of China Unicom's excellent reputation for providing high network maintenance and operation standards.

Further improvements of the Company's management standards

2004 saw the Company strive to build its business by embarking upon fine-tuning of its sales and marketing strategies. Specific activities undertaken in these areas included the refining of brand management and the stabilization of tariffs. The raising of two syndicated loans also enabled the Company to effectively reduce its finance costs and expand its available financial channels. Other steps that played a key role in the strengthening of the Company's control on its investments and capital expenditure included the increased centralization of finance and budgetary management.

To increase corporate governance standards, the year under review saw the Company implement several initiatives aimed at enhancing its internal control. The resultant strengthening of internal control over business processes has greatly improved the Company's ability to identify and deal with risk management issues that has assured the accomplishment of the Company's business strategies and the enhancement of efficiency. The Company has continued to make full disclosure of all relevant operation data and financial figures on a quarterly basis, while main operating data has been announced on a monthly basis. This high level of transparency is designed to ensure that all existing and potential investors will have a much fuller understanding on the Company's operations.

New progresses obtained for overseas development

In September 2004, China Unicom officially completed the acquisition of China Unicom International Limited, a wholly-owned subsidiary of its parent company, which is engaged in telecommunications in Hong Kong and USA. The acquisition of Unicom Int'l has enabled the Company to significantly expand its telecommunications network and services both here in Hong Kong and overseas. In 2004, the Company also submitted its tender for the CDMA licence of Macau to the Government of Macau Special Administrative Region, and was awarded the licence in March 2005 to operate CDMA business in Macau Special Administrative Region. This is a landmark accomplishment for the Company in the areas of business expansion outside the Mainland China, which will enable the Company to accumulate valuable overseas operation experience, as well as enhance its profitability.

Prospects

In accordance with the terms of China's admission to the WTO, 2005 will see the telecommunications market in the PRC become more open for foreign companies than ever before. Recent years have seen China's GDP experience a period of phenomenal expansion. This rapid growth has been accompanied by a substantial nationwide increase in the demand for information technology, network and services. In addition, prospects for the continued development of the industry in the PRC look very promising. This is especially true of the cellular communications segment, which is continuing to record very high year-on-year growth. Regulatory environment is expected to improve further. Ultimately, the Company remains confident that these changes will result in market conditions, which are favorable for its sustainable future growth.

Subject to possible far-reaching scientific developments, 2005 will see China Unicom strive to adopt development strategies that are consistently reasonable, practical and proactive. Such strategies will be market oriented and aimed at accelerating growth effectively. Investment and operating costs will both be subject to greater control in order to further enhance efficiency. At the same time, the Company plans to improve its executional capabilities by consolidating its management of core functions. China Unicom is aiming to create a business model focused on efficiency rather than scale. Such swift improvement of the Company's core capabilities is sure to play a key role in the Company's continued long-term success.

China Unicom is doing everything possible to accelerate the establishment of a market-oriented operation and services mechanism, to better anticipate and respond to changing consumer needs and market trends. Such a mechanism will provide a firm foundation for the effective implementation of the Company's sales and marketing strategies. Tariff management will also be strictly enforced and numerous packages will be removed in order to stabilize rates. The Company also intends to capitalize on its integrated competitive edge by introducing cross selling strategies, which will create synergies across its different business segments. China Unicom is devoting increasing amounts of time and effort to the building of sales and marketing channels that will result in the harmonious development of both its proprietary business and society as a whole. Plans are already underway to establish customer liaison and retention activities that will further enhance subscriber loyalty and reduce churn rates. The Company will also focus on consolidating the proven value of its "Worldwind", "Unicom Horizon", "U-Power" and "Ruyitong" cellular brandings and developing "uni" as its value-added cellular business. The introduction of new products and customer service innovations and flows that are totally in tune with subscribers' experiences and needs is yet another way the Company will build its business during the coming year.

The Company intends to accelerate the development of its CDMA business and optimize network utilization rates by capitalizing on the business and technological superiority of CDMA 1X. Greater efforts will be made to expand market share among industry-specific customers and the youth market. Greater emphasis will be placed on reducing CDMA handset prices and marketing expenses as well as strengthening the control and management of the purchasing and distributions processes of CDMA handsets. The coming year will also see China Unicom redouble its efforts to develop CDMA industry chain and overcome bottlenecks that have thus far held back the development of its CDMA business.

To ensure the continued stable development of its GSM business, the Company will continue its attempts to optimize the efficiency and usage of its GSM network. This will involve an increased focus on strategies aimed at stabilizing existing customer loyalty levels by minimizing churn rates. The timely exploration and efficient utilization of GSM network will also help to sustain growth in this sector.

The coming year will see China Unicom continue to place great emphasis on the development of its value-added cellular business and focus on the development of SMS and "uni" to encourage growth in subscribers and revenue.

In 2005, the Company's long-distance, data and Internet businesses will continue to capitalize on its integrated nature by starting cross selling with cellular services. Such activities will be targeted at the very lucrative corporate and commercial client sectors and also include public subscribers and all mobile customer groups. The development of the Company's voice and leased-line, dedicated internet and "UNI-VIDEO" services will be supplemented by the addition of new value-added broadband-based businesses. The ultimate aim is to increase subscribers' value by encouraging them to migrate from single to multiple service usage.

The Company will continue to promote profitability by propelling management innovation and efficiency. Comprehensive budgetary management and the establishment of an internal control system will also be enforced. The establishment of a centralized financial management structure supported by an IT-oriented operating platform will enable better budgetary management of all core functions. China Unicom is committed to further enhancing its investment management efficiency by ensuring tighter control of capital expenditure. The Company is also devoted to improving its free cash flow and debt structure by increasing the rate at which its network resources are utilized. Cost control activities aimed at bringing sales and marketing administration expenses in line with anticipated growth in subscriber numbers and revenue will help the Company to consolidate the steady gains it has made over the years. Additional efficiency measures will be introduced in the areas of network operation and maintenance. With the construction of network operation and maintenance systems moving rapidly ahead, it is vital that China Unicom continues to enhance its timely network response rates and fault prevention capabilities. Consequently, the Company's IT-oriented operating platform will also be evolved at a faster rate. This optimization of management processes and consolidation of management fundamentals will ensure state-of-the-art support for and protection of the Company's development.

In 2005, the Company will adhere to the policies of "insisting on expansion and innovation", "insisting on a market-oriented approach", "strengthening management and execution" and "expediting effective development". In the coming year, the Company will once again honor the spirit of fair and orderly competition that exists in the telecommunications market while striving to create added value for its shareholders.

I was duly appointed as the Chairman and Chief Executive Officer of China Unicom on 21 December 2004. I am very honored to have had the full support of the Company's Board of directors, management team and staff in settling in to this vitally important role. On behalf of my fellow Board members, I would like to salute my predecessor, Mr. Wang Jianzhou, for the steady progress the Company made under his proactive stewardship as Chairman, Chief Executive Officer and President. In closing, I would also like to express my sincere gratitude to China Unicom's shareholders and to the community as a whole for their support of the Company. I would also like to take this opportunity to thank our management and staff team for their hard work and dedication during 2004.



Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 24 March 2005

Front: From right to left

Chang Xiaobing
Chairman

Shang Bing
Executive Director

Back: From right to left

Tong Jilu
Executive Director

Lo Wing Yan, William
Executive Director

Ye Fengping
Executive Director

Zhao Le
Executive Director



Chang Xiaobing
Chairman

Age 47, was appointed in December 2004 as an Executive Director, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received an MBA degree from Tsinghua University in 2001. Prior to joining China Unicom, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu PT and a Deputy Director General of the Directorate General of Telecommunications, or DGT, of the MPT, a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, as well as Vice President of China Telecom Group. Mr. Chang was appointed the Chairman of Unicom Group in November 2004. Mr. Chang has 22 years of operational and managerial experience in the telecommunications industry in China.

Shang Bing
Executive Director

Age 48, was appointed in November 2004 as an Executive Director and President of the Company. Mr. Shang, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with degree in Chemical Industry and received an MBA degree from New York State University of USA. From 1986 to 1998, Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic Technology Development Company in Liaoning Province. Mr. Shang joined Unicom Group in August 1998. From 1998 to 2001, Mr. Shang served as Deputy General Manager and General Manager of Unicom Group Liaoning Branch. Mr. Shang was appointed a Vice President of Unicom Group in March 2001 and subsequently became a Director and Vice President of Unicom Group in September 2003. Mr. Shang was appointed the President of Unicom Group in November 2004. At present, Mr. Shang was also a Director and President of China Unicom Corporation Limited. Mr. Shang has extensive management experience and knowledge in telecommunications operations.

Tong Jilu
Executive Director

Age 46, was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He holds a Master Degree in Business Administration from National University of Australia; and is an Executive Director of the Association of Chief Accountants in China. From August 1989 to October 1998, he served as Deputy Director and later Director of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1998 to June 2000, Mr. Tong served as Deputy Director General of the Posts and Telecommunications Administration and the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as Vice President of Unicom Group. He is now a Director in Unicom Group and China United Telecommunications Corporation Limited ("A Share Company"); and a Director and Vice President in China Unicom Corporation Limited (Operation Company). Mr. Tong has extensive experience in telecommunications management and finance management of listed company.

Zhao Le
Executive Director

Age 49, was appointed in February 2004 as an Executive Director and Vice President of the Company. He assists the President in managing day-to-day operations. Mr. Zhao is a senior engineer, graduated in 1989 from the Schools of Economics & Management at Tsinghua University with Master Degree in Industrial Management. From 1990 to 1992, Mr. Zhao served as the Station-In-Charge of the Earth Station of Satellite Communication of Long Distance Telecommunication Bureau of Shanghai. From 1992 to 1994, Mr. Zhao served as Deputy Chief Economist of Long Distance Telecommunication Bureau of Shanghai City. From 1995 to 1998, Mr. Zhao served as Director of the Planning Department of the Posts and Telecommunications Administration of Shanghai. Mr. Zhao joined Unicom Group since 1999. From 1999 to 2003, he served as General Manager of China Unicom Shanghai Branch. Mr. Zhao is now the Chairman of China United Telecommunications (Hong Kong) Ltd; and Executive Director and Vice President of China Unicom (Hong Kong) Group Limited. Mr. Zhao has been in the management role of telecommunications operations for a long period and has extensive telecommunications management experience.

Lo Wing Yan, William
Executive Director

Age 44, was appointed in July 2002 as an Executive Director and Vice President of the Company. Mr. Lo assists the President in handling investor relations and issues relating to international co-operation. Mr. Lo graduated from Cambridge University in 1987, with a PhD degree in Genetic Engineering. From 1988 to 1990, Mr. Lo was a management consultant with McKinsey & Company. From 1994 to 1998, Mr. Lo was the Founding Managing Director of Hongkong Telecom IMS Limited. From 1998 to 1999, Mr. Lo served as Chief Executive Officer of Citibank's Global Consumer Banking Business for Hong Kong and Macau. Mr. Lo serves as a non-executive director on the board of a number of publicly listed companies in Hong Kong and in New York, including Softbank Investment International (Strategic) Ltd, Vartronix International Ltd, Ocean Grand Chemicals Holdings Ltd, Superdata Software Holdings Ltd, I.T Ltd, Capital Publications Ltd, Panorama International Holdings Ltd and Nam Tai Electronics, Inc. In 1999, Mr. Lo was appointed as a Justice of the Peace (JP) of Hong Kong. In 2003, Mr. Lo was appointed as Committee Member of Shantou People's Political Consultative Conference. Mr. Lo has extensive work experience and management expertise in the areas of information technology, telecommunications and banking industry.

Ye Fengping
Executive Director

Age 41, was appointed in January 2003 as an Executive Director and Vice President of the Company. Mr. Ye assists the President in handling general administration and media relations. Mr. Ye, a senior engineer, graduated from Nanjing Posts and Telecommunications Institution in 1984, with a major in Telecommunications Engineering and obtained a Master of Business Administration degree from the University of Minnesota's Carlson School. From 1984 to 1998, Mr. Ye worked for the Shenzhen Posts and Telecommunications Bureau and once served as Deputy Department Head in the Materials Management Department and General Manager of the Materials Supply Company of the Bureau. From 1998 to 2000, Mr. Ye worked for the Shenzhen Telecommunications Bureau as Chief of the Corporate Development Department. Mr. Ye joined China Unicom in April 2000 as Deputy General Manager and later General Manager of China Unicom Corporation Limited's Shenzhen Branch. He also served as Deputy General Manager of China Unicom Corporation Limited's Guangdong Branch and General Manager of the Sales and Marketing Department of Unicom Group. Mr. Ye has twenty years of experience in the telecommunications industry and extensive experience in marketing planning and management.



Liu Yunjie
Non-Executive Director

Age 62, was appointed in February 2004 as a Non-Executive Director of the Company. Mr. Liu is a senior engineer, graduated from the Department of Applied Physics at Beijing University in 1968. From 1983 to 1995, Mr. Liu served as Deputy Director General and later Director General of the Institute of Data Communication Research of the MPT. From 1995 to 1998, Mr. Liu served as Deputy Director General of the Directorate General of Telecommunications and as Director General of the Bureau of Data Communications of the MPT. Mr. Liu was also President of the Institute of Postal Science Research and Planning of the MPT from 1998 to 1999. Since April 1999, Mr. Liu has served as the Chief Engineer and later Vice President of Unicom Group. Mr. Liu was Vice President of the Company from May 2000 to January 2004. He is now a Director in A Share Company. Mr. Liu has extensive experience in telecommunications technology and management, and particularly in the areas of data communications.



Wu Jinglian
Independent Non-Executive Director

Age 75, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council (DRC) and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School (CEIBS). Mr. Wu graduated from Fudan University, and was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has also been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.



Craig O. McCaw
Independent Non-Executive Director

Age 55, was appointed in May 2000 as a Non-Executive Director of the Company, and subsequently became an Independent Non-Executive Director of the Company in June 2002. Mr. McCaw is Chairman and CEO of Eagle River, a private company focusing on strategic investments in the communications industry as well as of Clearwire Corp., a private company which operates wireless broadband communications networks in various markets in the United States and around the world. Mr. McCaw founded McCaw Cellular Communications, Inc. and XO Communications, Inc. He has actively participated in both cellular and cable television trade associations over the years and is a member by Presidential appointment of the United States National Security Telecommunications Advisory Committee. Mr. McCaw graduated from Stanford University in 1973.



Shan Weijian
Independent Non-Executive Director

Age 51, was appointed in May 2003 as an Independent Non-Executive Director. Mr. Shan is Co-Managing Partner of Newbridge Capital, Mr. Shan serves on the boards of, inter alia, Bank of China (Hong Kong), Korea First Bank, Taiwan Cement Corporation International, Baoshan Iron and Steel. Before joining Newbridge, Mr. Shan was a Managing Director at J.P. Morgan. Prior to J.P. Morgan, he was a professor at the Wharton School of University of Pennsylvania. His earlier employers include the World Bank, Grahman and James, a law firm based in San Francisco, and Beijing University of International Business and Economics. Mr. Shan holds a Ph.D. degree from the University of California-Berkeley.



Cheung Wing Lam, Linus
Independent Non-Executive Director

Age 56, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Before this, Mr. Cheung was Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century CyberWorks Limited and Cable & Wireless HKT Limited (Hongkong Telecom), Mr Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Apart from this, Mr Cheung served Cathay Pacific Airways for 23 years and he left Cathay Pacific Airways as Deputy Managing Director. In 1990, he was appointed as an Official Justice of the Peace and a Non-official Justice of the Peace in 1992. He is currently a member of the Chinese People's Political Consultative Conference for the Tianjin Municipal Government. Mr Cheung received a BSocSc degree with Honours and a Diploma in Management Studies with distinction from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of the Chartered Institute of Marketing, UK.



C. James Judson
(Alternate Director to Craig O. McCaw)

Age 60, was appointed in March 2001 as an Alternate Director to Craig O. McCaw of the Company. Mr. Judson is a Senior Partner with Davis Wright Tremaine, a Seattle-based law firm with ten offices worldwide. Mr. Judson was Vice President and General Counsel of Eagle River, Inc. and a member of Eagle River Investments, LLC, a Kirkland-based venture capital fund formed by Craig O. McCaw to focus on investment opportunities in communications. Mr. Judson also serves on the boards of Port Blakely Tree Farms, LP, Garrett and Ring Inc., The Joshua Green Corporation, Sonata Capital, Lumera Corporation and Airbiquity, Inc. Mr. Judson attended Stanford University, graduated in 1966 with a bachelor of arts degree (cum laude). Subsequently, Mr. Judson graduated in 1969 from Stanford University Law School with a Juris Doctor degree. While in law school, he was the Executive Editor of the Stanford Law Review.

Integrity



In order to enhance its corporate governance standards, as well as fulfilling the requirements under the Sarbanes-Oxley Act, a lot of initiatives were taken in 2004 with respect to the establishment of an internal control system. A steering committee led by the Company's management was established, and formulated the proposals for the establishment of the internal control system. Through endeavours in practical work, such as perfecting the internal control over the business processes, identifying risk management checkpoints, finalizing on the accountability system for risk management and building up a complete and accurate filing system, a comprehensive risk management mechanism was established, which served to effective manage the risks arising from all economic activities of the Company. The accomplishment of the Company's business strategies and improvement in efficiency is thus assured.

Internal Control Systems

(1) Requirements under Section 404 of the Sarbanes-Oxley Act (hereinafter referred to as the "Sarbanes-Oxley Act")

It has been strongly emphasized by the Company to comply with the requirements under Section 404 of the Sarbanes-Oxley Act. The relevant section of the Act requires the management of the issuers in other countries with equity securities listing in the US securities market to issue reports and representations as to the internal control system that may affect its financial statements.

The relevant internal control report shall stress the management's responsibility for establishing and maintaining an adequate and effective internal control structure and procedures. The management shall also assess, as of the year end of the financial statements, of the effectiveness of the company's internal control structure and procedures for financial reporting. The company's auditor shall also conduct testing and assessment to, and report on the relevant internal control systems.

In order to enhance its corporate governance standards, as well as fulfilling the requirements under the Sarbanes-Oxley Act, a lot of initiatives were taken in 2004 with respect to the establishment of an internal control system. A steering committee led by the Company's management was established, and formulated the proposals for the establishment of the internal control system. Through endeavours in practical work, such as perfecting the internal control over the business processes, identifying risk management checkpoints, finalizing on the accountability system for risk management and building up a complete and accurate filing system, a comprehensive risk management mechanism was established, which served to effective manage the risks arising from all economic activities of the Company. The accomplishment of the Company's business strategies and improvement in efficiency is thus assured.

(2) Code of Corporate Governance Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules")

The Code of Corporate Governance Practice as set out in Appendix 14 of the Listing Rules provided the code provisions and recommended best practices for corporate governances practices by the listed companies, with respect to: (1) composition and procedures of the Board, (2) remuneration structure of directors and senior management; (3) accountability and audit; (4) delegation by the board; and (5) communication with shareholders.

The Company considered that its prevailing systems and mechanisms satisfied or exceeded the requirements under the code. The management will continue to perfect the relevant systems and mechanisms, and deliver its report on corporate governance as required by the code in the annual reports and interim reports to be published by the Company in future.

(3) Summary of Significant Differences between the Corporate Governance Practices of China Unicom Limited and the Corporate Governance Practices Required to be Followed by U.S. Companies under the New York Stock Exchange's Listing Standards

As a company listed on both The Stock Exchange of Hong Kong Limited (the "HKSE") and the New York

Stock Exchange (the "NYSE"), China Unicom Limited (the "Company") is subject to applicable Hong Kong laws and regulations, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance, as well as applicable U.S. Federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. The Company is not required to comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the Company has posted on our Internet website (www.chinaunicom.com.hk) a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

(4) Internal Audit

An internal audit unit of about 150 staff has been established by the Company, with officers stationing at various provincial branches reporting directly to this unit. Internal audit focuses on efficiency, accountability and internal controls. It contributes significantly to the strengthening of operation and management of the Company, improvement in internal control system, avoidance of operational risks and increases in economic efficiency. The internal audit also enhances the supervision of the operation and management of the Company, in order that the internal audit system can further accommodate the requirements of internal controls.

(5) Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truth, accuracy, completeness and timeliness of our public disclosures, the Company has adopted and implemented Information Disclosure Controls and Procedural Standards, pursuant to which: an Information Disclosure Review Committee, led by the management, was established; procedures were established to compile and report the Company's financial and operational statistics and other information, and to draft and supervise the periodic reports; detailed implementation rules were established as to the verifications on the contents and requirements of financial data, in particular that personal certifications were required in the top-up manner from the officers in charge at the various levels of the subsidiaries, branches and major operation units of the Company, which in turn standardized the fundamental principles of information disclosure to be complied by.

(6) Code of Ethics of Directors and Staff

The Company has set out relatively comprehensive standards governing the acts of officers and general staff, including the Code of Ethics for the management and senior staff and an employee handbook. The Company has also prepared the Procedures of Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Listing Rules.

Corporate Management System

(1) Board of Directors

In the best interests of the Company and its shareholders, the Board of Directors reviews and approves major corporate matters as business strategies and budgets, major investments, capital market operation, merger and acquisition, as well as senior officers' appointments etc. The Board also reviews and approves announcement periodically published by the Company regarding its business results and operating activities.

The Board membership maintains sufficient international and wide representation. Members of the Board consist of outstanding persons from different professions in the mainland China, Hong Kong and overseas. Members of the Board include four independent non-executive directors, which accounted for more than one third of the board membership, and one non-executive director. All independent non-executive directors and non-executive director are influential members of the society and possess good knowledge and experience in different aspects. They make active contribution to the development of the Company. They keep close contacts with the management of the Company and always reflect fully different matters and opinions at board meetings, which are of concern to the shareholders and the capital market. These kinds of views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except the shareholdings interests as disclosed in this annual report, do not have any business or financial interests with the Company, its holding company or subsidiaries, and confirmed their independence to the Company.

Notices of the board meetings are delivered to the directors one month before the holding of the meetings. It is best endeavoured to deliver all documents for the meetings to the directors at least one week before the holding of the meetings.

All board members, including the independent non-executive directors, always visit various branches and get to know about the Company's operations. The Company always arranges relevant compliance training for the directors to be conducted by our professional advisers, such as lawyers and accountants.

In the year of 2004 the Board held seven full board meetings, for the discussion and approval of those important matters as 2003 annual results, 2004 interim results, first and third quarter results for 2004, the Company's development strategies, and change in the chairman and president. Set out below is an overview of the attendances by the board members in various board meetings:

	Board meetings		Audit Committee meetings		Remuneration Committee meetings		Independent Board Committee meetings	
	No. of attendance in 2004	No. of meetings held in 2004 during his term	No. of attendance in 2004	No. of meetings held in 2004 during his term	No. of attendance in 2004	No. of meetings held in 2004 during his term	No. of attendance in 2004	No. of meetings held in 2004 during his term
Existing Directors								
Chang Xiaobing [1]	Nil	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Shang Bing [2]	1	1	N/A	N/A	N/A	N/A	N/A	N/A
Tong Jilu	7	7	N/A	N/A	N/A	N/A	N/A	N/A
Zhao Le	7	7	N/A	N/A	N/A	N/A	N/A	N/A
Lo Wing Yan, William	7	7	N/A	N/A	N/A	N/A	N/A	N/A
Ye Fengping	7	7	N/A	N/A	N/A	N/A	N/A	N/A
Liu Yunjie	7	7	N/A	N/A	Nil	Nil	N/A	N/A
Wu Jinglian	6	7	4	4	2	2	Nil	1
Craig O. McCaw and / or C. James Judson	6	7	N/A	N/A	N/A	N/A	1	1
Shan Weijian	5	7	3	4	N/A	N/A	1	1
Cheung Wing Lam, Linus [3]	5	5	2	2	Nil	Nil	1	1
Retired Directors								
Wang Jianzhou [4]	7	7	N/A	N/A	N/A	N/A	N/A	N/A
Shi Cuiming [5]	Nil	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Ge Lei [5]	Nil	Nil	N/A	N/A	1	1	N/A	N/A
Lee Hon Chiu [3]	2	2	2	2	2	2	Nil	Nil

Notes:

1. Mr. Chang Xiaobing was appointed as the Chairman and Chief Executive Officer on 21 December 2004.
2. Mr. Shang Bing was appointed as the Executive Director and President on 5 November 2004.
3. Mr. Lee Hon Chiu completed his term of Independent Non-executive Director on 12 May 2004, and did not offer himself for re-election. Mr. Cheung Wing Lam, Linus was appointed as an Independent Non-executive Director on the same day.
4. Mr. Wang Jianzhou resigned as the Chairman, Chief Executive Officer and President on 5 November 2004.
5. Mr. Shi Cuiming and Mr. Ge Lei resigned as Executive Director and Executive Vice President and Non-executive Director on 1 February 2004 respectively.

(2) Committees under the Board of Directors

There are two committees established under the Board of Directors, namely, the Audit Committee and the Remuneration Committee.

(2.1) Audit Committee

The committee consists of three independent non-executive directors. One of the committee members is an investment banker and he possesses expertise and experience in financial management.

The major responsibilities of the committee include: considering and approving the appointment, resignation and removal of external auditors and their fees; reviewing the quarterly, interim and annual financial statements; discussing with external auditors any problems and comments raised during the statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets every three months, and assists the Board of Directors in its review of the financial statements in order to ensure effective internal controls and efficient auditing.

In 2004, the works of the audit committee included: supervising the external auditors, who will report directly to the committee; pre-approving the audit and non-audit services to be provided by the independent auditors, and determining the possible effect of non-audit services on auditors' independence; discussing with the management the timing and procedures for the rotation of principal partners with respect to the audit firm responsible for the audit of the Company and reviewing the documents related thereto. The committee also reviewed the working report of the internal audit departments. The committee has carried out its duties effectively, and enabled the Board of Directors to better monitor the financial condition of the Company, avoid the loss of assets, and prevent significant errors in the financial statements. At the same time, the relevant requirements of the U.S. securities laws with respect to the audit committee are complied with.

(2.2) Remuneration Committee

The committee consists of two independent non-executive directors and one non-executive director. The Chairman of the committee is an independent non-executive director.

The major functions of the committee include: considering and approving the remuneration plans proposed by the management, remuneration scheme of executive directors and the Company's share option scheme. The committee meets at least once a year.

The Remuneration Committee conducts performance appraisals for the Chief Executive Officer and determines his year-end bonus pursuant to the performance target contract entered into between the Board of Directors and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to the review of the committee.

Corporate Transparency

Apart from continuing to publish reports to shareholders and investors semi-annually and annually in accordance with HK GAAP and/or US GAAP on the Company's business and financial conditions, the Company discloses major un-audited operational statistics and financial data quarterly, and announces operational statistics monthly; in order to further enhance the transparency of the Company and the understanding by investors of the business operation of the Company.

Upon every announcement of interim and annual results or major transactions, the Company holds immediately analyst and press conferences. During such conferences, the management of the Company interacts directly with fund managers, investors and journalists to provide them with relevant information and data and reply enquiries. The management of the Company replies accurately and thoroughly questions raised by analysts and journalists. Real-time web-castings and video-recordings are also arranged for the said conferences in order to have wide dissemination of the information and messages. Through the holding of road shows in different countries over the world, the management of the Company meets and communicates with key persons from investment funds and institutional investors to let them have accurate ideas of the performance achieved by the Company's efforts in different aspects like business operation and management etc.

By the publication of announcements and press releases, the Company forwards promptly and accurately to the mass media information regarding the Company's major business development and current state of the management. Regarding relevant questions raised by the mass media, they can all be replied promptly and adequately by the management of the Company.

The website of the Company is also updated constantly to provide the investors and the public with all-round information and news relating to the Company in all respects.

The Company will also disclose the annual total remuneration for each of the directors in the annual report for the year.

Investor Relations

The investor relations department of the Company is responsible for the provision of information and services required by investors, the provision of responses to their inquiries, and the maintenance of timely communications with investors and fund managers. The Company also arranges from time to time "reversed road shows" for analysts and investors. These activities allow them to have good opportunities to communicate with and understand the management, general staff and subscribers of the Company and its operating subsidiaries, visit different places of business or show rooms of provincial branches, and thus understand timely and thoroughly the status of different aspects of the development of the Company's business.

Shareholders' Interests

The Company has great concern on shareholders' interests and places significant emphasis on the holdings of annual general meetings of shareholders. Executive directors and senior management attend the meetings and treasure the opportunities provided by the meetings to communicate with the shareholders.

The Company held also an extraordinary general meeting in December 2004, which approved matters relating to the supplementing and amending the terms of the Company's connected transactions. During the meeting, in order to protect the interest of shareholders, all resolutions were resolved by polls. The management of the Company announced immediately the verified results of the polls during the meeting and disclosed the same to the public in a Chinese and an English newspapers in the following day.

According to the Company's articles of association, apart from the Chief Executive Officer of the Company, all directors newly appointed during the year concerned and not less than one third of the existing directors are required to retire by rotation. The retired directors will then be eligible for re-election to directors by votes of the shareholders.

Teamwork



Staff Development

The Company places a lot of emphasis on staff development. Management officers at various levels of hierarchies are selected from internal appraisals and promotions, as well as by way of recruiting internally and externally. We improve the overall qualities of our staff by way of experience sharing, job relocation between provincial branches in the eastern and western parts of the PRC, as well as job exchanges among officers and staffs at different levels of the Company. The Company systematically organizes on the job training to develop potential of its staff, and provides a working environment that can leverage on their capabilities and facilitate their career development.

On the job training

In 2004, the Company arranged training for 22 newly appointed officers on international capital market management, such as corporate governance, laws and regulations, listing rules as well as sales and marketing. In addition, management related training has also been given to the recently promoted deputy general managers and the proposed candidate for succeeding as deputy general managers, through which corporate management standard was enhanced.

Whilst we are using our best endeavours to incubate our management expertise, a lot of emphasis has also been placed to the career development for management officers at the middle tier. In 2004, the Company has extended its Executive MBA and MBA training programs for its senior officers, and expanded training with respect to academic knowledge and further degree, participated by 25 managers. Moreover, the Company also commenced training programs for managers at branches of county level. There were a total of 190 managers at such level who had participated in training during the year.

Furthermore, in order to complement with the business development of the Company, a series of training on its businesses and technologies were conducted during the year. More than 600 staff had attended such training in 2004. The Company also enhanced training for operation skill with respect to professional maintenance, and cooperated with a number of major system vendors in offering training to more than 400 network operation and maintenance staff from various provincial branches. Training for sales and marketing as well as customer services staff was included in the usual working plan for the Company. It is expected that their marketing and sales capabilities as well as service standard will be enhanced through such training.

Appraisals and promotions and east-west job relocation

During the past year, promotions were all confirmed upon appraisal results. Numerous staffs were promoted to managerial posts in the functional and technological departments at different levels through excellent qualities, expertise in business skills and outstanding performances.

Since 2002, the Company began a job relocation program between the east and the west. There were staffs relocating from provincial branches in eastern PRC to branches in western PRC, where professional management and technology officers were most needed. The results of this program had been very satisfactory. Not only was the shortage in human resources for branches in western PRC mitigated, but the development of branches in western PRC was also promoted. On the other hand, the supporting officers from branches in eastern PRC also broaden their horizon, accumulated experiences and effectively enhanced overall qualities of the staff.

Customer Focus



Business Overview

The Company continued the strategy of focusing on cellular business while leveraging the edge of integrated services. Together with the effort of building high quality network, the Company managed to maintain steady growth in an intensive competitive environment by refining marketing practices, enhancing brand establishment, developing and promoting value-added services, improving service quality and achieving operation efficiency.

I. Summary

In 2004, the Company continued the strategy of focusing on cellular business while leveraging the edge of integrated services. Together with the effort of building high quality network, the Company managed to maintain steady growth in an intensive competitive environment by refining marketing practices, enhancing brand establishment, developing and promoting value-added services, improving service quality and achieving operation efficiency.

(Note: As of 31 December 2003, after the Company completed its acquisition of entire equity interests in Unicom New World (BVI) Ltd and the sale of Guoxin Paging, the service area of the Company expanded to 30 provinces, cities and autonomous regions from 21 provinces, cities and autonomous regions in 2002. For the ease of comparison, on the pro forma basis, it's assumed the Company's operation of cellular business in the 30 provinces, cities and autonomous regions started on 1 January 2003, except for specifically explanation.)

Coordinating the operation of CDMA and GSM business. As of 31 December 2004, the Company had a total of 112.081 million cellular subscribers, representing an increase of 22.5% year-on-year. The Company's total market share in its service areas steadied at 35.6% at the end of 2004. Of this total, GSM subscribers accounted for 84.267 million, representing an increase of 16.1% year-on-year; CDMA subscriber accounted for 27.814 million, representing a growth of 46.8% year-on-year.

Cellular value-added services ("VAS") continued to grow rapidly. In 2004, SMS volume reached 44.22 billion messages, representing a growth rate of 26.9%. The users of CDMA 1X wireless data service reached 8.711 million, increased by 4.9 times year-on-year. Revenue of mobile VAS reached RMB7.24 billion, increased by 1.2 times year-on-year, and the share of VAS revenue to total mobile service revenue increased to 10.2% from 5.0% in 2003.

Long distance, data and Internet volumes grew steadily. In 2004, the total minutes of outgoing international and domestic long distance calls totaled 24.05 billion minutes, representing an increase of 21.3% year-on-year. The Internet subscribers increased to 13.625 million from 12.432 million in 2003. The subscribers of "Uni-Video" broadband video-telephony service and "Ruyi Mailbox" service reached 337 thousand and 14.69 million respectively.

Cellular subscribers and market share



35.6%
35.5%
112.08
91.52
27.81
18.95
84.27
72.57
03
04
GSM Subscribers (in million)
CDMA Subscribers (in million)
Market Share (%)

Cellular Services


CDMA subscribers
27.81
46.8%
18.95
03
04
CDMA subscribers (in million)
Growth rate (%)

The scale of telecommunication network expanded and the quality of network improved further. As of 31 December 2004, the total length of optical fiber transmission network reached 712 thousand km, of which optical fiber backbone transmission network accounted for 120 thousand km. Operation supporting system of transmission network stretched 30 provinces and cities nationwide. GSM network expanded to Tibet and started to operate in trial.

In 2004, since the quality and coverage of CDMA network improved comprehensively, wireless data service and industry applications based on CDMA 1X network were realized and used by even more customers. The "Worldwind" dual-mode handset and service have been successfully launched and developed rapidly. The company's differentiated edge has revealed gradually.

II. Business review

1. Rapid growth in CDMA business

1) Product and subscribers composition

The Company is the exclusive operator of high-quality CDMA wireless service in China, and has CDMA international roaming business with 15 operators in 12 countries and regions. In August 2004, the Company successfully launched the "Worldwind" dual-mode handset business based on GSM and CDMA networks, realizing truly seamless roaming worldwide.


CDMA minutes of usage
829.6
68.8%
491.5
03
04
CDMA minutes of usage (100 million)
Growth rate (%)


CDMA MOU
337.3
292.3
03
04
MOU (minutes)



As of 31 December 2004, the total number of CDMA subscribers was 27.814 million, with a net addition of 8.868 million from 18.946 million subscribers at the end of 2003. Of this total, post-paid subscribers reached 25.824 million, representing a net addition of 7.843 million from 17.981 million subscribers at the end of 2003; pre-paid subscribers were 1.991 million, with a net addition of 1.026 million from 0.965 million subscribers at the end of 2003. The proportion of the pre-paid subscribers was 7.2%. In 2004, under the accelerated competition for high-end users in the market, the monthly average churn rate of CDMA business increased to 1.49% from 1.1% in 2003.

The "Worldwind" dual-mode handset business developed rapidly. As of 31 December 2004, 200 thousand "Worldwind" dual-mode handsets have been sold and the subscribers of "Worldwind" dual-mode handsets business reached 160 thousand.

2) Minutes of usage

In 2004, the total minutes of usage for CDMA subscribers were 82.96 billion minutes, representing an increase of 68.8% from 49.15 billion minutes in 2003.

3) Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

In 2004, the average MOU per subscriber per month for CDMA business were 292.3 minutes, representing a decrease of 45.0 minutes from 337.3 minutes in 2003. ARPU was RMB 85.3, representing a decrease of RMB 40.5 from RMB125.8 in 2003.

2. Continually steady growth in GSM business

1) Product and subscribers composition

The Company provides high quality GSM cellular services in China, having GSM international roaming service with 211 operators in 101 countries and regions.

As of 31 December 2004, the total number of GSM subscribers was 84.267 million, with a net addition of 11.697 million from 72.570 million subscribers at the end of 2003. Of this total, post-paid subscribers reached 42.844 million, representing a net addition of 3.282 million from 39.562 million subscribers at the end of 2003; pre-paid subscribers increased to 41.423 million from 33.007 million at the end of 2003, representing a net addition of 8.416 million. The proportion of pre-paid subscribers was 49.2%. In 2004, the monthly average churn rate of GSM business decreased to 2.3% from 2.6% in 2003.

2) Minutes of usage

In 2004, the total minutes of usage for GSM subscribers were 178.16 billion minutes, representing an increase of 24.5% from 143.08 billion minutes in 2003.

3) Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

In 2004, the average MOU per subscriber per month for GSM business were 188.9 minutes, representing an increase of 11.5 minutes from 177.4 minutes in 2003. ARPU was RMB 49.4, representing a decrease of RMB 6.9 from RMB 56.3 in 2003.


CDMA ARPU
125.8
85.3
03
04


GSM subscribers
16.1%
72.57
84.27
03
04

Cellular Services



3. Constantly rapid growth in wireless value-added services

Leading by market requirement, the Company constantly enhanced R&D and promotion of wireless value-added services, to improve the penetration, usage and attractiveness of value-added services, further transforming technology edge to market edge.

In 2004, SMS volume reached 44.22 billion messages, representing an increase of 26.9% from 34.84 billion messages in 2003. Of which, CDMA SMS volume was 11.83 billion messages, representing an increase of 72.7% from 6.85 billion messages in 2003; GSM SMS volume was 32.39 billion messages, representing an increase of 15.7% from 27.99 billion messages in 2003.

The Company made breakthrough in the development of CDMA 1X wireless data services under the unified brand of "uni", which included sub-brands of "Uni-Info", "U-Info", "U-Mail", "U-Magic", "U-Map" and "Uni-Web", and "U-Net", which represents wirless internet access service for laptop. As of 31 December 2004, the subscribers of CDMA 1X wireless data services reached 8.711 million, of which, the subscribers of "U-Info" reached 8.371 million and the subscribers of "U-Net" were 340 thousand.


GSM minutes of usage
24.5%
1,430.8
1,781.6
03
04
GSM minutes of usage (100 million)
Growth rate (%)


GSM MOU
177.4
188.9
03
04
MOU (minutes)


GSM ARPU
56.3
49.4
03
04
ARPU (RMB)

Long Distance Services

4. Steady growth in Long distance, data and Internet businesses

1) International and domestic long distance business

The total minutes of the Company's outgoing international and domestic long distance calls increased to 24.05 billion minutes in 2004 from 19.83 billion minutes in 2003, attaining a market share of 12.7%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, increased to 2.75 billion minutes in 2004 from 1.91 billion minutes in 2003.

- *PSTN long distance business*

As of 31 December 2004, PSTN long distance business covered 332 cities, representing 98.2% nationwide coverage. The total minutes of PSTN outgoing long distance calls accounted for 10.10 billion minutes, representing an increase of 19.6% from 8.44 billion minutes in 2003. Of which, domestic long distance calls accounted for 9.95 billion minutes, whilst international long distance calls, together with Hong Kong Macau and Taiwan long distance calls amounted to 0.16 billion minutes. Total minutes of incoming international calls were 2.47 billion minutes.

- *IP long distance business*

The Company's IP telephony service covered all cities in the country and international roaming was available in 34 countries and regions. In 2004, the total minutes of IP outgoing long distance calls reached 13.95 billion minutes, representing an increase of 22.5% from 11.39 billion minutes in 2003. Of which, domestic long distance calls accounted for 13.81 billion minutes, whilst international, together with Hong Kong, Macau and Taiwan long distance calls totaled 0.14 billion minutes. The total minutes of incoming international calls amounted to 0.28 billion minutes.

2) Leased line business

The Company offers a variety of leased line services to meet customers' different bandwidth requirements. As of 31 December 2004, total bandwidth leased out was 52,000 x 2Mbps.


International & domestic long distance outgoing calls
198.3
113.9
240.5
139.5
03
04
PSTN long distance (100 million minutes)

Data and Internet Services

3) Data business

As of 31 December 2004, total bandwidth leased for Asynchronous Transfer Mode ("ATM") and Frame Relay ("FR") carrier operations amounted to 9007 x 2Mbps. The terminals of "Uni-Video" broadband video-telephony service accumulated to 337 thousand.

4) Internet business

As of 31 December 2004, the Company provided the "Uninet" Internet access service in 328 cities in China, having "Uninet" international roaming service with 103 countries and regions. Internet subscribers increased to 13.625 million from 12.432 million in 2003. As of 31 December 2004, the subscribers of "Ruyi Mailbox" attained 14.690 million.

Network Infrastructure

Optical fiber transmission network length


56.9
71.2
11.5
12
03
04
Local transmission network (10 thousand kilometers)
Backbone transmission network (10 thousand kilometers)

III. Construction of network infrastructure

In 2004, the Company constantly optimized the infrastructure transmission network, strengthened network optimization and operation and maintenance management, took more effort on the construction of supporting systems, such as network management and billing system. As the result, the quality of network operation had been effectively improved.

The Company has a technique-advanced and reliable optical fiber transmission network with nationwide coverage (except for Tibet). In 2004, the Company initially established operation-supporting system of transmission network that covered 30 provinces in the country, realized real time control of end-to-end circuit and assured rapid and high-quality services. As of 31 December 2004, the optical fiber transmission network totaled 712 thousand km in length with coverage of 326 cities in the country, of which optical fiber backbone transmission network accounted for 120 thousand km in length. The Company actively cooperated with other operators to share and complement resources among each other. By means of mutually providing secured transmission circuit for each other, jointly constructing infrastructure and purchasing international marine cable resources, the Company reduced the costs of network construction, operation and maintenances.

With the progress of phase III project of nationwide CDMA network constructed by our Parent Company, the coverage and quality of CDMA network improved significantly. The CDMA high-quality network was basically established, providing reliable network for better marketing activities. In 2004, CDMA network wireless connection rate reached 99.6%, call drop rate was less than 0.45%.

The Company takes continuous effort to explore the potential of the exiting GSM network, and keeps on complementing, optimizing and improving the network to meet the market demand. As of 31 October 2004, the GSM network has been expanded to Tibet in trial, which means all 31 provinces in the country was connected by GSM network. In 2004, GSM network wireless system connection rate reached 98.8% and call drop rate was less than 1.0%.

IV Sales and marketing

1. Marketing strategies

In 2004, the Company persisted the principle of "open, cooperation and win-win" when actively leading and supporting the development of the CDMA industry value chain. By fully effected the function of "organization, introduction and coordination", the Company intensively engaged into CDMA terminal purchasing, enhanced service supporting and standardization management for SPs/CPs, and actively pushed the development of CDMA industry value chain. Those efforts aimed to solve the bottleneck of CDMA development. Through aggregated purchase of CDMA handset, the "Cool Phone", the entry barrier caused by high-cost handset was reduced and the attractiveness of CDMA business for the mass market was improved. By offering trial package to CDMA 1X users, the penetration of CDMA 1X wireless data service among the existing subscribers was increased. Meanwhile, the GSM business focused on providing voice and short message services, speeded up its "Cool Ring Tong" service promotion, and effectively increased customer value with a growing customer base.

The Company fully leveraged the edge of integrated businesses. In particular, according to the specific demand of industry and corporate customers, VPN, IP telephony, "Uni-Video" broadband video-telephony and "Uninet" services were bundled together to offer customerized communication solutions. Meanwhile, as the result of emphasizing service creation, the Company launched various industry applications, such as "Unicom Horizon Police Application", "Unicom Horizon Maritime Application" and "Stock-in-Palm" looking for a win-win cooperated relationship between the Company and industry customers.

2. Brand marketing strategies

In 2004, the Company actively deployed brand-marketing activities, driving business by brand promotion, to improve the Company's brand image. The "Worldwind" and "Uni-Video" services were popularly pursued by the market. The promotion campaigns of those services won 2004 "Business Marketing Innovation Prize" of "China Marketing Ceremony" and 2004 "Product Innovation Prize" of "Commercial Innovation Prize" respectively, which improved the Company's goodwill to a great extent.

The Company enhanced the layout and management of brand, positioned the brand and built up a clear and sustainable customer-oriented brand system. The Company comprehensively integrated the brands of wireless data value-added service, creating a new media port brand, the "uni", for customer content consuming, focusing on "entertainment", "life" and "commerce", to offer various and wonderful value-added services for customers. Meanwhile, the "U-Net" was shaped to be a high-end brand for wireless Internet access for laptop computer users. At the beginning of 2005, the Company successfully launched a new brand named "U-Power" which targeted the youth market.

3. Customer services

In 2004, the Company further optimized the process of customer service, provided segment and classified customer service accordingly, and supported the establishment of customer-oriented brand system. The Company offered one-to-one personalized service for industry and corporate customers, provided high-quality differentiated service for high-end individual customers and important corporate customers via customer club, and gave mass-market customers standard services with high experience apperception. Attributable to the affective heart to heart service, customer loyalty and customer satisfaction has been improved.

In order to advance analysis and management of service quality, the Company emphasized collection, analysis and data-mining of customer information, strengthened the construction of customer classification and information analysis system. Technical support was provided for making decision to innovate service and to acquire and retain customers. The Company standardized and simplified the use of customer service dial-in number by taking the opportunity of modifying customer service dial-in number, and advanced the Company's service image through the campaign of "Satisfaction at Unicom".

4. Sales and distribution channel

In 2004, the Company emphasized to strengthen the construction of sales and distribution channel for business development and customer retention, completed a flat sales channel network which has three major layers: the Company's self-owned sales outlets and direct sales team, the cooperated sales outlets, chartered outlet chains and shop centers, and the other social agent channels. To further the depth of sales and marketing, the Company actively expanded new-type channels such as Internet and telephone marketing. As of 31 December 2004, the Company had a total of 80,300 sales outlets, of which 5640 sales outlets were self-owned.

5. Tariff strategies

In 2004, the Company rationally responded to the fierce price competition in the Chinese telecommunication market. To refine the management, we actively classified and integrated all kinds of tariff package, and increased the transparency of tariff policy. By establishing and enforcing the approval process of tariff policy, the Company increased its instruction to the provincial branches and tightened the control of tariff, which helped to prevent the tariff from declining further, and to assure the profitability of subscriber growth.

V. Business development strategies for 2005

In 2005, subject to the requirements of scientific development, the Company will persist the strategy of rational, practical and active development. Led by market demand, the Company will actively promote business innovation, integrate all kinds of resources, and refine management to realize effective and rapid development of every business.

Taking advantage of the service superiority and network quality, the Company will take all efforts to pursue the rapid development of CDMA subscribers. By persisting marketing innovation led by market demand, the Company will strengthen coordination and management of CDMA handset purchase, enhance its expansion in the existing market, the net addition market, and the youth market. Meanwhile, the Company will speed up the development of value-added services, especially the CDMA 1X wireless data services, to drive growth of net addition subscribers and increase value of existing customers.

Along with the exploration of GSM network potential and assurance of steady growth, the Company will intensify the retention and stabilization of the exiting subscribers, reduce churn rate, and control marketing and sales cost. While assuring the stabilization of ARPU, we will take more effort to market voice traffic in the existing market, through offering bonus points or bundling gift-pack value-added service, to stabilize existing subscribers base and insure the stabilization and growth of revenue and profit.

The Company's competitive advantage of offering differentiating services is best demonstrated by value-added services, particularly the CDMA 1X VAS. This year the Company will focus on the promotion of SMS type services, "U-Net" service, "U-Info" service, and "Cool Ring Tone" service. The Company will leverage the growth potential of SMS type services and increase the traffic volume, consolidate marketing policy for "U-Net" to realize fast growth, boost the subscribers and usage of "U-Info" , and speed up construction and promotion of "Cool Ring Tong" to create new growth engine.

The Company will realize steady development of long distance, data and Internet business by sufficiently utilizing mobile network resource. By constantly providing high-value-added services for existing mobile subscribers, the Company will emphasize the growth of corporate customers, commerce customers, public customers and traveling customer group, strengthen the development of voice, leased line, dedicated line Internet access, "Uni-Video" service, "Unicom One Net" service and broadband-based value-added services.

The Company will fully leverage the edge of integrated businesses, break boundaries of different businesses, and actively consolidate all kinds of resources. To meet customers' request, the Company'll deploy service bundling, i.e. combination of voice and value-added services, mobile, data and Internet services, to form all kinds of competitive solution and drive industry and corporate customers growth.

In order to improve customer ascription, the Company will continually fine-tune the construction of customer-oriented brand, enhance cultivation of the four customer brands of "Worldwind", "New Horizon", "U-Power" and "Ruyi Tong" for cellular business, and promote the "uni" brand for wireless value-added services. The Company will improve the construction of business supporting system and deploy advanced information technology to provide the front-line service force with better support. It is also the Company's intention to improve operational analysis, enhance market planning and channel control, unify and standardize the brand image exhibited in sales channel. By means of persistently refining and improving its sales and service ability, the Company will realize sustainable, rapid and profitable development.

Management's Discussion and Analysis of Financial Condition and Results of Operations



Shang Bing
President

I. Overview

Faced with the intense market competition within the telecommunications industry, the financial operating results of the Company maintained steady development in 2004. The operating revenue sustained their steady growth. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) was further improved, with the balance sheet remaining sound.

Operating revenue in 2004 increased by 17.3% from 2003 to RMB79.33 billion. EBITDA(Note 1) increased by 8.5% from 2003 to RMB27.02 billion. Operating profit decreased by 6.6% to RMB7.96 billion. Net profit increased by 4.0% from 2003 to RMB4.39 billion. Basic earnings per share were RMB0.349, up by RMB0.013 per share from RMB0.336 in 2003. Capital expenditures were RMB18.39 billion. Free cash flow further improved from RMB2.81 billion in 2003 to RMB5.43 billion.

On 31 December 2003, the Company completed the acquisition of the GSM cellular assets and businesses and the CDMA businesses of Unicom New World in 9 provinces, municipalities and autonomous regions including Shanxi, and the sale of the entire equity interests in Guoxin Paging. For the ease of comparison, the unaudited pro forma information in 2003 ("pro forma") referred to in this report were prepared on the assumption that the acquisition of Unicom New World and the sale of Guoxin Paging had been undertaken before 1 January 2003 (unless otherwise stated, same as below).

On a pro forma basis, in 2004, operating revenue increased by 9.7%, EBITDA decreased by 0.7%, operating profit decreased by 23.7%, and net profit decreased by 24.0%.

(Note 1) EBITDA represented the net profit before deducting interest income, finance costs, net other income, income tax, depreciation and amortization and minority interests.

Total operating revenue
(RMB in billion)


67.64
72.33
79.33
03
03 pro forma
04

II. Operating revenue

Growth in the operating revenue of the Company continued to remain steady in 2004, and was RMB79.33 billion, up by 17.3% from 2003. On a pro forma basis, the increase was 9.7%.

Our operating revenue is mainly generated by the GSM and CDMA Cellular Businesses, the Long Distance, Data and Internet Business. The table below sets forth the changes in revenue composition and their proportion to total operating revenue for each of our business segments for the years 2003, 2003 pro forma and 2004.

Revenue composition


8.4%
3.2%
2003
88.4%
7.2%
2003
pro forma
92.8%
7.0%
2004
93.0%
Cellular
Long distance, Data and Internet
Paging

	2003		2003 pro forma		**2004**	
	RMB in million	As percentage of total	RMB in million	As percentage of total	**RMB in million**	**As percentage of total**
Operating revenue:						
Cellular, include:	59,746	88.4%	67,120	92.8%	**73,804**	**93.0%**
GSM	41,166	60.9%	46,369	64.1%	**47,466**	**59.8%**
CDMA	18,580	27.5%	20,751	28.7%	**26,338**	**33.2%**
Long Distance, Data and Internet	5,733	8.4%	5,207	7.2%	**5,528**	**7.0%**
Paging	2,157	3.2%	—	—	**—**	**—**
Total operating revenue	67,636	100.0%	72,327	100.0%	**79,332**	**100.0%**

1. Sustained and rapid growth in CDMA Cellular Business

Revenue from the CDMA Cellular Business grew further by the sustainable and fast growth in our CDMA subscribers base. Operating revenue from our CDMA Cellular Business reached RMB26.34 billion in 2004, an increase of 41.8% from 2003. On a pro forma basis, the increase was 26.9%. Average revenue per user ("ARPU") for our CDMA Cellular Business reached RMB85.3, a decrease of 32.2% from 2003 on a pro forma basis.

The table below sets forth the revenue composition of our CDMA Cellular Business and their respective share of operating revenue from CDMA Cellular Business in 2003, 2003 pro forma and 2004.

Revenue of CDMA Cellular Business


RMB in million
18,580
20,751
26,338
03
03 pro forma
04

	2003		2003 pro forma		2004	
	RMB in million	As percentage of total	RMB in million	As percentage of total	**RMB in million**	**As percentage of total**
Operating revenue:	18,580	100.0%	20,751	100.0%	**26,338**	**100.0%**
(1) Service revenue	16,624	89.5%	18,336	88.4%	**24,220**	**92.0%**
Include:						
Usage fee	11,672	62.8%	12,993	62.6%	**16,165**	**61.4%**
Monthly fee	3,488	18.8%	3,914	18.9%	**4,638**	**17.6%**
Interconnection revenue	608	3.3%	465	2.3%	**927**	**3.5%**
Others	856	4.6%	964	4.6%	**2,490**	**9.5%**
(2) Sales of telecommunication products	1,956	10.5%	2,415	11.6%	**2,118**	**8.0%**


CDMA ARPU
(RMB)
128.4
125.8
85.3
03
03 pro forma
04

Service revenue from CDMA Cellular Business as a percentage of the total operating revenue increased from 88.4% in 2003 to 92.0% in 2004. CDMA usage fees rose to RMB16.16 billion in 2004, representing 61.4% of its total operating revenue from CDMA Cellular Business, while monthly fee reached RMB4.64 billion in 2004, representing 17.6% of its total operating revenue from CDMA Cellular Business. CDMA interconnection revenue reached RMB0.93 billion, accounting for 3.5% of the total operating revenue from CDMA Cellular Business. Revenue from the sales of telecommunication products as a percentage of the total operating revenue from CDMA Cellular Business reduced from 11.6% in 2003 on a pro forma basis to 8.0% in 2004.

The Company has devoted a lot of efforts to develop its CDMA wireless data business, and will use its best endeavours to convert the technology and business superiority in CDMA to a competitive edge in marketing in order to enhance competitiveness. Revenue from the value-added business of CDMA Cellular Business reached RMB2.38 billion, and accounted for 9.8% of total service revenue from CDMA Cellular Business in 2004, an increase from 4.5% in 2003.

2. Development in GSM Cellular Business remained steady

Revenue from the GSM Cellular Business increased by 15.3% from 2003 and reached RMB47.47 billion in 2004, representing an increase of 2.4% on a pro forma basis. ARPU from GSM Cellular Business decreased from RMB56.3 in 2003 on a pro forma basis to RMB49.4 in 2004, down by 12.3%.

The table below sets forth the revenue composition of our GSM Cellular Business and their respective share of operating revenue from the GSM Cellular Business in the years 2003, 2003 pro forma and 2004.

Revenue of GSM Cellular Business
(RMB in million)


41,166
46,369
47,466
03
03 pro forma
04

	2003		2003 pro forma		**2004**	
	RMB in million	As percentage of total	RMB in million	As percentage of total	**RMB in million**	**As percentage of total**
Operating revenue:	41,166	100.0%	46,369	100.0%	**47,466**	**100.0%**
(1) Service revenue	40,303	97.9%	45,409	97.9%	**46,579**	**98.1%**
Include:						
Usage fee	29,072	70.6%	33,103	71.4%	**31,997**	**67.4%**
Monthly fee	7,042	17.1%	8,047	17.4%	**6,922**	**14.6%**
Interconnection revenue	1,927	4.7%	1,722	3.7%	**2,614**	**5.5%**
Others	2,262	5.5%	2,537	5.4%	**5,046**	**10.6%**
(2) Sales of telecommunication products	863	2.1%	960	2.1%	**887**	**1.9%**

GSM ARPU
(RMB)


56.7
56.3
49.4
03
03 pro forma
04

Revenue of Long Distance, Data and Internet Business
(RMB in billion)


5.73
5.21
5.53
03
03 pro forma
04

Service revenue from GSM Cellular Business as a percentage of the total operating revenue from GSM Cellular Business increased from 97.9% in 2003 on a pro forma basis to 98.1% in 2004. GSM usage fees reached RMB32.00 billion in 2004, representing 67.4% of the total operating revenue from GSM Cellular Business, while monthly fee reached RMB6.92 billion in 2004, representing 14.6% of the total operating revenue from GSM Cellular Business. GSM interconnection revenue was RMB2.61 billion, accounting for 5.5% of the total operating revenue from GSM Cellular Business.

Revenue from GSM value-added services of the Company reached RMB4.86 billion in 2004, representing a 10.4% share in the service revenue from GSM Cellular Business, an increase from 5.0% in 2003.

3. Steady development in traffic volume of Long Distance, Data and Internet Business

By leveraging on the technological features of our multi-businesses integrated network platform, along with effectively expanding international and domestic call volume for PSTN and IP telephony, we have been proactively promoting distinctive services such as: "Ruyi Mailbox", "Uni-Video" and "Unicom One Net". Revenue from our Long Distance, Data and Internet Business decreased by 3.6% from 2003 and reached RMB5.53 billion in 2004, an increase of 6.2% from 2003 on a pro forma basis.

III. Operating expenses

Operating expenses in 2004 were RMB71.38 billion, representing an increase of 20.7%, which was greater than the 17.3% growth in operating revenue for the same period. On a pro forma basis, the increase would be 15.3%.

The table below illustrates the major expense items from 2003, 2003 pro forma and 2004 and their respective share of total operating revenue.

	2003		2003 pro forma		**2004**	
	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue	**RMB in million**	**As percentage of total revenue**
Total operating expenses, include:	59,122	87.4%	61,896	85.6%	**71,375**	**90.0%**
Leased lines and network capacities	4,320	6.4%	4,727	6.5%	**7,398**	**9.3%**
Interconnection charges	5,921	8.7%	6,119	8.5%	**7,517**	**9.5%**
Depreciation and amortization	16,385	24.2%	16,766	23.2%	**19,063**	**24.0%**
Personnel	4,575	6.8%	4,355	6.0%	**4,526**	**5.7%**
Selling and marketing	15,157	22.4%	17,200	23.8%	**18,944**	**23.9%**
General, administrative and other expenses	9,112	13.5%	9,070	12.5%	**10,448**	**13.2%**
Cost of telecommunications products sold	3,652	5.4%	3,659	5.1%	**3,479**	**4.4%**

Analysis of operating expenses

Percentage of expenses to total revenue (%)


87.4
85.6
90.0
03
03 pro forma
04
Leased lines and network capacities
Interconnection charges
Depreciation and amortization
Personnel
Selling and marketing
General, administrative and other expenses
Cost of telecommunications products sold

1. Leased lines and network capacities

As a result of the increasing in the subscribers of the CDMA Business in 2004, leased CDMA network capacities increased by 9.75 million subscribers, which led to lease expense for CDMA network capacities increased from RMB 3.91 billion in 2003 on a pro forma basis to RMB6.59 billion. In 2004, the aggregate amount of leased line and network capacities of the Company increased to RMB7.40 billion. On a pro forma basis, the increase was 56.5%. Their proportion to total operating revenue rose from 6.5% on a pro forma basis to 9.3% in 2004.

2. Interconnection charges

With an increase in interconnection traffic volume, interconnection charges increased to RMB7.52 billion in 2004, an increase of 22.8% on a pro forma basis. Interconnection charges for CDMA and GSM Cellular Business increased by 59.0% and 7.8% respectively from 2003 on a pro forma basis. Interconnection charges for Long Distance, Data and Internet Business increased by 23.6% from 2003 on a pro forma basis. With the developments in our businesses, interconnection charges as a percentage of total operating revenue also increased from 8.5% on a pro forma basis to 9.5%.

3. Depreciation and amortization

Due to adequate expansion of capacity for the GSM network and the expansion of assets scale, depreciation and amortization expenses increased by 13.7% from 2003 on a pro forma basis to RMB19.06 billion in 2004. Depreciation and amortization expenses as a percentage of total operating revenue changed from 23.2% in 2003 on a pro forma basis to 24.0%.

Analysis of operating expenses

Composition of operating expenses (%)


100.0
7.3
10.0
27.8
7.7
25.6
15.4
6.2
100.0
7.6
9.9
27.1
7.0
27.8
14.7
5.9
100.0
10.4
10.5
26.8
6.3
26.5
14.6
4.9
03
03 pro forma
04

4. Personnel

In 2004, the Company continued to control its personnel expenses, so as to improve labor productivity. Our personnel expenses in 2004 were RMB4.53 billion in 2004, an increase of 3.9% from 2003 on a pro forma basis. The proportion of personnel expenses as a percentage of total operating revenue dropped to 5.7%, from 6.0% in 2003 on a pro forma basis. In order to align the interests of our employees with that of our shareholders, we have set up an employee share option scheme and granted options to qualified employees. During 2004, total share option involving 113,322,000 shares in the Company were granted under the share option scheme. For more information regarding our share option scheme, please refer to the Report of the Directors and Note 29 to the Financial Statements.

5. Selling and marketing

Our major selling and marketing expenses included commissions, promotion and advertising expenses and amortization of customer acquisition costs of contractual CDMA subscribers. Selling and marketing expenses totaled RMB18.94 billion in 2004, an increase of 10.1% from 2003 on a pro forma basis. Amortization of CDMA subscribers acquisition costs in 2004 was RMB6.12 billion. The balance of unamortised deferred CDMA subscribers acquisition costs changed from RMB4.45 billion in 2003 to RMB4.75 billion. Due to the continued growth in the subscriber base of our various business segments, the commissions to distributors and sales agents rose to RMB9.91 billion, an increase of 26.1% from 2003 on a pro forma basis. Promotion and advertising expenses were RMB2.37 billion, an increase of 9.2% from 2003 on a pro forma basis. Selling and marketing expenses as a percentage of operating revenue changed from 23.8% in 2003 on a pro forma basis to 23.9%.

6. General, administrative and other expenses

As a result of expansion in scale of operation, as well as the surge in energy prices, such as water and electricity, our general, administrative and other expenses were RMB10.45 billion in 2004, up by 15.2% from that in 2003 on a pro forma basis. General, administrative and other expenses as a percentage of total operating revenue increased from 12.5% in 2003 on a pro forma basis to 13.2% in 2004. In 2004, the provision for doubtful debts was RMB2.19 billion, an increase of 12.1% from 2003 on a pro forma basis. Provision for doubtful debts as a percentage of service revenue increased slightly from 2.8% in 2003 on a pro forma basis to 2.9% in 2004.

7. Cost of telecommunications products sold

The cost of telecommunication products sold increased to RMB3.48 billion in 2004, a decrease of 4.9% from 2003 on a pro forma basis. The share of cost of telecommunications products sold as a percentage of operating revenue decreased from 5.1% in 2003 on a pro forma basis to 4.4%.

IV. Earnings

1. Operating profit

As market competition became intense, and the newly added subscribers were mainly from the low end market, rate of growth in costs was greater than that in operating revenue. In 2004, our operating profit reached RMB7.96 billion, a decrease of 6.6% from 2003. On a pro forma basis, the decrease was 23.7%.

Operating profit from our GSM Cellular Business decreased to RMB8.26 billion, a decrease of 15.8% from 2003 on a pro forma basis. Operating loss from our CDMA Cellular Business was RMB0.59 billion in 2004, which was decreased by 5.0% from the loss of RMB 0.62 billion on a pro forma basis in 2003. Operating profit from our Long Distance, Data and Internet Business increased to RMB0.47 billion in 2004, a decrease of 67.3% from 2003 on a pro forma basis. The decrease in operating profit from our Long Distance, Data and Internet Business was mainly attributable to competition in the market becoming more intense, which resulted in a slow growth in business income. Rate of growth in operating costs exceeded that in revenue by 13.8 percentage points.

2. Finance income and costs

Finance income in 2004 fell to RMB 0.10 billion, a decrease of 36.6% from that in 2003 on a pro forma basis. Finance costs were RMB 1.69 billion, a decline of 27.2% from 2003 on a pro forma basis. Net finance costs fell from RMB 2.16 billion on a pro forma basis in 2003 to RMB 1.59 billion, a decrease of 26.5%, which was mainly attributable to fund raising by way of syndicated loans, which is a low-cost financing method, whilst maintaining turnover on its capital to enhance its efficiency.


Net profit
RMB in billion
4.22
5.77
4.39
03
03 pro forma
04

3. Other income, net

Net other income of the Company in 2004 was RMB 0.10 billion.

4. Income tax

Our income tax increased to RMB2.08 billion in 2004, a decrease of 15.9% from that in 2003 on a pro forma basis. The effective tax rate was 32.2%.

5. Net profit

Our net profit reached RMB4.39 billion in 2004. Basic earnings per share were RMB0.349, an increase of 4.0% from RMB0.336 in 2003.

EBITDA and EBITDA margin


36.8%
37.6%
34.1%
24.90
27.20
27.02
03
03 pro forma
04
EBITDA (RMB in billion)
EBITDA Margin

Capital expenditure and projected capital expenditure

(RMB in billion)


19.76
21.94
18.39
18.23
03
03 pro forma
04
05

V. EBITDA

EBITDA of the Company increased by 8.5% from 2003 to RMB27.02 billion in 2004. On a pro forma basis, a fall of 0.7% was recorded. EBITDA margin (EBITDA as a percentage of operating revenue) fell from 37.6% on a pro forma basis in 2003 to 34.1%.

EBITDA for the GSM Cellular Business in 2004 was RMB24.43 billion, which was comparable to that on a pro forma basis in 2003. EBITDA margin fell from 52.6% on a pro forma basis to 51.3%. EBITDA for the CDMA Cellular Business changed from -RMB0.33 billion on a pro forma basis in 2003 to -RMB0.15 billion in 2004. EBITDA for the Long Distance, Data and Internet Business was RMB2.8 billion in 2004, a decrease of 11.4% from that in 2003 on a pro forma basis. EBITDA margin for this business fell from 37.5% on a pro forma basis in 2003 to 31.6% in 2004.

VI. Capital expenditures and free cash flow

The Company implemented strict controls over the capital expenditures. Efficiency in investment was enhanced through exploring potentials for the existing network and optimizing resources allocation. The Company made investments with respect to GSM cellular communication as appropriate in regions with high market demand. Capital expenditures for our various businesses totaled RMB18.39 billion in 2004, accounting for 95.0% of total budget for 2004, i.e. RMB19.35 billion. Capital expenditures attributable to the GSM Cellular Business, the Long Distance, Data and Internet Business, infrastructure network and local transmission and gateway, billing system, customer services and information technology system and buildings were RMB6.40 billion, RMB1.34 billion, RMB3.06 billion and RMB7.59 billion respectively.

Free cash flow in 2004 improved further from RMB2.81 billion in 2003 to RMB5.43 billion.

The table below illustrates the capital expenditures of various major segments in 2004 and the planned expenitures in 2005.

	2004 (RMB billion)	**2005 (RMB billion)**
Total	18.39	**18.23**
Cellular	6.40	**7.59**
Long Distance, Data and Internet	1.34	**1.22**
Infrastructure transmission network	3.06	**3.05**
Others	7.59	**6.37**

Capital expenditures planned for the Company in 2005 is RMB18.23 billion, which will be used mostly to improve the GSM network and construction of network infrastructure such as auxillary system. The Company will rely principally on cash generated by operations for satisfying our capital expenditures needs.

VII. Balance sheet analysis

The Company's balance sheet was further improved in 2004. Total assets changed from RMB149.84 billion as at the end of 2003 to RMB 145.63 billion in 2004. Total liabilities decreased from RMB 80.22 billion as at the end of 2003 to RMB 72.82 billion as at the end of 2004. The liabilities-to-assets ratio fell from 53.5% as at the end of 2003 to 50.0% as at the end of 2004.

As of 31 December 2003, we had net current liabilities (i.e. current assets minus current liabilities) of RMB21.66 billion. The Company's net current liabilities were RMB28.27 billion as of 31 December 2004. The decrease in working capital mainly attributable to the use of short term bank deposits from internal resources to repay long term bank borrowings. Taking into account available financing and continuous net cash inflows from our operating results, we believe that the Company has sufficient working capital for its present requirements.

VIII. Critical accounting policies and significant accounting estimates

The preparation of our financial statements and this annual report requires us to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities as at the relevant dates, and revenue and expenses for the relevant periods. We have identified the accounting policies and estimates below as considered critical to our operating activities and to the understanding of our operating results and financial positions. For a discussion of the application of these and other accounting policies, see Notes 2 and 3 to the financial statements included in this annual report. There can be no assurance that actual results will not differ from those estimates and assumptions.

1. Deferral of CDMA Customer Acquisition Costs

We have been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, we began to offer certain promotional packages in the second half of 2002. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract periods, which range from 6 months to 2 years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain non-refundable amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate us for any loss in the event of the subscriber's non-performance of related contractual obligations.

We consider the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as part of the customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred, to the extent recoverable, and amortised over the contractual periods to match with the minimum contract revenue.

We determined our accounting policy of deferred customer acquisition costs of contractual CDMA subscribers after a careful evaluation of our specific facts and circumstances, and believe that the capitalisation of such costs appropriately matches with the future contractual revenues due to (1) the historically high ARPUs and low churn, default or bad debt rates of these subscribers; (2) our established procedures and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, we believe that the deferred customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalisation and amortisation of these customer acquisition costs to match future revenue is an appropriate accounting policy. Furthermore, we continuously assess and evaluate the recoverability of these deferred customer acquisition costs, based on the detailed review of historical subscriber churn rates and the estimated default rate. Based on our current assessment and evaluation, we believe that there is no significant problem in recovering the carrying amounts of the deferred customer acquisition costs as at 31 December 2004.

We have made the above recoverability assessments based on the current legal and operating environment relating to the subscribers' contract performance and other information currently available to us. Actual results may differ significantly from the current situation and our current estimates. If the situation changes significantly in the future, we may need to expense off additional non-recoverable deferred customer acquisition costs based on conditions at that time.

2. Lease of CDMA Network Capacity

We have entered into a CDMA network capacity lease agreement with Unicom Group and its wholly-owned subsidiary, Unicom New Horizon. Pursuant to this CDMA lease agreement, Unicom New Horizon has agreed to lease the capacity of the CDMA network to us covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the 3 municipalities of Beijing, Shanghai and Tianjin. This lease became effective on 8 January 2002.

In addition, on 31 December 2002 and 2003, we acquired all the equity interests in Unicom New Century and Unicom New World respectively, which together operate GSM and CDMA Cellular Businesses in another 12 provinces, 1 municipality and 5 autonomous regions in the PRC. Unicom New Century and Unicom New World have also respectively entered into a CDMA lease agreement with Unicom Group and Unicom New Horizon on similar terms and conditions. These lease agreements and our existing lease agreement will be referred to as the "CDMA Lease Agreements".

According to the terms of the CDMA Lease Agreements, the initial lease period is for one year, renewable for additional one-year terms at our own option. We have the exclusive right to lease and operate the CDMA network capacity in the above regions. Also, we have the option to add or reduce the capacity leased by giving specified period of advance notice. The lease per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%. In January 2004, we renewed the CDMA network capacity for an additional one-year term.

We have assessed the appropriate lease classification at the inception of the CDMA Lease Agreements. Factors and related implications we have considered include whether we have taken the risks and rewards of ownership of the CDMA assets. Furthermore, we have considered whether the existence of the purchase option and the annual renewal options, combined with the related economic penalties, risks and benefits, have caused us to take on risks and rewards similar to those that an owner of these assets would bear.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors. We believe we only bear the risks associated with the operation of our CDMA business during the relevant leasing periods and are free from any ownership risks of CDMA network. According to the terms of the CDMA Lease Agreements, our initial lease period is only one year, with renewal for additional one-year terms at our own option. Accordingly, there is no predetermined lease period and minimum network capacity to be leased in future periods. We have the option to determine whether we will renew and continue the leases and how much capacity to lease. We also have the option to decide whether we will exercise the purchase option of CDMA network based on market environment and the future operating performance of the CDMA business subject to approvals obtained from our independent minority shareholders.

Accordingly, if the CDMA business turns out to be unsuccessful, we do not have the obligation to continue this CDMA lease arrangement or to exercise the purchase option. Or, we could continue to lease nominal capacity in order to ensure that no other operators takes possession of the assets to compete with us in our service areas.

In general, the classification of leases is dependent on whether the risks and rewards of ownership of the leased assets rest substantially with the lessor or the lessee. Leases that substantially transfer to the lessee all the risks and rewards of ownership of the leased assets are accounted for as finance leases; and leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessor are accounted for as operating leases. When performing this assessment, we have considered a number of factors above that required significant judgments.

At the inception of the CDMA Lease Agreements, there has been a high degree of uncertainty related to the market condition and existing operating results of CDMA business. It remains highly uncertain whether we will continue to lease the network in the future or to estimate the future network capacity to be leased. We are also unable to determine whether or not we will exercise the purchase option. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remain with Unicom Group and Unicom New Horizon, we account for the leasing of the CDMA network as operating leases for the initial lease periods, estimated to be three years, so as to reflect the respective rights and obligations of the relevant parties to the CDMA Lease Agreements. At the end of the effective lease term, we will reassess the appropriate classification based on the relevant factors and circumstances available at that time.

Under the above accounting estimates, only the operating lease expense has been recorded in our income statement since the commencement of the CDMA Lease Agreements, whereas the carrying value of the CDMA assets and the related liabilities are not reflected in our balance sheet. For the year ended 31 December 2004, we recorded lease expense of approximately RMB6.59 billion under the CDMA Lease Agreements.

3. Provision for Doubtful Debts

Accounts receivables are stated at costs, less provision for doubtful debts. We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as of each period-end, we make a general provision based on the aging pattern of the receivable amounts and by applying reasonable percentages to the outstanding receivables. We make such estimates based on our past experience, historical collection patterns, subscribers' credit worthiness and collection trends. For the general subscribers of Cellular, Long Distance, Data and Internet services, we make a full provision for receivables aged over 3 months, which is consistent with our credit policy with respect to relevant subscribers.

Our estimates described above are based on our historical experience, subscriber creditability and collection trends. If circumstances change (e.g. due to factors including developments in our business and the external market environment), we may need to re-evaluate our policies on doubtful debts, and make additional provisions in the future.

4. Income Tax and Deferred Taxation

Income tax is provided for based on income before tax for statutory financial reporting purposes, adjusted for income and expense item that are not assessable or deductible for tax purposes and taking into consideration any preferential tax treatment to which we are entitled.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In the preparation of our financial statements, we estimated our income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which we are entitled in each location or jurisdiction in which we operate. This process involves estimation made by us about our current tax exposure together with an assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period. We believe that we have recorded adequate tax provisions based on our best estimates and assumptions. For the evaluation of temporary differences, we have assessed the likelihood that our deferred taxes could be deferred and recovered. Major deferred tax components include interests on loans from CCF joint ventures, loss arising from terminations of CCF arrangements, provisions for doubtful debts and write-down of inventory to net realisable value and additional depreciation deductible for tax purpose. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB0.54 billion as of 31 December 2004. Deferred tax assets are recognised based on our estimates and assumptions that they will be recovered from taxable income from the continuing operations in the foreseeable future.

We believe we have recorded adequate current and deferred taxes based on prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

IX. Others

In the course of our regular internal audit during 2004, we identified certain improper accounting recordings and errors at our Jiangxi and Xinjiang branches. These two branches were acquired by us in connection with our acquisition of the cellular telecommunications businesses in nine provinces and autonomous regions in the PRC on 31 December 2002. We have identified and communicated these issues to our audit committee. We have concluded that no restatement of our consolidated financial statements as of and for the years ended 31 December 2002 and 2003 is necessary as these issues did not result in a material misstatement of such consolidated financial statements and did not have a material impact on our financial condition and results of operations.

However, our management is of the view that these issues at our Jiangxi and Xinjiang branches reflect a material weakness in internal control over financial reporting. These issues relate to, among others: bad debt provision, mobile handset costs and agency commission as well as revenue recognition. These issues resulted in an overstatement of our net assets of approximately RMB34 million as of 31 December 2002 and an overstatement of profit after taxation of approximately RMB115 million for the year ended 31 December 2003. Our management has made the appropriate corrections in the consolidated income statement for the year ended 31 December 2004.

Upon the identification of these issues at our Jiangxi and Xinjiang branches, our management promptly imposed disciplinary action against the responsible employees at these two branches. We have not identified similar issues at our other branches in the course of our regular internal audit. Under the direction of our audit committee, our management has strengthened control processes and procedures in order to prevent a recurrence of such issues. These steps include, among others: (1) further strengthening the internal audit and monitoring controls over our branches; (2) establishing centralized management information systems to improve internal controls; and (3) implementing more stringent responsibility systems to ensure the accuracy in the reporting of financial data.

The directors (the "Directors") of China Unicom Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004.

Principal activities

The principal activities of the Company are investment holding and its subsidiaries are principally engaged in the provision of cellular, long distance, data and Internet services in China.

Results and appropriation

The results of the Group for the year ended 31 December 2004 are set out on pages 66 and 67 of the financial statements.

In view of the rapid growth in the Group's business and strong operating performance during 2004, the Board of Directors recommends the payment of a final dividend of RMB0.10 per ordinary share, totaling approximately RMB1.256 billion for the year ended 31 December 2004.

Summary of financial information

Please refer to the Financial Summary on pages 157 and 158 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2004.

Loans

Please refer to Notes 25 and 26 to the financial statements for details of the bank loans of the Group as at 31 December 2004.

Capitalised Interest

Please refer to Note 9 to the financial statements for details of the Group's capitalised interest for the year ended 31 December 2004.

Property, plant and equipment

Please refer to Note 20 to the financial statements for changes in the property, plant and equipment of the Group and the Company for the year ended 31 December 2004.

Charge on assets

As of 31 December 2004, no property, plant and equipment was pledged to banks as loan security.

Reserves

Please refer to page 71 of the financial statements for the movements in the reserves of the Group and the Company for the year ended 31 December 2004.

Donations

For the year ended 31 December 2004, the Group made charitable and other donations totalling RMB13,956,000.

Subsidiaries

Please refer to Note 23 to the financial statements for details of the Company's subsidiaries as at 31 December 2004.

Changes in shareholders' equity

Please refer to page 71 of the financial statements on the Statement of Changes in Equity.

Housing benefits

Please refer to Note 13 to the financial statements for details of the housing benefits provided to employees of the Group.

Retirement benefits

Please refer to Note 12 to the financial statements for details of the retirement benefits provided to employees of the Group.

Pre-emptive rights

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major suppliers and customers

The Group's sales to its five largest customers did not exceed 30% of the Group's total turnover for the year ended 31 December 2004.

Purchases from the largest supplier for the year ended 31 December 2004 represented approximately 9% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2004 accounted for approximately 25% of the total purchases of the Group for the year 2004.

None of the Directors nor their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2004.

Connected transactions

Please refer to Note 30(a) to the financial statements and the paragraph headed "Material Events" for a summary of the connected transactions entered into by members of the Group for the year ended 31 December 2004.

The independent non-executive Directors of the Company confirmed that all connected transactions referred to in Note 30(a), to which the Group was a party during 2004:

1. were entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of its business;
2. were entered into either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than terms available to or from (as appropriate) independent third parties; and
3. were entered into in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of our shareholders as a whole.

The independent non-executive Directors further confirm that:

1. the aggregate annual lease fee for the lease of CDMA capacity from Unicom New Horizon to CUCL did not exceed the maximum amount of RMB9.361 billion;
2. the aggregate annual lease fee for the lease of CDMA capacity from Unicom New Horizon to Unicom New Century (which has been merged into and succeeded by CUCL) did not exceed the maximum amount of RMB2.460 billion;
3. the aggregate annual lease fee for the lease of CDMA capacity from Unicom New Horizon to Unicom New World did not exceed the maximum amount of RMB1.500 billion;
4. the aggregate annual value of the rental charges for premises, equipment and facilities between CUCL and Unicom Group did not exceed the maximum amount of RMB100 million;
5. the aggregate annual value of the rental charges for premises leased from Unicom Group to Unicom New Century did not exceed the maximum amount of RMB8 million;

6. the aggregate annual value of the rental charges for premises leased from Unicom Group to Unicom New World did not exceed the maximum amount of RMB8 million; and

7. the aggregate value of the rental income for the provision of premises to New Guoxin by CUCL, Unicom New Century and Unicom New World did not exceed the maximum amount of RMB200 million.

Share capital

Please refer to Note 28 to the financial statements for details of the share capital of the Company for the year ended 31 December 2004.

Share option scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the amended chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") which came into effect on 1 September 2001 and, following amendment, provides a more favourable scheme to attract and retain key personnel. Under the amended Share Option Scheme:

(i) share options may be granted to employees including executive directors of the Group and any of the non-executive directors;

(ii) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(iii) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(iv) the option period commences on any day after the date on which an option is offered, but may not exceed 10 years from the offer date; and

(v) the subscription price shall not be less than the higher of:

   (a) the nominal value of the shares;

   (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and

   (c) the average closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

Up to 31 December 2004, 248,626,800 share options had been granted and remain valid under the Share Option Scheme of the Company, of which 8,102,600 share options are being held by the directors. Please refer to the paragraph "Directors' Interests and short positions in shares, and Remuneration" herein below for details.

All of the options granted and outstanding as at 31 December 2004 are governed by the amended terms of the Share Option Scheme as stated herein.

As of 31 December 2004, 10,496,000 options granted under the Share Option Scheme have been exercised.

Pre-global offering share option scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme stated above except that:

(i) The price of a share payable upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and Stock Exchange transaction levy);

(ii) The period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(iii) No further options can be granted under the scheme.

Up to 31 December 2004, 25,436,600 share options had been granted and remain valid under the Pre-Global Offering Share Option Scheme of the Company, of which 408,800 options are being held by the directors. Please refer to the paragraph "Directors' interests and short positions in shares, and Remuneration" herein below for details.

All of the options granted and outstanding as at 31 December 2004 are governed by the amended terms of the Pre-Global Offering Share Option Scheme as stated herein.

Up to 31 December 2004, no options granted under the Pre-Global Offering Share Option Scheme have been exercised.

Financial impact and valuation of share options granted

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

In respect of the disclosure of the value of options granted, please refer to the section headed "Supplemental Financial Information for North American Shareholders" on page 156.

Please also refer to Note 29 to the financial statements for an additional description of the respective share option schemes.

Purchase, sale or redemption of shares

For the year ended 31 December 2004, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed shares.

Substantial interests and short positions in the share capital of the Company

The following table sets out the interests and short positions of every person, other than a Director or chief executive of the Company, in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "Ordinance") as at 31 December 2004:

	Ordinary shares held		Percentage of
	Held directly	Held Indirectly	Total issued Shares
(i) China United Telecommunications Corporation ("Unicom Group")	—	9,725,000,020	77.41%
(ii) China United Telecommunications Corporation Limited ("A Share Company")	—	9,725,000,020	77.41%
(iii) China Unicom (BVI) Limited ("China Unicom (BVI)")	9,725,000,020	—	77.41%

Note: Because of the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the Ordinance, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

Apart from the foregoing, as at 31 December 2004 no person or corporation had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under section 336 of the Ordinance.

Please also refer to Note 28 to the financial statements for the shareholding position of the Company's shares as at 31 December 2004.

Directors and senior management of the company

The following table sets forth certain information concerning the Directors and senior management of the Company.

Name	Position in the Company	Appointment Date	Re-appointment Date
Chang Xiaobing	Executive Director Chairman, Chief Executive Officer	21-Dec-04	
Shang Bing	Executive Director President	5-Nov-04	
Tong Jilu	Executive Director & Chief Financial Officer	1-Feb-04	12-May-04
Zhao Le	Executive Director & Vice President	1-Feb-04	12-May-04
Lo Wing Yan, William	Executive Director & Vice President	8-Jul-02	12-May-03 and 12-May-04
Ye Fengping	Executive Director & Vice President	2-Jan-03	12-May-03 and 12-May-04
Liu Yunjie	Non-Executive Director	1-Feb-00	12-May-04
Cheung Wing Lam, Linus	Independent Non-Executive Director	12-May-04	
Wu Jinglian	Independent Non-Executive Director	20-Apr-00	13-May-02 and 12-May-04
Craig O. McCaw	Independent Non-Executive Director	24-May-00	12-May-03
C. James Judson	Alternate Director to Craig O. McCaw	14-Mar-01	
Shan Weijian	Independent Non-Executive Director	12-May-03	

In accordance with Article 101 of the Articles of Association, newly appointed directors, Messrs Shang Bing is due to retire at the forthcoming annual general meeting of the Company and the retiring director being eligible will offer himself for re-election.

In accordance with Article 97 of the Articles of Association, Messrs Craig O. McCaw (and his Alternate Director, C. James Judson), Shan Weijian, Wu Jinglian, as well as Zhao Le are due to retire at the forthcoming annual general meeting of the Company and, except Mr. Craig O. McCaw (and his Alternate Director, C. James Judson), all retiring directors being eligible will offer themselves for re-election.

Directors' interests and short positions in shares, and Remuneration

As at 31 December 2004, the interests and short positions of the Directors and the chief executive of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Securities and Futures Ordinance (the "Ordinance")) as recorded in the register required to be kept under section 352 of the Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

As at 31 December 2004, the following Directors and chief executive of the Company held the following share options under the Pre-Global Offering Share Option Scheme and the Option Scheme:

Existing Directors (as at 31/12/2004)

Name of Directors	No. of Options Outstanding At The Beginning of The Year [1]	No. of Options Granted During The Year [1]	No. of Options Exercised During The Year	No. of Options Outstanding At The End of The Year	Remuneration for The Year 2004 RMB
Chang Xiaobing [2]	N/A	526,000	—	526,000	77,000
Shang Bing [2]	N/A	420,000	—	1,208,400	553,000
Tong Jilu [3]	N/A	292,000	—	1,168,000	2,562,000
Zhao Le [3]	N/A	272,000	—	816,400	1,996,000
Lo Wing Yan, William	292,000	262,000	—	554,000	2,392,000
Ye Fengping	472,000	262,000	—	734,000	2,177,000
Liu Yunjie [4]	N/A	292,000	292,000	876,600	292,000
Wu Jinglian	584,000	292,000	—	876,000	319,000
Shan Weijian	292,000	292,000	—	584,000	319,000
Craig O. McCaw	584,000	292,000	—	876,000	319,000
Cheung Wing Lam, Linus [5]	—	292,000	—	292,000	203,000

1. Each option gives the holder the right to subscribe for one share.
2. Mr. Chang Xiaobing was appointed as Chairman and Chief Executive Officer on 21 December 2004. Mr. Shang Bing was appointed Executive Director and President on 5 November 2004.
3. Mr. Tong Jilu was appointed as Executive Director and Chief Financial Officer on 1 February 2004. Mr. Zhao Le was appointed as Executive Director and Vice President on 1 February 2004.
4. Mr. Liu Yunjie resigned as Vice President and was appointed as Non-Executive Director on 1 February 2004.
5. Mr. Cheung Wing Lam, Linus was appointed as Independent Non-Executive Director on 12 May 2004.

Resigned Directors (as at 31/12/2004)

Name of Directors	No. of Options of Directors Outstanding At The Beginning of The Year [1]	No. of Options Granted to Directors During Services within The Year [1]	No. of Options Exercised to Directors During Services within The Year	Remuneration During Services within the Year RMB
Wang Jianzhou [6]	1,236,200	526,000	—	2,214,000
Shi Cuiming [7]	1,188,200	—	—	3,073,000
Ge Lei [8]	876,600	—	—	27,000
Lee Hon Chiu [9]	584,000	—	—	116,000

6. Mr. Wang Jianzhou resigned as Chairman, Chief Executive Officer and President on 5 November 2004.
7. Mr. Shi Cuiming resigned as Executive Director and Executive Vice President on 1 February 2004.
8. Mr. Ge Lei resigned as Non-Executive Director on 1 February 2004.
9. Mr. Lee Hon Chiu resigned as Independent Non-Executive Director on 12 May 2004.

Apart from the foregoing, at no time during the year was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Furthermore, apart from the foregoing, as at 31 December 2004, none of the Directors or chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures in the Company or any of its associated corporations as defined in the Ordinance.

Directors' interest in contracts and service contracts

Each of the existing executive Directors has entered into a service contract with the Company.

Save for the service contracts mentioned above, as at 31 December 2004, the Directors did not have any material interests, whether directly or indirectly, in any contracts of significance entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the directors and senior management

Please refer to the paragraph "Directors' interests and short positions in shares, and Remuneration" and Note 11 to the financial statements for details of the emoluments of the Directors and senior management of the Company.

Independence of independent non-executive directors

The Company has received from each of its independent non-executive directors his annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and the Company will considers the independent non-executive directors to be independent.

Material events (Acquisition)

On 28 July 2004, the Company entered into a conditional agreement for sale and purchase with China Unicom (Hong Kong) Group Limited in relation to the acquisition of the entire equity interests in China Unicom International Limited (the "Acquisition").

The Acquisition constitutes connected transactions for the Company under the Listing Rules, pursuant to which the Acquisition was only subject to the reporting and announcement requirements and is exempt from the Independent Shareholders' approval. The Acquisition was effective in September 2004.

Compliance with code of best practice

The Company has complied throughout the year of 2004 with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules except that the non-executive Directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Articles of Association.

Material legal proceedings

For the year ended 31 December 2004, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company as far as the Company is aware.

Auditors

PricewaterhouseCoopers were appointed as the auditors of the Company for the year ended 31 December 2004 and have audited the accompanying financial statements. A resolution will be submitted by the Board of Directors at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's auditors for the year ending 31 December 2005.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 24 March 2005

Notice is hereby given that the Annual General Meeting of China Unicom Limited will be held on 12 May 2005 at 3:00 p.m. at Ball Room A, Level 5, Island Shangri-la Hotel, Two Pacific Place, Supreme Court Road, Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2004.

2. To declare a final dividend for the year ended 31 December 2004.

3. To elect and re-elect the Directors and to authorise the Directors to fix their remuneration for the year ending 31 December 2005.

4. To re-appoint Auditors, and to authorise the Directors to fix their fees for the year ending 31 December 2005.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

Ordinary Resolutions

5. "**THAT**:

(a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"**Relevant Period**" *means the period from the passing of this Resolution until the earlier of:*

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board

Yee Foo Hei
Company Secretary

Hong Kong, 18 April 2005

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75/F., The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2004 of RMB 0.10 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 7 June 2005 to those shareholders whose names appear on the Company's register of shareholders on 4 May 2005.

4. The Register of the shareholders will be closed on 5 May 2005 and 6 May 2005, during which dates no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 4 May 2005.

5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 2004 annual report.

Auditors' Report

To the Shareholders of China Unicom Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 66 to 134 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 March 2005

Consolidated Income Statement

For the year ended 31 December 2004
(Expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	2004	2003
Operating revenue (Turnover):			
GSM Business	6, 30, 33	**46,579,235**	40,303,611
CDMA Business	3(f), 6, 19(a), 22 30, 33	**24,219,602**	16,623,518
Data and Internet Business	6, 30, 33	**3,662,734**	3,437,083
Long Distance Business	6, 30, 33	**1,848,009**	2,273,148
Paging Business	6, 30, 33	**—**	1,403,053
Total service revenue		**76,309,580**	64,040,413
Sales of telecommunications products	6, 30, 33	**3,022,031**	3,595,912
Total operating revenue	6, 33	**79,331,611**	67,636,325
Operating expenses:			
Leased lines and network capacities	7, 8, 30	**(7,398,128)**	(4,320,382)
Interconnection charges	8, 30	**(7,516,586)**	(5,920,793)
Depreciation and amortisation	7	**(19,063,074)**	(16,385,293)
Personnel	7, 8, 12, 13	**(4,526,100)**	(4,574,546)
Selling and marketing	7, 19(a), 22, 30	**(18,944,348)**	(15,156,835)
General, administrative and other expenses	7, 8, 30	**(10,448,241)**	(9,112,385)
Cost of telecommunications products sold	30	**(3,478,989)**	(3,652,045)
Total operating expenses		**(71,375,466)**	(59,122,279)
Operating profit		**7,956,145**	8,514,046
Loss on sale of discontinued operation (Guoxin Paging)	5	**—**	(663,279)
		7,956,145	7,850,767
Interest income	7	**102,907**	173,033
Finance costs	9	**(1,688,418)**	(1,936,022)
Other income, net	10	**95,990**	8,071
Profit before taxation	7	**6,466,624**	6,095,849
Taxation	14	**(2,079,625)**	(1,888,381)
Profit after taxation		**4,386,999**	4,207,468
Minority interests		**—**	9,629
Profit attributable to shareholders	15	**4,386,999**	4,217,097
Proposed final dividend	15	**1,256,349**	1,255,317
Dividend paid	15	**1,256,160**	1,255,300

	Note	2004	2003
Basic earnings per share (RMB)	16	**0.349**	0.336
Diluted earnings per share (RMB)	16	**0.348**	0.336
Number of shares outstanding for basic earnings (in thousands)	16	**12,561,242**	12,553,010
Number of shares outstanding for diluted earnings (in thousands)	16	**12,607,241**	12,568,683
Basic earnings per ADS (RMB)	16	**3.492**	3.359
Diluted earnings per ADS (RMB)	16	**3.480**	3.355
Number of ADS outstanding for basic earnings (in thousands)	16	**1,256,124**	1,255,301
Number of ADS outstanding for diluted earnings (in thousands)	16	**1,260,724**	1,256,869

Consolidated Balance Sheet

As of 31 December 2004
(Expressed in thousands of RMB)

	Note	2004	2003
Non-current assets:			
Property, plant and equipment, net	20	**118,904,060**	118,104,848
Goodwill	21	**3,136,557**	3,315,468
Other assets	22	**5,736,384**	5,849,430
Deferred tax assets	14	**—**	324,900
Total non-current assets		**127,777,001**	127,594,646
Current assets:			
Current portion of deferred tax assets	14	**606,009**	873,849
Amounts due from Unicom Group	30(c)	**61,401**	—
Amounts due from related parties	30(b)	**193,048**	263,414
Amounts due from domestic carriers	32(b)	**269,919**	184,613
Prepayments and other current assets	19	**3,059,714**	3,147,777
Inventories	18	**3,114,632**	2,169,354
Accounts receivable, net	17	**5,229,980**	5,471,547
Short-term bank deposits		**662,025**	912,794
Bank balances and cash	26(a)(iii)	**4,655,464**	9,219,936
Total current assets		**17,852,192**	22,243,284
Current liabilities:			
Payables and accrued liabilities	24	**16,785,749**	17,098,420
Amounts due to Unicom Group	30(c)	**—**	432,047
Amounts due to related parties	30(b)	**5,760**	108,891
Amounts due to domestic carriers	32(b)	**948,574**	778,841
Current portion of obligations under finance leases	27, 32(b)	**938,189**	25,435
Current portion of long-term bank loans	26	**11,086,305**	7,197,877
Taxes payable		**395,688**	623,857
Advances from customers		**7,034,995**	6,666,086
Short-term bank loans	25	**8,928,417**	10,975,199
Total current liabilities		**46,123,677**	43,906,653
Net current liabilities		**(28,271,485)**	(21,663,369)
Total assets less current liabilities		**99,505,516**	105,931,277

	Note	2004	2003
Financed by:			
Shareholders' equity:			
Share capital	28	**1,332,487**	1,331,390
Share premium		**52,546,294**	52,483,266
Reserves	15(a)	**2,148,631**	1,719,331
Retained profits:			
Proposed final dividend	15(b)	**1,256,349**	1,255,317
Others		**15,526,693**	12,826,186
Shareholders' equity		**72,810,454**	69,615,490
Non-current liabilities:			
Long-term bank loans	26	**26,137,188**	36,212,791
Obligations under finance leases	27, 32(b)	**488,956**	99,719
Deferred tax liabilities	14	**66,340**	—
Other long-term liabilities		**2,578**	3,277
Total non-current liabilities		**26,695,062**	36,315,787
		99,505,516	105,931,277

Approved by the Board of Directors on 24 March 2005 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Balance Sheet

As of 31 December 2004
(Expressed in thousands of RMB)

	Note	2004	2003
Non-current assets:			
Investment in subsidiaries	23	**55,290,963**	55,241,000
Property, plant and equipment, net	20	**49,447**	53,021
Long-term loan to a subsidiary	26(b)	**5,793,550**	5,793,690
Total non-current assets		**61,133,960**	61,087,711
Current assets:			
Amounts due from Unicom Group		**134**	179
Amounts due from a subsidiary		**20,781**	—
Prepayments and other current assets	19	**34,463**	28,332
Short-term bank deposits		**270,513**	620,046
Bank balances and cash		**371,994**	585,471
Total current assets		**697,885**	1,234,028
Current liabilities:			
Payables and accrued liabilities	24	**47,358**	60,321
Amounts due to subsidiaries		**84,743**	75,843
Short-term bank loans	25(b)	**696,986**	—
Total current liabilities		**829,087**	136,164
Net current (liabilities)/assets		**(131,202)**	1,097,864
Total assets less current liabilities		**61,002,758**	62,185,575
Financed by:			
Shareholders' equity:			
Share capital	28	**1,332,487**	1,331,390
Share premium		**52,546,294**	52,483,266
Retained profits:			
Proposed final dividend	15(b)	**1,256,349**	1,255,317
Others		**74,078**	1,321,912
Shareholders' equity		**55,209,208**	56,391,885
Non-current liabilities:			
Long-term bank loans	26(b)	**5,793,550**	5,793,690
Total non-current liabilities		**5,793,550**	5,793,690
		61,002,758	62,185,575

Approved by the Board of Directors on 24 March 2005 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2004
(Expressed in thousands of RMB)

	The Group					
	Share capital	Share premium	Revaluation reserve	Statutory reserve	Retained profits	Total
Balance at 1 January 2003	1,331,371	52,482,127	176,853	1,123,212	11,538,972	66,652,535
Dividends (Note 15(b))	—	—	—	—	(1,255,300)	(1,255,300)
Exercise of share options	19	1,139	—	—	—	1,158
Profit for the year	—	—	—	—	4,217,097	4,217,097
Appropriation to statutory reserve (Note 15(a))	—	—	—	419,266	(419,266)	—
Balance at 31 December 2003	1,331,390	52,483,266	176,853	1,542,478	14,081,503	69,615,490
Dividends (Note 15(b))	—	—	—	—	(1,256,160)	(1,256,160)
Exercise of share options (Note 29(g))	1,097	63,028	—	—	—	64,125
Profit for the year	—	—	—	—	4,386,999	4,386,999
Appropriation to statutory reserve (Note 15(a))	—	—	—	429,300	(429,300)	—
Balance at 31 December 2004	1,332,487	52,546,294	176,853	1,971,778	16,783,042	72,810,454
Representing:						
Proposed final dividend (Note 15(b))					1,256,349	
Others					15,526,693	
Balance at 31 December 2004					16,783,042	

	The Company			
	Share capital	Share premium	Retained profits	Total
Balance at 1 January 2003	1,331,371	52,482,127	3,854,183	57,667,681
Dividends (Note 15(b))	—	—	(1,255,300)	(1,255,300)
Exercise of share options	19	1,139	—	1,158
Loss for the year	—	—	(21,654)	(21,654)
Balance at 31 December 2003	1,331,390	52,483,266	2,577,229	56,391,885
Dividends (Note 15(b))	—	—	(1,256,160)	(1,256,160)
Exercise of share options (Note 29 (g))	1,097	63,028	—	64,125
Profit for the year	—	—	9,358	9,358
Balance at 31 December 2004	1,332,487	52,546,294	1,330,427	55,209,208
Representing:				
Proposed final dividend (Note 15(b))			1,256,349	
Others			74,078	
Balance at 31 December 2004			1,330,427	

Consolidated Cash Flow Statement

For the year ended 31 December 2004
(Expressed in thousands of RMB)

	Note	2004	2003
Net cash inflow from operations	(a)	**27,703,311**	26,449,770
Interest received		**106,365**	204,025
Interest paid		**(2,310,270)**	(2,540,513)
Dividends received		—	2,573
Dividends paid to minority owners of subsidiaries		—	(4,689)
PRC income tax paid		**(1,680,111)**	(1,545,907)
Net cash inflow from operating activities		**23,819,295**	22,565,259
Investing activities			
Purchase of property, plant and equipment		**(19,161,078)**	(21,184,245)
Sale of property, plant and equipment		**53,970**	94,804
Decrease in short-term bank deposits		**250,769**	3,832,411
Purchase of Unicom New World, net of cash acquired		—	(2,326,449)
Payment of direct acquisition cost of Unicom New Century		**(4,566)**	(59,767)
Payment of direct acquisition cost of Unicom New World		**(14,039)**	—
Purchase of Unicom International, net of cash acquired		**44,267**	—
Sale of Guoxin Paging, net of cash disposed		**450,000**	1,259,159
Purchase of trading securities		—	(87,956)
Sale of trading securities		—	118,575
Purchase of investment in associated companies		—	(10,062)
Sale of investment in associated companies		—	853
Sale of investment securities		—	19,753
Purchase of other assets		**(577,926)**	(708,379)
Net cash outflow from investing activities		**(18,958,603)**	(19,051,303)
Financing activities			
Proceeds from exercise of share options		**64,125**	1,158
Decrease of short-term loans to Unicom Group		—	(724,127)
Proceeds from short-term bank loans		**10,224,971**	10,901,425
Proceeds from long-term bank loans		**11,083,383**	11,075,836
Repayment of short-term bank loans		**(12,271,753)**	(10,278,727)
Repayment of long-term bank loans		**(17,245,641)**	(18,497,783)
Dividends paid (Note 15(b))		**(1,256,160)**	(1,255,300)
Net cash outflow from financing activities		**(9,401,075)**	(8,777,518)
Net decrease in cash and cash equivalents		**(4,540,383)**	(5,263,562)
Cash and cash equivalents, beginning of year		**9,169,936**	14,433,498
Cash and cash equivalents, end of year		**4,629,553**	9,169,936
Analysis of the balances of cash and cash equivalents:			
Cash balances		**4,756**	4,610
Bank balances		**4,650,708**	9,215,326
Less: Restricted bank deposits	(i)	**(25,911)**	(50,000)
		4,629,553	9,169,936

Note (i) : As of 31 December 2004, approximately RMB26 million bank balances (2003: RMB50 million) was restricted by the bank to secure for long-term bank loans.

(a) The reconciliation of profit before taxation to net cash inflow from operations was as follows:

	2004	2003
Profit before taxation	**6,466,624**	6,095,849
Adjustments for:		
Depreciation and amortisation	**19,063,074**	16,385,293
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	**6,120,737**	5,836,587
Interest income	**(102,907)**	(173,033)
Interest expense	**1,668,467**	1,919,375
Loss on sale of Guoxin Paging	**—**	663,279
Loss on disposal of property, plant and equipment	**10,537**	49,940
Additional provision for impairment loss of property, plant and equipment	**—**	528,048
Provision for doubtful debts	**2,191,820**	1,749,887
Share of losses from associated companies	**—**	2,275
Dividends from investment securities	**—**	(2,573)
Realised gains on trading securities	**—**	(12,045)
Unrealised gains on trading securities	**—**	(10,129)
Realised gains on investment securities	**—**	(13,268)
Operating profit before working capital changes	**35,418,352**	33,019,485
Increase in accounts receivable	**(1,915,496)**	(2,650,625)
(Increase)/decrease in inventories	**(939,899)**	1,263,299
Increase in other assets	**(5,251,569)**	(3,169,766)
Increase in prepayments and other current assets	**(792,416)**	(1,342,086)
Increase in amounts due from domestic carriers	**(85,306)**	(22,227)
Decrease in amounts due from related parties	**70,516**	553,354
Increase/(decrease) in payables and accrued liabilities	**1,835,813**	(35,732)
Increase/(decrease) in advances from customers	**367,431**	(55,497)
Increase/(decrease) in amounts due to domestic carriers	**169,733**	(161,937)
Decrease in amounts due to Unicom Group	**(943,448)**	(562,633)
Decrease in amounts due to related parties	**(230,400)**	(385,865)
Net cash inflow from operations	**27,703,311**	26,449,770

(b) Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2004 decreased by approximately RMB775 million (2003: approximately RMB3, 234 million).

(Amounts expressed in RMB unless otherwise stated)

1. Organisation and Principal Activities

China Unicom Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding and the Company's subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the "Cellular Business". The Company and its subsidiaries are hereinafter referred to as the "Group".

The Group completed the following acquisitions and sale activities in 2003 and 2004 respectively:

Acquisition of Unicom New World Telecommunications Corporation Limited ("Unicom New World")

In 2003, the Company acquired the entire equity interests in Unicom New World from its ultimate parent company, China United Telecommunications Corporation (a state owned enterprise established in the PRC, hereinafter referred as "Unicom Group"). For details of this acquisition, please refer to Note 4.

Sale of Guoxin Paging Corporation Limited ("Guoxin Paging")

In 2003, the Company sold the entire equity interests in Guoxin Paging to Unicom Group. For details of the sale, please refer to Note 5.

Acquisition of China Unicom International Limited ("Unicom International")

In 2004, the Company acquired the entire equity interests in Unicom International.

Unicom International was a limited liability company established in Hong Kong on 24 May 2000 to engage in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. Unicom International's wholly-owned US subsidiary, China Unicom USA Corporation ("Unicom USA"), carries wholesale business of voice traffic between US and mainland China. Unicom International was a wholly-owned subsidiary of China Unicom (Hong Kong) Group Limited (a wholly-owned subsidiary of Unicom Group, hereinafter referred to as "Unicom Group (HK)").

Pursuant to the acquisition agreement signed between Unicom Group (HK) and the Company dated 28 July 2004, the Company agreed to acquire the entire equity interests in Unicom International from Unicom Group (HK) by a cash consideration of HK$37,465,996 (equivalent to approximately RMB39,740,000, including direct costs of acquisition). After all the conditions to the acquisition were satisfied and cash consideration was settled by the Company, the acquisition of Unicom International became effective in September 2004. The Company has adopted the purchase method of accounting to account for this acquisition. The total fair value of the identifiable assets and liabilities of Unicom International in September 2004 amounted to approximately RMB47 million. The excess of the fair value of the identifiable assets and liabilities over purchase consideration has been recorded as negative goodwill amounting to RMB7.73 million, which is recognised in the consolidated income statement of the Group using the straight-line method over the remaining weighted average useful life of the acquired identifiable non-monetary assets (approximately 6 years). As the effective date of this acquisition was September 2004, accordingly, the operating results of Unicom International for the period from the acquisition effective date to 31 December 2004 have been included in the consolidated income statement of the Group in year 2004.

1. Organisation and Principal Activities (continued)

On 30 July 2004, China Unicom Corporation Limited (hereinafter referred to as "CUCL", a direct wholly-owned subsidiary of the Company) combined with Unicom New Century Telecommunications Corporation Limited ("Unicom New Century") and obtained the revised business license. After the combination, Unicom New Century was legally dissolved and CUCL extended its Cellular Business in 21 provinces.

On 15 October 2004, the Company together with Unicom International set up and incorporated China Unicom (Macau) Company Limited ("Unicom Macau") in Macau Special Administrative Region of the PRC ("Macau"). The Company effectively held 100% in the entire issued capital of Unicom Macau.

The immediate holding company of the Company is China Unicom (BVI) Limited ("Unicom BVI"). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with it's A shares listed on the Shanghai Stock Exchange on 9 October 2002).

The directors of the Company consider Unicom Group to be the ultimate parent company.

2. Basis of Presentation

The financial statements have been prepared under the historical cost convention except that, certain land and building and investments in securities are stated at fair value. They have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). This basis of accounting differs from that used in the preparation of statutory financial statements for PRC statutory reporting purposes, which were based on the accounting principles and financial regulations applicable to enterprises established in the PRC ("PRC GAAP").

The principal adjustments made to conform to HK GAAP include the following:

- Reversal of revaluation surplus and related depreciation and amortisation charges arising from the revaluation of assets performed by independent valuers registered in the PRC;
- Additional provision for housing benefits;
- Additional capitalisation of borrowing costs;
- Provision for deferred taxation on HK GAAP adjustments; and
- Capitalisation of the direct costs associated with the acquisition of subsidiaries.

(Amounts expressed in RMB unless otherwise stated)

3. Principal Accounting Policies

The principal accounting policies adopted in the preparation of the financial statements are set out as follows:

(a) Basis of preparation

As of 31 December 2004, the current liabilities of the Group and the Company had exceeded the current assets by approximately RMB28.3 billion and RMB0.1 billion, respectively. The decrease in working capital was mainly attributable to the use of short-term bank deposits to repay long-term bank loans. Taking into account of available financing and continuous net cash inflow from operating results, the Group and the Company have sufficient working capital for present requirements. As a result, the financial statements of the Group and the Company for the year ended 31 December 2004 have been prepared under the going concern basis.

Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as new HKFRSs, which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented. The Group has already commenced an assessment of the impact of these new HKFRSs, but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Group accounting

(i) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors; controls more than half of the voting power; or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective date of disposal, as appropriate.

All significant inter company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

3. Principal Accounting Policies *(continued)*

(b) Group accounting *(continued)*

(ii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated income statement includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued where the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated companies.

Where, in the opinion of the directors, there is an impairment loss of an associated company, permanently reduced below its carrying value, or the market value has fallen below the carrying value over a sustained period, a provision is made for such impairment loss.

(c) Use of estimates

The preparation of financial statements in conformity with HK GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates and assumptions.

(d) Property, plant and equipment

(i) Land use rights and building

Land use rights and buildings are stated at valuation. Independent valuations are performed periodically with the last valuation performed on 31 March 2000. In the intervening years, the directors review the carrying value of land use rights and buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in land use rights and buildings valuation is credited to the revaluation reserve; any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the income statement. Upon the disposal of revalued land use rights and buildings, the realised portion of the revaluation reserve is transferred from the valuation reserve to retained profits.

(ii) Other fixed assets

Other fixed assets, comprising leasehold improvement, plant, telecommunications equipment, office furniture and fixtures are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the assets.

(Amounts expressed in RMB unless otherwise stated)

3. Principal Accounting Policies (continued)

(d) Property, plant and equipment (continued)

(iii) Depreciation

Land use rights are amortised over the period of the lease while other fixed assets are depreciated at rates sufficient to write off their costs less accumulated losses over their estimated useful lives on a straight-line basis. The estimated useful lives of property, plant and equipment are as follows:

	Depreciable life	Residual value
Land use rights	Over the period of lease	—
Buildings	8 – 40 years	3%
Leasehold improvements	Over the lease term	—
Telecommunications equipment	3 – 15 years	3%
Office furniture, fixtures and other	4 – 14 years	3%

(iv) Construction-in-progress

Construction-in-progress represents buildings under construction and plant and equipment pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period.

No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

(v) Impairment and gains or loss on disposal

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets including property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the assets to its recoverable amount. Such impairments losses are recognised in the income statement except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which cases it is treated as a revaluation decrease. In determining the recoverable amount, expected future cash flows generated by the property, plant and equipment are discounted to their present values.

Provision for impairment loss is charged to the income statement and classified under "general, administrative and other expenses" as a component of operating expenses. Reversal of impairment losses recognised in prior years is recorded when impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in the income statement.

The gain or loss on disposal of a property, plant and equipment is the differences between the net sales proceeds and the carrying amount of the relevant assets, and is recognised in the income statement. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

3. Principal Accounting Policies (continued)

(e) Goodwill/Negative goodwill

Goodwill represents the excess of purchase consideration over the fair values of the Group's share of the net identifiable assets and liabilities of the acquired subsidiary/associated company at the date of acquisition. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Goodwill is amortised using the straight-line method over the estimated economic lives of the acquired businesses. Goodwill arising on major strategic acquisitions of the Group to expand its geographical market coverage is amortised over 20 years.

Negative goodwill represents the excess of the fair values of the Group's share of the net identifiable assets and liabilities of the acquired subsidiary over the purchase consideration at the date of acquisition. Negative goodwill is recognised using the straight-line method over the remaining weighted average useful life of acquired identifiable non-monetary assets.

When later events and circumstances occur which indicate the carrying balance of goodwill may not be recoverable, the unamortised balance is written down to its estimated recoverable amount. Estimated recoverable amount is determined based on estimated discounted future net cash flows of the related business over its remaining life.

(f) Other assets

Other assets mainly represent (i) expenditures on facilities for interconnection with other operators, for which the Group has a permanent use right, (ii) long-term prepaid leased lines and rentals and (iii) deferred customer acquisition costs of CDMA contractual subscribers.

Expenditures on interconnection facilities are amortised using the straight-line method over the beneficial period of 5 years. Long-term prepaid leased lines and rentals are amortised using a straight-line method over the lease period.

Deferred customer acquisition costs of CDMA contractual subscriber represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Deferred customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) to match with the minimum contract revenue. Deferred customer acquisition costs of contractual CDMA subscribers are included in "prepayment and other current assets" when the customer contract is within 1 year, whereas they are recorded as "other assets" when the contract period is over 1 year.

(g) Cash and cash equivalents

Cash and cash equivalents are carried at cost in the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with maturity of 3 months or less from the date of investment.

(h) Short-term bank deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

(Amounts expressed in RMB unless otherwise stated)

3. Principal Accounting Policies (continued)

(i) Accounts receivable and other receivables

Provision is made against accounts receivable and other receivables to the extent they are considered to be doubtful. They are stated in the balance sheet net of such provision.

(j) Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as expense in the period in which the reversal occurs.

(k) Advances from customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, GSM and CDMA prepaid service fees, Internet protocol ("IP") telephone cards and other calling cards which cover future telecommunications services (over a period of 3 to 12 months). Customer advances are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

(l) Assets under lease

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the income statement over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Minimum lease payments under operating leases net of any incentives received from the lessor are recognised as leasing expenses in the income statement on a straight-line basis over the lease periods. Leased rental received under operating leases are recognised as lease rental income on a straight-line basis over the lease periods.

3. Principal Accounting Policies (continued)

(m) Borrowing costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset, that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 4.54% to 5.73% for the year ended 31 December 2004 (2003: 4.44% to 5.76%).

(n) Provisions

Provisions are recognised when the Group has present obligations (legal or constructive) as a result of a past event, it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(Amounts expressed in RMB unless otherwise stated)

3. Principal Accounting Policies (continued)

(o) Revenue recognition

(i) Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and when the revenue and cost can be measured reliably, on the following basis:

- Usage fees are recognised when the service is rendered;
- Monthly fees are recognised as revenue in the month during which the services are rendered;
- Revenue from telephone cards, which represent prepaid service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;
- Leased line rental income is recognised on a straight-line basis over the lease term; and
- Sales of telecommunications products, such as handsets, SIM cards, UIM cards and accessories etc, are recognised when title has been passed to the buyers.

(ii) Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, taking into account the principal amounts and the interest rates applicable.

(iii) Dividend income

Dividend income is recognised when the rights to receive payment is established.

(p) Foreign currency translation

The Group maintains its books and records in Renminbi ("RMB"), which is not freely convertible into foreign currencies. Transactions in foreign currencies are translated at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising from changes in exchange rates subsequent to the transaction dates are dealt with in the income statement.

3. Principal Accounting Policies (continued)

(q) Employee benefits

(i) Retirement benefits

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(ii) Housing benefits

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(iii) Equity compensation benefits

Share options are granted to directors and employees under the relevant share option schemes of the Company approved by the Board of Directors (Note 29). The financial impact of the share options granted is not recorded in the financial statements until such time when the options are exercised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(r) Taxation

(i) Income tax

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

(ii) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(s) Related parties

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

(Amounts expressed in RMB unless otherwise stated)

3. Principal Accounting Policies (continued)

(t) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

(u) Events after the balance sheet date

Events after the balance sheet date that provide additional information about the position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Events after the balance sheet date that are not adjusting events are disclosed in the notes when material.

(v) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format.

Unallocated costs primarily represent corporate expenses. Segments assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

(w) Earnings per share and per American Depository Share ("ADS")

Basic earnings per share has been computed by dividing the profit attributable to shareholders by the number of weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted net earnings per ADS have been computed by multiplying the net income per share by 10, which is the number of shares represented by each ADS.

4. Acquisitions of Unicom New World

Unicom New World was a limited liability company established in the PRC on 4 November 2003 to engage in the provision of GSM and CDMA cellular telecommunications services in 6 provinces and 3 autonomous regions in the PRC, namely, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai, Inner Mongolia, Ningxia and Xizang. The Cellular Business of Unicom New World and the relevant net assets were previously owned and operated by various branches of Unicom Group.

Pursuant to the resolution passed by the Company's Board of Directors on 20 November 2003 and the extraordinary general meeting of the Company's shareholders on 23 December 2003, the Company acquired the entire equity interests in Unicom New World (via the intermediary holding company, Unicom New World (BVI) Limited) at a cash consideration of approximately RMB3,249 million (including other direct costs of acquisition of approximately RMB49 million). Thereafter, Unicom New World has become a wholly-owned subsidiary of the Company.

The aforementioned acquisition of Unicom New World became effective on 31 December 2003 when all the conditions to the acquisition were satisfied and cash consideration was settled by the Group. The Company has adopted the purchase method of accounting to account for this acquisition. The total fair value of the identifiable assets and liabilities of Unicom New World as of 31 December 2003 amounted to approximately RMB2,104 million, the excess of purchase consideration over the fair value of identifiable assets and liabilities has been recorded as goodwill amounting to approximately RMB1,145 million, which is amortised using the straight-line method over the beneficial period of 20 years.

As the effective date of this acquisition was 31 December 2003, both the operating results and the financial position of Unicom New World have been included in the consolidated financial statements of the Group for the year ended 31 December 2004. However, the 2003 comparatives only reflected the financial position of Unicom New World in the consolidated balance sheet and excluded the operating results of Unicom New World in the consolidated income statement of the Group. For the year ended 31 December 2004, operating revenue and net profit of Unicom New World amounted to approximately RMB9,041 million and RMB415 million (2003: RMB8,135 million and RMB349 million) respectively.

(Amounts expressed in RMB unless otherwise stated)

5. Sale of Discontinued Operation (Guoxin Paging)

Guoxin Paging was established as a limited liability company in the PRC in September 1998. Guoxin Paging originally operated a nationwide paging business through its 31 subsidiaries and branches in 27 provinces and autonomous regions and 4 municipalities in the PRC and was wholly-owned by CUCL.

Pursuant to the ordinary resolution passed by the Company's Board of Directors on 20 November 2003, the Board of Directors announced the plan to dispose of the Paging Business to the ultimate parent company, Unicom Group. The disposal was consistent with the Group's long term strategy to focus its activities in the core telecommunication business. After obtaining the independent shareholders' approval in an extraordinary general meeting of the Company's shareholders on 23 December 2003, the Company completed the sale of the entire equity interests in Guoxin Paging to Unicom Group at a cash consideration of RMB2,750 million.

The sale of Guoxin Paging became effective on 31 December 2003 after all the conditions to the sale were satisfied, the majority of cash proceeds was settled by Unicom Group, and ownership as well as control was passed to Unicom Group. The total net assets of Guoxin Paging as of 31 December 2003 amounted to approximately RMB3,413 million, and the difference between the sale proceeds and the net assets disposed amounting to approximately RMB663 million, has been recorded as the loss on sale of discontinued operation.

Since the effective date of this sale was 31 December 2003, the operating results of Guoxin Paging have been included in the consolidated income statement of the Group up to this date. For the year ended 31 December 2003, the operating revenue and loss after taxation of Guoxin Paging amounted to approximately RMB2,387 million and RMB1,404 million respectively.

Guoxin Paging subsequently changed its name to Unicom New Guoxin Telecommunications Corporation Limited (hereinafter referred to as "New Guoxin") on 29 April 2004.

6. Operating Revenue

Operating revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry ("MII") and the provincial price regulatory authorities.

Operating revenue is net of business tax and government surcharges.

6. Operating Revenue (continued)

The major components of operating revenue are as follows:

GSM Business	Note	2004 RMB'000	2003 RMB'000
Usage fee	(i) (a)	**31,997,020**	29,072,249
Monthly fee	(ii)	**6,922,400**	7,042,299
Interconnection revenue	(iii)	**2,614,268**	1,926,907
Other revenue	(v)	**5,045,547**	2,262,156
Total GSM service revenue		**46,579,235**	40,303,611
CDMA Business			
Usage fee	(i) (a)	**16,164,333**	11,671,523
Monthly fee	(ii)	**4,638,024**	3,488,411
Interconnection revenue	(iii)	**927,288**	607,830
Other revenue	(v)	**2,489,957**	855,754
Total CDMA service revenue		**24,219,602**	16,623,518
Data and Internet Business			
Usage fee	(i) (b)	**2,685,083**	2,443,610
Monthly fee	(ii)	**—**	9,085
Interconnection revenue	(iii)	**131,371**	361,514
Leased lines rental	(iv)	**344,014**	420,433
Other revenue	(v)	**502,266**	202,441
Total Data and Internet service revenue		**3,662,734**	3,437,083
Long Distance Business			
Usage fee	(i) (b)	**879,281**	1,148,040
Interconnection revenue	(iii)	**454,383**	365,724
Leased lines rental	(iv)	**512,134**	701,549
Other revenue	(v)	**2,211**	57,835
Total Long Distance service revenue		**1,848,009**	2,273,148
Paging Business			
Monthly fee	(ii)	**—**	612,999
Interconnection revenue	(iii)	**—**	1,654
Other revenue	(v)	**—**	788,400
Total Paging service revenue		**—**	1,403,053
Total service revenue		**76,309,580**	64,040,413
Sales of telecommunications products		**3,022,031**	3,595,912
Total operating revenue		**79,331,611**	67,636,325

(Amounts expressed in RMB unless otherwise stated)

6. Operating Revenue (continued)

Notes:

(i) Usage fees comprise:

(a) charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial ("DDD") and international direct dial ("IDD") as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(b) charges for IP telephone calls, data and Internet services and fixed line long distance calls.

(ii) Monthly fees represent fixed amounts charged to cellular, data, Internet, and paging subscribers on a monthly basis for maintaining their access to the related services.

(iii) Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group's networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group's cellular networks (see Notes 30(a) and 32(a)).

(iv) Leased line rental income represents rentals received for leasing of transmission lines to Unicom Group, business customers and other domestic carriers in the PRC.

(v) Other revenue mainly represents revenue from the provision of value-added services such as short message, CDMA1X wireless data service and secretarial services to subscribers.

7. Profit before Taxation

Profit before taxation is stated after charging and crediting the following:

After charging/(crediting):	Note	2004 RMB'000	2003 RMB'000
Share of losses from associated companies	10	—	2,275
Dividends from investment securities	10	—	(2,573)
Realised gains on trading securities	10	—	(12,045)
Unrealised gains on trading securities	10	—	(10,129)
Realised gains on investment securities	10	—	(13,268)
Interest income		(102,907)	(173,033)
Interest expense	9	2,316,318	2,523,512
Less: amounts capitalised in construction-in-progress	9	(647,851)	(604,137)
Total interest expenses	9	1,668,467	1,919,375
Depreciation:			
- Assets held under finance leases	20	111,473	12,154
- Other assets		18,116,132	15,963,117
Total depreciation	20	18,227,605	15,975,271
Amortisation of goodwill	21	171,184	115,260
Other amortisation	22	664,285	294,762
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	19(a)	6,120,737	5,836,587
Loss on disposal of property, plant and equipment	8(iv)	10,537	49,940
Auditors' remuneration		57,522	54,003
Operating lease expense:			
- Leased lines		809,202	805,018
- CDMA network capacities	30(a), 31	6,588,926	3,515,364
- Other leasing expense	8(iv)	1,042,020	882,671
Total operating lease expense		8,440,148	5,203,053
Provision for doubtful debts:			
- GSM Business		1,317,374	1,116,523
- CDMA Business		645,470	397,810
- Data and Internet Business		164,514	125,676
- Long Distance Business		64,462	75,870
- Paging Business		—	34,008
Total provision for doubtful debts	8(iv)	2,191,820	1,749,887

(Amounts expressed in RMB unless otherwise stated)

7. Profit before Taxation (continued)

After charging/(crediting):	Note	2004 RMB'000	2003 RMB'000
Cost of inventories		**3,440,826**	3,570,234
Write-down of inventories to net realisable value		**69,475**	47,101
Personnel:			
- Salaries and wages		**3,647,629**	3,676,168
- Contributions to defined contribution pension schemes	12	**244,397**	273,182
- Contributions to supplementary defined contribution pension schemes	12	**41,596**	39,854
- Special monetary housing benefits	13	**21,907**	109,210
- Contributions to other housing fund	13	**224,686**	170,614
- Other housing benefits	13	**345,885**	305,518
Total personnel		**4,526,100**	4,574,546
Additional provision for impairment of property, plant and equipment	8(iv)	**—**	528,048
Exchange losses, net	10	**7,657**	9,960

8. Operating Expenses

Major components of operating expenses are as follows:

(i) Leased line charges incurred in association with leasing of transmission capacity from other operators and leasing expenses related to CDMA network capacities from Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon") (see Notes 30(a), 31 and 32(a)).

(ii) Interconnection charges represent amounts paid to other operators, including Unicom Group, for calls from the Group's networks to the networks of other operators.

(iii) Personnel costs comprise staff salaries and wages, contributions to defined contribution pension schemes and housing benefits etc.

8. Operating Expenses (continued)

(iv) General, administrative and other expenses are analysed as follows:

	2004 RMB'000	2003 RMB'000
Operating lease rental expenses	**1,042,020**	882,671
Repair and maintenance expenses	**1,648,986**	1,387,466
Provision for doubtful debts	**2,191,820**	1,749,887
Loss on disposal of property, plant and equipment	**10,537**	49,940
Provisions for impairment of property, plant and equipment	**—**	528,048
Traveling, entertainment and meeting expenses	**1,322,438**	1,242,166
Power and water charges	**1,763,766**	1,313,099
Office expenses	**706,892**	749,080
Other	**1,761,782**	1,210,028
	10,448,241	9,112,385

9. Finance Costs

	2004 RMB'000	2003 RMB'000
Interest on bank loans repayable over 5 years	**537,261**	124,105
Interest on bank loans repayable within 5 years	**1,750,209**	2,399,407
Interest element of finance leases	**28,848**	7,050
Less: Amounts capitalised in construction-in-progress	**(647,851)**	(604,137)
Total interest expenses	**1,668,467**	1,926,425
Bank charges	**19,951**	9,597
	1,668,418	1,936,022

10. Other Income, Net

	2004 RMB'000	2003 RMB'000
Share of losses from associated companies	**—**	(2,275)
Dividends from investment securities	**—**	2,573
Realised gains on trading securities	**—**	12,045
Unrealised gains on trading securities	**—**	10,129
Realised gains on investment securities	**—**	13,268
Compensation from vendors	**73,585**	—
Losses from exchange difference	**(7,657)**	(9,960)
Other	**30,062**	(17,709)
	95,990	8,071

(Amounts expressed in RMB unless otherwise stated)

11. Directors', Senior Executives' and Supervisors' Emoluments

(a) Directors' emoluments

The aggregate amounts of fees and emoluments payable to directors of the Company during the year are set out below:

	2004 RMB'000	2003 RMB'000
Non-executive directors:		
Fees	1,594	1,594
Executive directors:		
Fees	—	—
Other emoluments:		
- Salaries, allowance and other allowances	9,242	9,352
- Pension benefits/pension scheme contributions	128	106
- Bonuses paid and payable	5,676	9,688
	15,046	19,146
	16,640	20,740

Non-executive directors' emoluments disclosed above include approximately RMB1,275,000 (2003: approximately RMB1,275,000) paid to independent non-executive directors.

During 2004, 4,020,000 (2003: 2,772,000) share options were granted to the directors under the amended Share Option Scheme approved by the independent non-executive directors on 20 July 2004 and 21 December 2004 respectively. See Notes 29(e) and (f) for the details of share options granted during the year.

The emoluments of the directors analysed by the number of directors and emolument ranges were as follows:

	Number of directors	
(All amounts expressed in Hong Kong dollars)	2004	2003
$nil - $1,000,000	9	5
$1,500,001 - $2,000,000	1	—
$2,000,001 - $2,500,000	4	2
$2,500,001 - $3,000,000	1	1
$3,500,001 - $4,000,000	—	1
$6,500,001 - $7,000,000	—	1
	15	10

No directors waived the right to receive emoluments during the year.

11. Directors', Senior Executives' and Supervisors' Emoluments (continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest of the Group for 2004 were all directors of the Company (2003: 4) whose emoluments are reflected in the analysis presented above. For 2003, the emoluments payable to the remaining individual are as follows:

	2003 RMB'000
Salaries, allowance and other allowances	1,435
Pension benefits/pension scheme contributions	38
Bonuses paid and payable	850
	2,323

The emoluments of the remaining individual during 2003 fell within the band of HK$2,000,001- HK$2,500,000.

No emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

12. Retirement Benefits

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates.The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% for the year ended 31 December 2004 (2003: 19%) of the employees' basic salaries. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from 11 August 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 24% (2003: 2% to 6%) of the monthly salary of each employee. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the income statement were as follows:

	2004 **RMB'000**	2003 RMB'000
Contributions to defined contribution pension schemes	**244,397**	273,182
Contributions to supplementary defined contribution pension schemes	**41,596**	39,854

(Amounts expressed in RMB unless otherwise stated)

13. Housing Benefits

Under housing reform schemes in accordance with government regulations at the provincial level in the PRC, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. In the case of New Guoxin, the living quarters were provided by China Telecom prior to the establishment of New Guoxin and the related benefits were not charged to the Group. In the case of the GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB14.9 million for 2004 (2003: RMB18.5 million).

Subsequent to the establishment of New Guoxin, for living quarters purchased or built by the Group, the liability to provide the housing benefits was recognised by the Group upon finalisation of the allocation of the housing units to specific employees. The amount of the benefits was the difference between the cost of the quarters purchased by the employees and the amount actually charged to the employees. The benefits are recorded as expenses over the estimated remaining average service life of the participating employees.

In addition, all of the full time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate on 10% (2003: 10%) of the employees' basic salaries.

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain PRC enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes taking into consideration the actual financial capability of the enterprises.

The Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in year 2001. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period of three years.The employees will be entitled to the first 40% payment only when the following criteria are met:

(i) the provincial branch in which the employees are working has achieved the annual performance budget set by head office management; and

(ii) the employees continue to be under the employment of the Group at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

The Group accrues for each annual payment upon the fulfillment of the above criteria by the employees, at which time the liability is considered to have arisen.

For the years ended 31 December 2004 and 2003, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended 31 December 2004 and 2003 amounted to approximately RMB21,907,000 and RMB109,210,000 respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits in 2004 since they did not achieve their annual performance budget in 2004 and accordingly, no provision for such benefits was made.

13. Housing Benefits (continued)

The expenses incurred by the Group in relation to the housing benefits described above were as follows (excluding those paid by Unicom Group and China Telecom and not charged to the Group):

	2004 RMB'000	2003 RMB'000
Special monetary housing benefits	**21,907**	109,210
Contributions to housing fund	**224,686**	170,614
Other housing benefits	**345,885**	305,518
	592,478	585,342

14. Taxation

Provision for taxation represents:

	2004 RMB'000	2003 RMB'000
Provision for PRC enterprise income tax on the estimated taxable profits for the year	**1,422,635**	1,064,968
Deferred taxation	**656,990**	823,413
	2,079,625	1,888,381

There is no Hong Kong profits tax liability as the Group does not have any assessable income sourced from Hong Kong for 2004 and 2003.

The income tax liabilities of the Group were assessed as follows:

(a) The tax liabilities of CUCL and its wholly-owned subsidiaries for 2004 and 2003 were assessed in accordance with FIE ("Foreign Investment Enterprises") taxation requirements on a consolidated basis as a single entity and settled income tax liabilities centrally in Beijing as approved by the tax authority;

(b) The tax liabilities of Unicom New World for 2004 was assessed in accordance with FIE taxation requirements on a consolidated basis as a single entity; and

(c) Various provincial branches/municipal cities of CUCL and Unicom New World were granted a preferential treatment by tax authorities to assess their enterprise income tax at the rates of 30%, 15% or 10%. The remaining provincial branches were assessed at the standard tax rate of 33%.

(Amounts expressed in RMB unless otherwise stated)

14. Taxation (continued)

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% and the effective tax rate actually recorded in the income statement is as follows:

PRC	2004	2003
Statutory tax rate of 33%	**33.0%**	33.0%
Non-deductible expenses	**2.0**	0.3
Effect of preferential tax rates	**(2.1)**	(1.6)
Increase in opening deferred tax assets resulting from an increase in tax rate	**(0.4)**	(2.3)
Tax credits (Note (a))	**(0.3)**	—
Additional expense deductible for tax purpose (Note (b))	**—**	(0.9)
Write-off of deferred tax assets previously recognised for New Guoxin	**—**	1.9
Effective PRC income tax rate	**32.2%**	30.4%
Hong Kong		
Statutory tax rate of 17.5%	**17.5%**	17.5%
Non-deductible expenses	**189.0**	(96.9)
Non-taxable income:		
- Interest income	**(170.8)**	79.4
- Leased line rental income sourced from outside Hong Kong	**(27.0)**	—
Effective HK income tax rate	**8.7%**	—
Total overall effective income tax rate	**32.2%**	31.0%

Tax effect of preferential tax rate is as follows:

	2004	2003
Aggregate amount (RMB in millions)	**135**	97
Per share effect (RMB)	**0.011**	0.008

Notes:

(a) For 2004, tax credits represented investment tax credits relating to the additions of certain domestic equipment that were deductible against current tax.

(b) During 2003, CUCL and Unicom New World confirmed with relevant tax authorities in the PRC that certain monetary housing benefits, which were previously treated as non-deductible expenses for income tax assessment purposes in prior years, could be used to deduct against enterprise income tax over 3 years. Accordingly, all the related deferred tax assets have been recognised in 2003. Such deferred tax assets will be utilised on a straight-line basis over 3 years.

14. Taxation (continued)

The movement of the deferred tax assets is as follows:

	The Group	
	2004 RMB'000	2003 RMB'000
Balance, beginning of year	**1,198,749**	1,815,234
Acquisition of Unicom New World	**—**	206,928
Acquisition of Unicom International	**(2,090)**	—
Deferred taxation charged to income statement	**(656,990)**	(823,413)
Balance, end of year	**539,669**	1,198,749

Deferred taxation as of year-end represents the taxation effect of the following temporary differences:

	Note	The Group	
		2004 RMB'000	2003 RMB'000
Deferred tax assets:			
Interest on loans from CCF joint ventures	(a)	**150,954**	256,673
Loss arising from terminations of CCF Arrangements	(a)	**174,637**	236,249
Income tax on advances from customers for telephone cards		**—**	261,467
Provision for impairment loss for property, plant and equipment		**4,721**	4,875
Provision for doubtful debts of Cellular Business		**526,514**	534,839
Write-off of other assets		**—**	7,563
Write-down of inventories to net realisable value		**39,103**	15,905
Amortisation of retirement benefits		**6,678**	18,549
Additional depreciation deductible for tax purpose		**18,258**	101,267
Differences on tax basis for the residual value of property, plant and equipment		**10,045**	7,608
Monetary housing benefits		**17,171**	56,826
Other		**16,740**	29,309
		964,821	1,531,130
Deferred tax liabilities:			
Change of depreciation period		**—**	(28,268)
Accelerated depreciation for tax purpose		**(26,280)**	—
Capitalised interest already deducted for tax purpose		**(398,872)**	(304,113)
		(425,152)	(332,381)
Net deferred tax assets		**539,669**	1,198,749
Less: Current portion of deferred tax assets		**(606,009)**	(873,849)
		(66,340)	324,900

(Amounts expressed in RMB unless otherwise stated)

14. Taxation (continued)

Note:

(a) Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the "CJVs") established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties, and the aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the "CCF Arrangements"). Pursuant to the CCF Arrangements, the CJVs have extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs and the then prevailing market borrowing rates. Afterwards, all CCF Arrangements had been terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the income statement as incurred. Pursuant to the approval of relevant tax authorities, since all the interest costs and the loss on termination of these CCF Arrangements can be deducted against current tax over 7 years. The resulting deferred tax assets were recognised accordingly.

15. Profits Attributable to Shareholders

(a) CUCL, Unicom New Century (which has been merged into and succeeded by CUCL), and Unicom New World were registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL and Unicom New World, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL and Unicom New World are required to allocate at least 10% of their profit after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HK GAAP, the appropriations to the staff bonus and welfare fund will be charged to income statement as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2004, no appropriation to staff bonus and welfare fund has been made (2003: Nil).

Accordingly, CUCL and Unicom New World appropriated approximately RMB387,185,000 (2003: RMB382,030,000) and RMB42,115,000 (2003: Nil) respectively to the general reserve fund for the year ended 31 December 2004. Unicom New Century appropriated approximately RMB37,236,000 to the general reserve fund for the year ended 31 December 2003.

(b) At the annual general meeting held on 12 May 2004, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2003 totaling RMB1, 256,159,607 which has been reflected as an appropriation of retained profits for 2004. As of 31 December 2004, such dividends have been fully paid by the Company.

At a meeting held on 24 March 2005, the Board of Directors of the Company proposed the payment of final dividend of RMB0.10 per ordinary share to the shareholders for the year ended 31 December 2004 totaling RMB1,256,349,207. This proposed dividend has not been reflected as a dividend payable in the financial statements as of 31 December 2004, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2005.

15. Profits Attributable to Shareholders (continued)

(c) For the year ended 31 December 2004, profit attributable to shareholders included a profit of approximately RMB9,358,000 (2003: loss of approximately RMB21,654,000) which has been dealt with in the financial statements of the Company. As of 31 December 2004, the amount of distributable reserves to shareholders of the Company amounted to approximately RMB1,330,427,000 (2003: RMB2,577,229,000).

16. Earnings per Share

Earnings per share and per American Depository Share ("ADS")

Basic earnings per share for the years ended 31 December 2004 and 2003 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended 31 December 2004 and 2003 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme as describe in Note 29. For 2004 and 2003, all potential dilutive shares arose from share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme (see details in Note 29), which if converted to ordinary shares would decrease profit attributable to the shareholders per share. The anti-dilutive shares arising from the share options of approximately 31,944,000 shares (2003: 66,573,000 shares) were not included in the calculation of diluted earnings per share.

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	2004			2003		
	Profit attributable to shareholders RMB'000	**Shares in thousands**	**Per share amount RMB**	Profit attributable to shareholders RMB'000	Shares in thousands	Per share amount RMB
Basic earnings	**4,386,999**	**12,561,242**	**0.349**	4,217,097	12,553,010	0.336
Effect of conversion of share options	**—**	**45,999**	**—**	—	15,673	—
Diluted earnings	**4,386,999**	**12,607,241**	**0.348**	4,217,097	12,568,683	0.336

(Amounts expressed in RMB unless otherwise stated)

17. Accounts Receivable, Net

	The Group	
	2004	2003
	RMB'000	RMB'000
Accounts receivable for GSM services	**4,464,963**	5,268,041
Accounts receivable for CDMA services	**3,448,273**	2,408,093
Accounts receivable for Data and Internet services	**537,418**	696,802
Accounts receivable for Long Distance services	**712,833**	587,570
Sub-total	**9,163,487**	8,960,506
Less: Provision for doubtful debts for GSM services	**(2,521,313)**	(2,716,396)
Provision for doubtful debts for CDMA services	**(1,110,024)**	(508,970)
Provision for doubtful debts for Data and Internet services	**(200,373)**	(158,313)
Provision for doubtful debts for Long Distance services	**(101,797)**	(105,280)
	5,229,980	5,471,547

The aging analysis of accounts receivable was as follows:

	The Group	
	2004	2003
	RMB'000	RMB'000
Not yet due (within credit period)	**3,595,337**	3,433,584
Due within three months	**1,373,240**	1,744,568
Three months to six months	**732,890**	750,719
Six months to one year	**1,398,175**	1,299,386
More than one year	**2,063,845**	1,732,249
	9,163,487	8,960,506

The normal credit period granted by the Group is on average 30 days from the date of invoice.

Provision for doubtful debts was analysed as follows:

	The Group	
	2004	2003
	RMB'000	RMB'000
Balance, beginning of year	**3,488,959**	1,733,972
Provision for the year	**2,191,820**	1,749,887
Acquisition of Unicom New World	**—**	199,904
Acquisition of Unicom International	**9,306**	—
Sale of New Guoxin	**—**	(64,664)
Written-off for the year	**(1,756,578)**	(130,140)
Balance, end of year	**3,933,507**	3,488,959

18. Inventories

	The Group	
	2004	2003
	RMB'000	RMB'000
Handsets	**2,045,502**	1,133,027
Telephone cards	**832,050**	855,183
Other	**237,080**	181,144
	3,114,632	2,169,354

19. Prepayments and Other Current Assets

		The Group		The Company	
		2004	2003	**2004**	2003
	Note	**RMB'000**	RMB'000	**RMB'000**	RMB'000
Prepaid rental		**277,999**	233,461	**—**	—
Deposits and prepayments		**1,334,220**	1,624,874	**6,063**	7,652
Interest receivable		**1,414**	4,872	**27,341**	4,872
Advances to employees		**164,386**	164,487	**—**	—
Deferred customer acquisition costs of contractual CDMA subscribers	(a)	**860,225**	535,521	**—**	—
Other		**421,470**	584,562	**1,059**	15,808
		3,059,714	3,147,777	**34,463**	28,332

The aging analysis of prepayments and other current assets was as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Within one year	**2,855,331**	3,109,944	**33,399**	28,116
Over one year	**204,383**	37,833	**1,064**	216
	3,059,714	3,147,777	**34,463**	28,332

(Amounts expressed in RMB unless otherwise stated)

19. Prepayments and Other Current Assets (continued)

Note:

(a) As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA handsets were provided to certain subscribers for their use at no additional charge during specified contract periods ranging from 6 months to 2 years.

Under the terms of these contracts, subscribers are required to spend a minimum amount of service fees during the contract period. In addition, to secure future performance, these subscribers are also required to (i) prepay service fees or deposits, (ii) maintain a restricted bank deposits in a designated commercial banks to secure the minimum contract amount, or (iii) provide the Group with a guarantor who will compensate the Group for any loss upon their non-performance. The costs of CDMA handsets under the above contractual arrangements are treated as deferred customer acquisition costs, to the extent recoverable based on management periodic assessment, and are amortised over the contractual period (not exceeding 2 years) to match with the Group's minimum contract revenue.

For the year ended 31 December 2004, amortisation of these deferred customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB6,121 million (2003: RMB5,837 million), which was recorded in "selling and marketing" expenses. As of 31 December 2004, the carrying amount of unamortised deferred customer acquisition costs of contractual CDMA subscribers totaled approximately RMB4,745 million (2003: RMB4,447 million), with approximately RMB860 million (2003: RMB536 million) recorded in "prepayment and other current assets" (for contract period within 1 year) and with approximately RMB3,885 million (2003: RMB3,911 million) recorded in "other assets" (for contract period over 1 year) (see Note 22).

In addition, the Group obtained certain CDMA handsets to develop the above CDMA contractual subscribers through finance lease arrangement (see Note 27). The carrying amount of these deferred customer acquisition costs of contractual CDMA subscribers arising from the finance lease amounted to approximately RMB896 million as of 31 December 2004.

As of 31 December 2004, the carrying amount of prepaid service fees and deposits obtained by the Group under the above contracts amounted to RMB2,301 million and RMB148 million (2003: RMB2,366 million and RMB153 million) respectively.

20. Property, Plant and Equipment, Net

	The Group						
	2004						2003
	Land use rights and buildings RMB'000	Telecommuni-cations equipment RMB'000	Office furniture, fixtures and others RMB'000	Leasehold improvements RMB'000	Construction in progress RMB'000	Total RMB'000	Total RMB'000
Cost or valuation:							
Beginning of year	13,103,955	115,221,436	4,494,776	1,054,779	21,741,746	155,616,692	138,317,709
Additions	301,360	1,029,561	413,399	92,837	17,196,742	19,033,899	18,806,907
Acquisition of Unicom New World	—	—	—	—	—	—	12,106,458
Acquisition of Unicom International	—	45,987	—	—	11,438	57,425	—
Transfer from CIP	2,541,675	12,407,593	239,585	66,565	(15,255,418)	—	—
Sale of New Guoxin	—	—	—	—	—	—	(12,421,053)
Disposals	(27,255)	(174,102)	(44,291)	(101,773)	—	(347,421)	(1,193,329)
End of year	15,919,735	128,530,475	5,103,469	1,112,408	23,694,508	174,360,595	155,616,692
Representing:							
At cost	13,548,962	128,530,475	5,103,469	1,112,408	23,694,508	171,989,822	153,245,919
At valuation	2,370,773	—	—	—	—	2,370,773	2,370,773
	15,919,735	128,530,475	5,103,469	1,112,408	23,694,508	174,360,595	155,616,692
Accumulated depreciation and impairment:							
Beginning of year	1,524,647	33,821,346	1,641,112	510,432	14,307	37,511,844	30,831,080
Charge for the year	994,931	16,106,795	892,457	233,422	—	18,227,605	15,975,271
Impairment losses	—	—	—	—	—	—	528,048
Sale of New Guoxin	—	—	—	—	—	—	(8,773,970)
Disposals	(7,893)	(139,184)	(34,064)	(101,773)	—	(282,914)	(1,048,585)
End of year	2,511,685	49,788,957	2,499,505	642,081	14,307	55,456,535	37,511,844
Net book value:							
End of year	13,408,050	78,741,518	2,603,964	470,327	23,680,201	118,904,060	118,104,848
Beginning of year	11,579,308	81,400,090	2,853,664	544,347	21,727,439	118,104,848	107,486,629

(Amounts expressed in RMB unless otherwise stated)

20. Property, Plant and Equipment, Net (continued)

	The Company			
	2004			2003
	Office furniture, fixtures and others RMB'000	Leasehold improvements RMB'000	Total RMB'000	Total RMB'000
Cost :				
Beginning of year	60,633	6,920	67,553	15,273
Additions	1,556	—	1,556	52,280
Transfer-out	—	(6,920)	(6,920)	—
End of year	62,189	—	62,189	67,553
Accumulated depreciation:				
Beginning of year	7,612	6,920	14,532	8,826
Charge for the year	5,130	—	5,130	5,706
Transfer-out	—	(6,920)	(6,920)	—
End of year	12,742	—	12,742	14,532
Net book value:				
End of year	49,447	—	49,447	53,021
Beginning of year	53,021	—	53,021	6,447

As of 31 December 2004, prepayments for property, plant and equipment to be used in construction amounting to approximately RMB1,604 million (2003: RMB1,431 million) have been included in construction-in-progress.

For 2004, interest of approximately RMB648 million (2003: RMB604 million) was capitalised to construction-in-progress.

As of 31 December 2004, the cost or valuation of land use rights (located in the PRC) and the accumulated depreciation amounted to approximately RMB525 million and RMB113 million (2003: RMB303 million and RMB61 million) respectively.

Land use rights and buildings of the Group as of 31 March 2000 were valued by Sallmanns (Far East) Ltd., registered property valuers in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus amounted to RMB83 million. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB4.16 million for 2004 (2003: RMB8.80 million). As of 31 December 2004, for these land use right and buildings stated at revalued amounts, their carrying amount would have been approximately RMB1, 695 million (2003: RMB1,783 million) had they been carried at cost less accumulated depreciation.

Telecommunications equipment held under finance leases comprised of certain subsea transmission cables and wireless public phone equipments. As of 31 December 2004, net book value of certain subsea transmission cables and wireless public phone equipments amounted to approximately RMB134 million (2003: RMB147 million) and RMB468 million (2003: Nil) respectively (see Note 27).

21. Goodwill

	The Group	
	2004	2003
	RMB'000	RMB'000
Cost:		
Goodwill arising from acquisition of Unicom New Century	**2,284,749**	2,284,749
Goodwill arising from acquisition of Unicom New World	**1,144,957**	1,144,957
Negative goodwill arising from acquisition of Unicom International (Note 1)	**(7,727)**	—
	3,421,979	3,429,706
Less: Accumulated amortisation	**(285,422)**	(114,238)
	3,136,557	3,315,468

Goodwill arising from the acquisition of Unicom New Century and Unicom New World represented the excess of the purchase consideration over the fair value of the separately identifiable net assets acquired (see Note 4). The amortisation charge of goodwill amounted to approximately RMB171, 485,000 for the year ended 31 December 2004 (2003: RMB114,238,000).

Negative goodwill arising from the acquisition of Unicom International represented the excess of the fair value of the separately identifiable net assets acquired over the purchase consideration. The recognition of the negative goodwill amounted to approximately RMB301,000 for the year ended 31 December 2004.

22. Other Assets

		The Group	
		2004	2003
	Note	**RMB'000**	RMB'000
Interconnection facilities		**441,968**	613,622
Other		**1,852,818**	1,588,839
		2,294,786	2,202,461
Less: Accumulated amortisation		**(1,401,973)**	(1,162,464)
		892,813	1,039,997
Prepaid rental and leased line		**958,886**	897,783
Deferred customer acquisition costs of contractual CDMA subscribers	19(a)	**3,884,685**	3,911,650
		5,736,384	5,849,430

For the year ended 31 December 2004, amortisation of other assets, excluding deferred customer acquisition costs of contractual CDMA subscribers and prepaid rental and leased line, amounted to approximately RMB664,285,000 (2003: RMB294,762,000).

(Amounts expressed in RMB unless otherwise stated)

23. Investment in Subsidiaries

	The Company	
	2004	2003
	RMB'000	RMB'000
Unlisted equity investments, at cost	**55,290,963**	55,241,000

During 2004, the Company acquired the entire equity interests in Unicom International, which holds the entire equity interests in Unicom USA. The acquisition became effective in September 2004.

As of 31 December 2004, the details of the Company's subsidiaries were as follows:

Name	Place and date of incorporation and legal entity	Percentage of equity interests held		Issued and fully paid capital RMB'000	Principal activities
		Direct	Indirect		
China Unicom Corporation Limited (On 30 July 2004, CUCL combined with Unicom New Century, and Unicom New Century was legally dissolved) (see Note 1)	The PRC, 21 April 2000, limited liability company	100.00%	—	45,370,994	Telecommunications operation
Unicom New Century (BVI) Limited	British Virgin Islands, 23 October 2002, limited liability company	100.00%	—	12	Investment holding
Unicom New World (BVI) Limited	British Virgin Islands, 5 November 2003, limited liability company	100.00%	—	1	Investment holding
Unicom New World Telecommunications Co., Ltd.	The PRC, 4 November 2003, limited liability company	—	100.00%	2,054,770	Telecommunications operation

23. Investment in Subsidiaries (continued)

Name	Place and date of incorporation and legal entity	Percentage of equity interests held: Direct	Percentage of equity interests held: Indirect	Issued and fully paid capital RMB'000	Principal activities
China Unicom International Limited	Hong Kong, 24 May 2000, limited liability company	100.00%	—	106	Telecommunications service
China Unicom USA Co.	USA, 24 May 2002, corporation	—	100.00%	83	Telecommunications service
China Unicom (Macau) Limited	Macau, 15 October 2004, limited liability company	99.00%	1.00%	10,326	Telecommunications operation

Amounts due to/from subsidiaries included in the Company's balance sheet are unsecured, non-interest bearing and repayable/receivable on demand.

24. Payables and Accrued Liabilities

		The Group		The Company	
	Note	**2004 RMB'000**	2003 RMB'000	**2004 RMB'000**	2003 RMB'000
Payables to contractors and equipment suppliers		**10,592,518**	11,789,366	**—**	—
Accrued expenses		**1,355,183**	1,417,750	**25,580**	15,220
Payables to telecommunications products suppliers		**1,772,693**	1,346,784	**—**	—
Customer deposits		**1,370,015**	1,198,812	**—**	—
Salary and welfare payables		**465,154**	494,794	**—**	—
Amounts due to Services Provider/ Content Provider		**573,804**	369,330	**—**	—
Other	(a)	**656,382**	481,584	**21,778**	45,101
		16,785,749	17,098,420	**47,358**	60,321

Note:

(a) Other includes miscellaneous accruals for housing fund and other government surcharges.

(Amounts expressed in RMB unless otherwise stated)

24. Payables and Accrued Liabilities (continued)

The aging analysis of payables and accrued liabilities was as follows:

	The Group		The Company	
	2004 RMB'000	2003 RMB'000	**2004 RMB'000**	2003 RMB'000
Less than six months	**13,343,784**	12,253,057	**33,608**	59,238
Six months to one year	**2,257,802**	3,051,167	**4,500**	1,068
More than one year	**1,184,163**	1,794,196	**9,250**	15
	16,785,749	17,098,420	**47,358**	60,321

25. Short-Term Bank Loans

Interest rates on RMB denominated short-term bank loans ranged from 4.54% to 5.31% per annum for 2004 (2003: 4.54% to 5.31%).

Supplemental information with respect to short-term bank loans was as follows:

	The Group				
	Balance at year end RMB'000	Weighted average interest rate at year end per annum	Maximum amount outstanding during the year RMB'000	Average amount outstanding during the year* RMB'000	Weighted average interest rate during the year** per annum
31 December 2004					
RMB denominated bank loans					
- secured (Note (a)(ii))	100,000				
- unsecured (Note (a)(i))	8,131,431				
	8,231,431	4.86%	10,975,199	9,603,315	5.06%
HK$ denominated bank loans					
- unsecured (Note (b))	696,986				
	696,986	0.90%	696,986	348,493	1.08%
31 December 2003					
RMB denominated bank loans					
- secured (Note (a)(ii))	520,000				
- unsecured (Note (a)(i))	10,455,199				
	10,975,199	5.22%	10,975,199	10,060,850	5.15%

25. Short-Term Bank Loans (continued)

	The Company				
	Balance at year end RMB'000	Weighted average interest rate at year end per annum	Maximum amount outstanding during the year RMB'000	Average amount outstanding during the year* RMB'000	Weighted average interest rate during the year** per annum
31 December 2004					
HK$ denominated bank loans					
- unsecured (Note (b))	696,986				
	696,986	0.90%	696,986	348,493	1.08%

* The average amount outstanding is computed by dividing the total of outstanding principal balance as of 1 January and 31 December, as applicable, by 2.

** The weighted average interest rate is computed by dividing the total of weighted average interest rates as of 1 January and 31 December, as applicable, by 2.

Notes:

(a) As of 31 December 2004, short-term bank loans of the Group denominated in RMB were secured by the following:

(i) Approximately RMB3,397 million (2003: RMB70 million) of short-term bank loans were guaranteed by Unicom Group.

(ii) Approximately RMB100 million (2003: RMB520 million) of short-term bank loans were secured by the future service fee revenue to be generated by the cellular operations.

(b) As of 31 December 2004, HK$ denominated short-term bank loans of the Company of approximately HK$655 million (equivalent to approximated RMB697 million) were to finance the working capital. The bank loans were repayable in 1 year and carried an interest rate of 0.22% over HIBOR per annum.

(Amounts expressed in RMB unless otherwise stated)

26. Long-Term Bank Loans

		The Group		The Company	
		2004	2003	**2004**	2003
	Interest rates and final maturity	**RMB'000**	RMB'000	**RMB'000**	RMB'000
RMB denominated bank loans	Fixed interest rate ranging from 4.78% to 5.73% (2003: 4.44% to 5.76%) per annum with maturity through 2010 (2003: maturity through 2009) (Note (a))				
- secured		**6,804,566**	10,622,366	**—**	—
- unsecured		**20,487,127**	26,994,612	**—**	—
		27,291,693	37,616,978	**—**	—
USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010 (Note (b))	**9,931,800**	5,793,690	**5,793,550**	5,793,690
Less: Current portion		**(11,086,305)**	(7,197,877)	**—**	—
		26,137,188	36,212,791	**5,793,550**	5,793,690

The repayment schedule of the long-term bank loans is as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Balances due:				
- not later than one year	**11,086,305**	7,197,877	**—**	—
- later than one year and not later than two years	**10,226,776**	15,549,832	**1,655,360**	—
- later than two years and not later than five years	**14,092,792**	18,837,560	**2,482,830**	4,138,290
Thereafter	**1,817,620**	1,825,399	**1,655,360**	1,655,400
	37,223,493	43,410,668	**5,793,550**	5,793,690
Less: Portion classified as current liabilities	**(11,086,305)**	(7,197,877)	**—**	—
	26,137,188	36,212,791	**5,793,550**	5,793,690

26. Long-Term Bank Loans (continued)

Notes:

(a) As of 31 December 2004, long-term bank loans of the Group denominated in RMB were secured by the following:

(i) Approximately RMB6,805 million (2003: RMB10,622 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, approximately RMB2,824 million (2003: RMB3,600 million) was also guaranteed by Unicom Group;

(ii) In addition to the above, approximately RMB3,955 million (2003: RMB 8,004 million) of long-term bank loans above were guaranteed by Unicom Group; and

(iii) Approximately RMB26 million (2003: RMB50 million) of long-term bank loans were secured by restricted bank deposits.

(b) On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion. This facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche respectively. In October 2003, the Company and CUCL entered into an agreement to lend the bank loans to CUCL with similar terms to finance the network constructions of CUCL.

In addition, on 25 February 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD0.5 billion to finance the working capital and network construction expenditure. This facility was repayable in 3 years and carried an interest rate of 0.40% over US dollar LIBOR per annum.

(Amounts expressed in RMB unless otherwise stated)

27. Obligations under Finance Leases

Obligations under finance leases were analysed as follows:

	The Group	
	2004 RMB'000	2003 RMB'000
Total minimum lease payments under finance leases repayable:		
- not later than one year	**938,189**	25,926
- later than one year and not later than two years	**405,453**	8,642
- later than two years and not later than five years	**74,078**	26,017
- later than five years	**137,104**	145,753
	1,554,824	206,338
Less: Future finance charges	**(127,679)**	(81,184)
Present value of minimum obligations	**1,427,145**	125,154
Representing obligations under finance leases:		
- current liabilities	**938,189**	25,435
- non-current liabilities	**488,956**	99,719
The present value of obligations under finance leases:		
- not later than one year	**938,189**	25,435
- later than one year and not later than two years	**358,850**	7,691
- later than two years and not later than five years	**60,692**	20,533
- later than five years	**69,414**	71,495
	1,427,145	125,154
Less: Portion classified as current liabilities	**(938,189)**	(25,435)
	488,956	99,719

Obligations under finance leases were related to the leasing of certain subsea transmission cables (see Notes 20 and 32(b)), CDMA handsets (see Note 19(a)) and wireless public phone equipments (see Note 20).

Interest rates of obligations under finance leases ranged from 4% to 6% per annum.

28. Share Capital

	The Company	
	2004	2003
	HK$'000	HK$'000
Authorised:		
30,000,000,000 ordinary shares of HK$0.1 each	**3,000,000**	3,000,000

		The Company					
		2004			2003		
	Note	**Number of shares ('000)**	**HK$'000**	**RMB equivalent '000**	Number of shares ('000)	HK$'000	RMB equivalent '000
Issued and fully paid:							
- Unicom BVI		**9,725,000**	**972,500**	**1,030,850**	9,725,000	972,500	1,030,850
- Public investors	(a)	**2,838,492**	**283,849**	**301,637**	2,828,172	282,817	300,540
		12,563,492	**1,256,349**	**1,332,487**	12,553,172	1,255,317	1,331,390

Note:

(a) Increase of 10,320,000 ordinary shares in year 2004 (2003: 176,000) represents the ordinary shares in issued under the share option scheme (Note 29(g)).

29. Share Option Scheme

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules.

Movements in the number of share options outstanding during the years 2004 and 2003 are as follows:

	The Company	
	Number of share options involved	
	2004	2003
Balance, beginning of year	**172,367,400**	69,868,600
Granted	**113,322,000**	105,956,000
Exercised	**(10,320,000)**	(176,000)
Cancelled	**(1,306,000)**	(3,281,200)
Balance, end of year	**274,063,400**	172,367,400

(Amounts expressed in RMB unless otherwise stated)

29. Share Option Scheme (continued)

As of 31 December 2004, information of outstanding options are summarised as follows:

Date of options granted	The period during which an option may be exercised	The price per share to be paid on exercise of options	Number of shares outstanding as of 31 December 2004	Number of shares outstanding as of 31 December 2003
Shares granted under the Pre-Global Offering Share Option Scheme:				
22 June 2000 (Note (a))	22 June 2002 to 21 June 2010	HK$15.42	25,436,600	25,436,600
Shares granted under the Share Option Scheme:				
30 June 2001 (Note (b))	30 June 2001 to 21 June 2010	HK$15.42	6,508,000	6,508,000
2 August 2002 (Note (c))	10 July 2003 to 9 July 2008	HK$6.18	25,954,800	34,466,800
21 May 2003 (Note (d))	21 May 2004 to 20 May 2009	HK$4.30	102,476,000	105,590,000
30 May 2003 (Note (d))	21 May 2004 to 20 May 2009	HK$4.66	366,000	366,000
20 July 2004 (Note (e))	20 July 2005 to 19 July 2010	HK$5.92	112,668,000	—
21 December 2004 (Note (f))	21 December 2005 to 20 December 2010	HK$6.20	654,000	—
			274,063,400	172,367,400

(a) According to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 options were granted on 22 June 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on 1 June 2000 in the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HK$15.42 per share (excluding the brokerage fee and HKSE transaction levy); and

(ii) the options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on 13 May 2002. Apart from the above two terms, the principal terms are the same as the amended Share Option Scheme in all material aspects.

29. Share Option Scheme (continued)

(b) On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the pre-global offering share option scheme as described above) equal to 10% of the total issued share capital of the Company. According to the Share Option Scheme, the nominal consideration payable by a participant for the grant of options will be HK$1.00.The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80% of the average of the closing prices of shares on the HKSE on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the HKSE.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:

(i) the price of a share payable by a participant upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and HKSE transaction levy); and

(ii) the period during which an option is vested and exercisable commences from the date of grant of the options and will end by 22 June 2010.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share option may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the Stock Exchange as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and
- the average closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

(Amounts expressed in RMB unless otherwise stated)

29. Share Option Scheme (continued)

(c) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 10 July 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:

(i) aggregate of 2,802,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price is HK$6.18; and

(iii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
10 July 2003	10 July 2003 to 9 July 2008	40%
10 July 2004	10 July 2004 to 9 July 2008	30%
10 July 2005	10 July 2005 to 9 July 2008	30%

(d) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 May 2003 and 30 May 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i) an aggregate of 2,772,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise prices per share option are HK$4.30 and HK$4.66 respectively; and

(iii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
21 May 2004	21 May 2004 to 20 May 2009	40%
21 May 2005	21 May 2005 to 20 May 2009	30%
21 May 2006	21 May 2006 to 20 May 2009	30%

29. Share Option Scheme (continued)

(e) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 20 July 2004, a total of 112,668,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i) an aggregate of 3,366,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price per share option is HK$5.92; and

(iii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
20 July 2005	20 July 2005 to 19 July 2010	40%
20 July 2006	20 July 2006 to 19 July 2010	30%
20 July 2007	20 July 2007 to 19 July 2010	30%

(f) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 December 2004, a total of 654,000 share options were granted to the executive directors of the Company, under the amended Share Option Scheme in the following terms:

(i) the exercise price per share option is HK$6.20; and

(ii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
21 December 2005	21 December 2005 to 20 December 2010	40%
21 December 2006	21 December 2006 to 20 December 2010	30%
21 December 2007	21 December 2007 to 20 December 2010	30%

All of the options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned above.

(Amounts expressed in RMB unless otherwise stated)

29. Share Option Scheme (continued)

(g) Details of share options exercised during the year were as follows:

Period of option exercised	Exercise price HK$	Weighted average closing price per share immediately before days of exercise of options HK$	Proceeds received HK$	Number of shares involved
5 January to 22 September 2004	6.18	9.42	52,604,160	8,512,000
25 May to 31 December 2004	4.30	6.09	7,774,400	1,808,000
			60,378,560	10,320,000

30. Related Party Transactions

The table set forth below summarises the name of significant related parties and nature of relationship with the Company as of 31 December 2004:

Name of related parties	Nature of relationship with the Company
China United Telecommunications Corporation ("Unicom Group")	Ultimate parent company
Unicom NewSpace Co., Ltd ("Unicom NewSpace")	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. ("Unicom Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited ("Unicom I/E Co")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon")	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunication Corporation Limited ("New Guoxin", originally known as "Guoxin Paging", which changed to its present name on 29 April 2004)	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Corporation Limited ("UNISK")	A joint venture company of Unicom Group
China Unicom Corporation Limited ("CUCL")	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited ("Unicom New Century")	A subsidiary of the Company
Unicom New World Telecommunications Corporation Limited ("Unicom New World")	A subsidiary of the Company
China Unicom International Limited ("Unicom International")	A subsidiary of the Company
China Unicom USA Corporation ("Unicom USA")	A subsidiary of the Company

30. Related Party Transactions (continued)

(a) Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. These transactions also constitute connected transactions under the Listing Rules. In the director's opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

Transactions with Unicom Group and its subsidiaries:	Note	2004 RMB'000	2003 RMB'000
Interconnection and roaming revenues	(i), (iii)	**220,174**	1,002,702
Interconnection and roaming charges	(ii), (iii)	**63,891**	316,271
Charge for cellular subscriber value-added service	(iv), (v)	**858,778**	—
Charge for customer services	(iv), (vi)	**524,718**	—
Charge for cellular subscriber value-added service by UNISK	(vii)	**4,228**	—
Rental charges for premises, equipment and facilities	(viii)	**25,528**	17,936
Rental income for premises and facilities	(iv), (ix)	**19,475**	—
Revenue for leasing of transmission line capacity	(x)	**38,853**	185,086
CDMA network capacity lease rental	(xi)	**6,588,926**	3,515,364
Constructed capacity related cost of CDMA network	(xii)	**305,903**	—
Charges for the international gateway services	(xiii)	**17,062**	8,631
Leasing of satellite transmission capacity	(xiv)	**14,152**	26,400
Sales of CDMA handsets	(xv)	**—**	64,929
Purchase of CDMA handsets	(xvi)	**14,655**	—
Purchase of telecom cards	(xvii)	**1,087,498**	1,186,500
Commission expenses for sales agency services incurred for telecom cards	(xviii)	**16,023**	16,175
Agency fee incurred for subscriber development	(iv), (xix)	**9,054**	—
Agency fee incurred for procurement of telecommunications equipment	(xx)	**17,759**	17,904

(i) Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group's networks. Roaming revenues represent revenue for calls made using the Group's networks by Unicom Group's subscribers.

(ii) Interconnection charges are for calls made from the Group's networks to Unicom Group's networks. Roaming expenses represent expenses for calls made by the Group's subscribers using Unicom Group's networks.

(iii) Interconnection settlement between Unicom Group's network and the Group's network is based on standards established from time to time by the MII.In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on their respective internal costs of providing these services.

(Amounts expressed in RMB unless otherwise stated)

30. Related Party Transactions (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(iv) Related party transactions existed between the Group and New Guoxin after the sale of New Guoxin by CUCL on 31 December 2003. The nature, terms and conditions of these new related party transactions with New Guoxin have been set forth in the shareholders' circular "Connected Transactions" of the Company issued on 26 November 2003. Such transactions mainly included (i) cellular subscriber value-added services, (ii) customer services, (iii) agency services, and (iv) provision of premises. Upon the sale of New Guoxin, these transactions become related party transactions starting from 1 January 2004. Prior to 31 December 2003, the Group's transactions with New Guoxin were treated as inter-group transactions and have been eliminated in the Group's consolidated financial statements.

(v) Pursuant to the Comprehensive Operator Service Agreement ("Comprehensive Service Agreement") signed between the Group and New Guoxin dated 20 November 2003, New Guoxin provides operator-based value-added services to the Group's cellular subscribers through its comprehensive business network. The respective branches of New Guoxin and the Group may agree on the proportion for sharing the revenue derived from such value-added services, on the condition that such agreed proportion for New Guoxin shall not be higher than the average proportion for independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region.

(vi) Pursuant to the Comprehensive Service Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group's customers through the use of its 1001 paging network. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats.

(vii) CUCL and UNISK signed a Cellular Subscriber Value-Added Services Agreement (the "Agreement") in March 2004. According to the Agreement, CUCL agreed to provide its telecommunication channel and network subscriber resources to UNISK to enable UNISK to provide value-added services to subscribers through CUCL's cellular telecommunications network and data platform. The Agreement also stipulates that the content service fees paid by subscribers for using UNISK's value-added services are shared between CUCL and UNISK based on agreed proportion. The content service fees are collected from subscribers by CUCL and the relevant portion is paid to UNISK on a regular basis.

(viii) CUCL, Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World respectively signed service agreements with Unicom Group to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(ix) Pursuant to the Guoxin Premises Leasing Agreement signed between the Group and New Guoxin dated 20 November 2003, the Group agreed to provide premises to New Guoxin. The rental amount in each case is based on the higher of depreciation costs and market price for similar premises in that locality.

(x) Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

In addition, according to the leased line agreement entered into between the Group and Unicom USA, the Group leases transmission line to Unicom USA. The revenue for the leases of transmission line was recognised based on the market price amounted to approximately RMB14 million for the nine months ended September 2004 (2003: Nil). Such transaction became inter-group transactions and has been eliminated in the Group's consolidated financial statements after the acquisition of Unicom International in September 2004.

30. Related Party Transactions (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(xi) According to the CDMA Lease Agreements entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 9 provinces and 3 municipalities. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%. In addition, Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World have also entered into CDMA capacity lease agreements with Unicom Group and Unicom New Horizon. The terms of the leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL (see Note 31 for details).

(xii) CUCL and Unicom New World entered into a supplemental agreement with Unicom New Horizon on 22 November 2004 in respect of CDMA capacity lease agreement. Pursuant to the supplemental agreement, the constructed capacity related costs shall be borne by the Group only to the extent of such part of costs that corresponds to the proportion of capacity actually leased under the relevant CDMA lease agreements. Such part of the constructed capacity related costs that corresponds to the proportion of capacity not actually leased under the relevant CDMA lease shall be borne by Unicom New Horizon.

The constructed capacity related costs are defined as the costs of operating and managing the CDMA network which relate directly to the constructed capacity of the CDMA network, including the rental fees for stations and base stations and related expenses including water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as maintenance costs of a non-capital nature.

(xiii) Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(xiv) Satellite transmission capacity leasing fees represent the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges are based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace.

In the second half of 2004, Unicom NewSpace sold the entire assets of satellite transmission to Unicom Group. The rights and liabilities of satellite transmission capacity lease agreement were succeeded by Unicom Group.

(xv) According to the sales of CDMA handsets agreement entered into between Unicom Group and Unicom Guomai Communications Corporation Limited (previously a subsidiary of New Guoxin and sold to China Satellite Communications Corporation in August 2004, "Unicom Guomai") on 1 January 2003, Unicom Group agreed to purchase CDMA handsets from Unicom Guomai. The selling price was negotiated on an arm's length basis, which is not lower than the price sold by Unicom Guomai to independent third parties. Upon the completion of sales of New Guoxin on 31 December 2003, transactions between Unicom Guomai and Unicom Group did not constitute a related party transaction of the Company.

(xvi) According to the purchase of CDMA handset agreement entered into between Unicom NewSpace and certain subsidiaries of the Group, the Group agreed to purchase CDMA handsets from Unicom NewSpace. The purchase price approximated market price.

(xvii) The Group signed a service agreement with Unicom Group to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(Amounts expressed in RMB unless otherwise stated)

30. Related Party Transactions (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(xviii) Unicom International provided sales agency services such as selling of telecommunications cards, leased lines and transfer calls to the Group. The commission expenses are charged based on contractual prices which approximated market rates.

Prior to September 2004, the Group's transactions with Unicom International (previously a subsidiary of Unicom Group) were treated as related party transaction, and had been included in the related party transactions described above for the year ended 31 December 2004 and 2003. Such transaction became inter-group transactions and has been eliminated in the Group's consolidated financial statements starting from September 2004.

(xix) Pursuant to the Comprehensive Service Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilising its paging network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(xx) The Group signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

On 22 November 2004, the Group entered into an amendment agreement with Unicom I/E Co., with respect to the above service agreement. Accordingly, with effect from 1 July 2004, the charge rates for the equipment procurement service have been changed to 0.55% (for contract with an amount of US$30 million (inclusive)) and 0.35% (for contract with an amount of more than US$30 million) of the value of imported equipment, and 0.25% (for contract with an amount of RMB200 million (inclusive)) and 0.15% (for contract with an amount mort than RMB200 million) of the value of domestic equipment.

(xxi) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL's option.

As part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World entered into PRC trademark license agreement with Unicom Group respectively. Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World are granted the right to use these trademarks on a royalty free basis for an initial period of 10 years, renewable for another 10 years at CUCL and Unicom New World's options.

(b) Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group or the subsidiaries of Unicom Group as described in (a) above.

30. Related Party Transactions (continued)

(c) Amount due (from)/ to Unicom Group

	The Group	
	2004	2003
	RMB'000	RMB'000
Due to Unicom Group, beginning of year	**432,047**	562,633
Interconnection and roaming revenues	**(220,174)**	(1,002,702)
Interconnection and roaming charges	**63,891**	316,271
Revenue for leasing of transmission line capacity, premises and facilities	**(38,853)**	(185,086)
Rental charges for premises, equipment and facilities	**25,528**	17,936
Sales of CDMA handsets	**—**	(64,929)
Charges for the international gateway services	**17,062**	8,631
Leasing of satellite transmission capacity	**7,076**	—
Settlement made during the year	**(797,978)**	224,158
Proceeds received/(receivable) from sale of New Guoxin	**450,000**	(450,000)
Amounts due to Unicom Group by Unicom New World	**—**	1,005,135
Due (from)/ to Unicom Group, end of year	**(61,401)**	432,047

(d) Bank loans guaranteed by Unicom Group

As of 31 December 2004, the Group had approximately RMB6,779 million (2003: RMB11,604 million) of long-term bank loans and approximately RMB3,397 million (2003: RMB70 million) of short-term bank loans guaranteed by Unicom Group.

(Amounts expressed in RMB unless otherwise stated)

31. Leasing of CDMA Network Capacity

In November 2001, CUCL entered into a CDMA capacity lease agreement (the "CDMA Lease Agreement") with Unicom Group and Unicom New Horizon. Pursuant to the CDMA Lease Agreement, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering the 9 provinces of and 3 municipalities.

Major terms of the CDMA Lease Agreement include the following:

- CUCL has the exclusive right to lease and operate the CDMA network capacity in the above regions;
- The term of the CDMA Lease Agreement is for an initial period of 1 year (the "Initial Lease Term"), renewable for further one year terms at the option of the CUCL;
- The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%;
- CUCL has the option to add or reduce the capacity leased by giving specified period of advance notice. There is no minimum requirement on the network capacity to be leased beyond the Initial Lease Term; and
- CUCL has the option to purchase the network assets. The acquisition price will be negotiated between the CUCL and Unicom New Horizon, based on the appraised value of the network determined by an independent appraiser, provided that it will not exceed such price as would, add together with any lease payments made previously, enable Unicom New Horizon to recover its investment with an internal rate of return of 8%.

Commencement of the CDMA Lease Agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of the CDMA network and the receipt of all necessary government approvals. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA Lease Agreement, the Initial Lease Term commenced on 8 January 2002.This lease arrangement has been accounted for as an operating lease of the network capacities. On 8 January 2004, CUCL renewed the CDMA Lease Agreement with Unicom New Horizon for a further one year.

Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World have also entered into CDMA capacity lease agreements with Unicom Group and Unicom New Horizon in November 2002 and November 2003 respectively. The terms of these leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL as described above except for the leased capacity. Under these lease agreements, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 6 provinces, 2 autonomous regions and 1 municipality and to Unicom New World covering 6 provinces and 3 autonomous regions. On 31 December 2003, CUCL renewed the CDMA Lease Agreement with Unicom New Horizon for a further year.

The aforementioned CDMA network capacity leases have constituted continuing connected transactions for the Company and were granted waivers from strictly compliance with the relevant provisions of the Listing Rules by the Stock Exchange of Hong Kong Limited on 27 December 2001, 31 December 2002 and 31 December 2003 respectively. Such waivers will expire by the end of 2004, 2005 and 2006 respectively. According to the shareholders' circular "Continuing Connected Transactions" of the Company dated 1 December 2004, CUCL and Unicom New World have determined to renew the CDMA Lease Agreements with Unicom New Horizon with the same terms as contained in the above CDMA Lease Agreement, effective on 8 January 2005 and 31 December 2004 respectively. The above continuing connected transactions to renew the leasing of CDMA network capacity have been approved and resolution passed by the minority shareholders of the Company pursuant to the extraordinary shareholders' meeting held by the Company on 23 December 2004.

32. Transactions with Domestic Carriers

The Group's telecommunications networks depend, in large part, on interconnection with domestic carriers' public switched telephone network and on transmission lines leased from major domestic carriers. Major domestic carriers include China Telecommunications Corporation and its subsidiaries ("China Telecom"), China Mobile Communications Corporation and its subsidiaries ("China Mobile") and China Network Communication Group Corporation and its subsidiaries ("China Netcom").

(a) Transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Note	**2004** **RMB'000**	2003 RMB'000
Interconnection revenue	(i)	**2,889,497**	1,647,221
Interconnection charges	(i)	**7,003,262**	5,301,792
Leased line revenue	(ii)	**247,676**	218,974
Leased line charges	(ii)	**628,173**	722,684

Notes:

(i) The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group's networks and the public switched telephone network of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii) Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission line. At the same time, the Group leases transmission line to domestic carriers in return of leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(Amounts expressed in RMB unless otherwise stated)

32. Transactions with Domestic Carriers (continued)

(b) Amounts due from and to domestic carriers

	The Group	
	2004 RMB'000	2003 RMB'000
Amounts due from domestic carriers:		
- Receivable for interconnection revenue and leased line revenue	**270,068**	184,729
- Less: Provision for doubtful debts	**(149)**	(116)
	269,919	184,613
Amounts due to domestic carriers:		
- Payables for interconnection charges and leased lines charges	**948,574**	778,841
Long-term payable due to domestic carriers:		
- Payables for obligations under finance leases:		
- Current portion of obligations under finance leases	**25,926**	25,435
- Obligations under finance leases	**97,638**	99,719
	123,564	125,154

All amounts due from and to domestic carriers were unsecured, non-interest bearing and repayable within one year.

Long-term payable for obligations under finance lease was related to the leasing of certain subsea transmission cables from a domestic carrier for a period of 25 years (see Note 27).

33. Segment Information

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The Group organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

- GSM Business — the provision of GSM telephone and related services;
- CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon (see Note 31);
- Data and Internet Business — the provision of domestic and international data, Internet and other related services;
- Long Distance Business — the provision of domestic and international long distance and other related services; and
- Paging Business — the provision of paging and related services (discontinued in 2004).

The operating segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group's primary measure of segment results is based on segment profit or loss before taxation.

(Amounts expressed in RMB unless otherwise stated)

33. Segment Information (continued)

(a) Business segments

	2004						
	Continuing operations						
	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Operating revenue (Turnover):							
Usage fee	31,997,020	16,164,333	2,685,083	879,281	—		51,725,717
Monthly fee	6,922,400	4,638,024	—	—	—		11,560,424
Interconnection revenue	2,614,268	927,288	131,371	454,383	—		4,127,310
Leased lines rental	—	—	344,014	512,134	—		856,148
Other revenue	5,045,547	2,489,957	502,266	2,211	—		8,039,981
Total services revenue	46,579,235	24,219,602	3,662,734	1,848,009	—		76,309,580
Sales of telecommunications products	886,527	2,118,321	14,782	2,401	—		3,022,031
Total operating revenue from external customers	47,465,762	26,337,923	3,677,516	1,850,410	—		79,331,611
Intersegment revenue	135,521	107,477	2,059,881	1,264,140	—	(3,567,019)	—
Total operating revenue	47,601,283	26,445,400	5,737,397	3,114,550	—		79,331,611
Operating expenses:							
Leased lines and network capacities	(284,092)	(6,685,059)	(361,412)	(67,565)	—		(7,398,128)
Interconnection charges	(6,452,988)	(2,794,843)	(917,294)	(918,480)	—	3,567,019	(7,516,586)
Depreciation and amortisation	(16,170,745)	(438,957)	(1,795,499)	(530,695)	(5,133)	(122,045)	(19,063,074)
Personnel	(2,917,299)	(861,614)	(443,466)	(279,664)	(24,057)		(4,526,100)
Selling and marketing	(5,755,780)	(11,337,638)	(1,387,453)	(463,477)	—		(18,944,348)
General, administrative and other expenses	(7,016,838)	(2,206,458)	(865,889)	(320,115)	(38,941)		(10,448,241)
Cost of telecommunications products sold	(742,177)	(2,708,699)	(22,371)	(5,742)	—		(3,478,989)
Total operating expenses	(39,339,919)	(27,033,268)	(5,793,384)	(2,585,738)	(68,131)		(71,375,466)
Operating profit (loss)	8,261,364	(587,868)	(55,987)	528,812	(68,131)		7,956,145
Interest income	67,526	11,093	5,504	3,653	129,512	(114,381)	102,907
Finance costs	(1,599,084)	(36,755)	(17,569)	(36,962)	(112,429)	114,381	(1,688,418)
Other income (expense), net	14,725	42,695	(1,195)	140	39,625		95,990
Segment profit (loss) before taxation	6,744,531	(570,835)	(69,247)	495,643	(11,423)		6,466,624
Taxation	—	—	—	—	—		(2,079,625)
Profit attributable to shareholders	—	—	—	—	—		4,386,999
Other information:							
Provision for doubtful debts	1,317,374	645,470	164,514	64,462	—		2,191,820
Capital expenditures for segment assets (1)	6,396,406	—	2,444,623	1,949,202	7,595,817		18,386,048

33. Segment Information (continued)

(a) Business segments (continued)

	2003							
	Continuing operations				Discontinued operation			
	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Operating revenue (Turnover):								
Usage fee	29,072,249	11,671,523	2,443,610	1,148,040	—	—		44,335,422
Monthly fee	7,042,299	3,488,411	9,085	—	612,999	—		11,152,794
Interconnection revenue	1,926,907	607,830	361,514	365,724	1,654	—		3,263,629
Leased lines rental	—	—	420,433	701,549	—	—		1,121,982
Other revenue	2,262,156	855,754	202,441	57,835	788,400	—		4,166,586
Total services revenue	40,303,611	16,623,518	3,437,083	2,273,148	1,403,053	—		64,040,413
Sales of telecommunications products	862,777	1,956,452	7,814	14,914	753,955	—		3,595,912
Total operating revenue from external customers	41,166,388	18,579,970	3,444,897	2,288,062	2,157,008	—		67,636,325
Intersegment revenue	41,057	41,725	1,826,222	866,728	230,075	—	(3,005,807)	—
Total operating revenue	41,207,445	18,621,695	5,271,119	3,154,790	2,387,083	—		67,636,325
Operating expenses:								
Leased lines and network capacities	(339,410)	(3,576,498)	(294,888)	(78,027)	(80,084)	—	48,525	(4,320,382)
Interconnection charges	(5,478,520)	(1,684,749)	(732,210)	(752,521)	—	—	2,727,207	(5,920,793)
Depreciation and amortisation	(13,117,906)	(306,754)	(1,305,239)	(419,346)	(1,144,922)	(5,650)	(85,476)	(16,385,293)
Personnel	(2,605,475)	(660,894)	(525,726)	(333,051)	(415,554)	(33,846)		(4,574,546)
Selling and marketing	(4,605,600)	(9,141,877)	(883,495)	(405,904)	(126,018)	—	6,059	(15,156,835)
General, administrative and other expenses	(5,571,493)	(1,363,927)	(761,405)	(462,081)	(916,418)	(37,550)	489	(9,112,385)
Cost of telecommunications products sold	(765,926)	(2,177,168)	(22,250)	(4,231)	(907,697)	—	225,227	(3,652,045)
Total operating expenses	(32,484,330)	(18,911,867)	(4,525,213)	(2,455,161)	(3,590,693)	(77,046)		(59,122,279)
Operating profit (loss)	8,723,115	(290,172)	745,906	699,629	(1,203,610)	(77,046)		8,514,046
Loss on sale of discontinued operation (New Guoxin)							(663,279)	(663,279)
								7,850,767
Interest income	58,006	7,013	4,589	3,400	9,099	106,734	(15,808)	173,033
Finance costs	(1,754,050)	(32,078)	(62,791)	(56,946)	(5,238)	(40,727)	15,808	(1,936,022)
Other (expense) income, net	(21,609)	3,680	(4,741)	1,488	39,868	(10,615)		8,071
Segment profit (loss) before taxation and minority interests	7,005,462	(311,557)	682,963	647,571	(1,159,881)	(21,654)		6,095,849
Taxation	—	—	—	—	—	—		(1,888,381)
Profit after taxation	—	—	—	—	—	—		4,207,468
Minority interests	—	—	—	—	—	—		9,629
Profit attributable to shareholders	—	—	—	—	—	—		4,217,097
Other information:								
Provision for doubtful debts	1,116,523	397,810	125,676	75,870	34,008	—		1,749,887
Impairment loss recognised in the income statement	—	—	—	—	528,038	—		528,038
Capital expenditures for segment assets (1)	8,906,166	—	4,128,985	2,555,252	35,126	4,129,690		19,755,219

(Amounts expressed in RMB unless otherwise stated)

33. Segment Information (continued)

(a) Business segments (continued)

	As of 31 December 2004						
	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Total segment assets	100,220,012	6,183,758	9,470,980	18,042,840	62,101,761	(50,390,158)	145,629,193
Total segment liabilities	48,676,856	7,663,420	4,437,311	5,408,689	6,632,463		72,818,739

	As of 31 December 2003						
	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Total segment assets	104,430,531	4,717,167	8,611,873	19,061,967	63,234,534	(50,218,142)	149,837,930
Total segment liabilities	56,837,496	6,561,772	3,975,293	6,918,025	5,929,854		80,222,440

(1) Capital expenditures classified under "unallocated amounts" represent capital expenditures on common facilities, which benefit all business segments.

(b) Geographical segments

The Group's services users are mainly in the PRC. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total consolidated revenue from sales to all external customers.

Although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group's principal activities are conducted in the PRC. For the year ended 31 December 2004, substantially all capital expenditures were incurred to acquire assets located in the mainland China. There is no other geographical segment with segment assets equal to or greater than 10% of the total assets of all geographical segments.

(c) Discontinued operation

The subsidiary that carrying out the Paging Business, New Guoxin, was disposed of on 31 December 2003, which has been reported as a discontinued operation (see Note 5).

34. Fair Value of Financial Instruments

Financial assets of the Group include bank balances and cash, short-term bank deposits, accounts receivable, prepayment and other current assets, amounts due from related parties and domestic carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and amounts due to related parties and domestic carriers.

Bank balances and cash and short-term bank deposits denominated in foreign currencies as summarised below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as of 31 December 2004.

	The Group					
	2004			2003		
	Original currency '000	**Exchange rate**	**RMB equivalent RMB'000**	Original currency '000	Exchange rate	RMB equivalent RMB'000
Bank balances and cash:						
- denominated in HK$	**75,562**	**1.06**	**80,406**	19,126	1.06	20,382
- denominated in US dollars	**4,803**	**8.28**	**39,753**	81,888	8.27	677,764
Sub-total			**120,159**			698,146
Short-term deposits:						
- denominated in US dollars	**79,946**	**8.28**	**661,675**	110,285	8.27	912,794
Sub-total			**661,675**			912,794
Total			**781,834**			1,610,940

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's bank balances and cash, short-term bank deposits, other current financial assets and liabilities approximated their fair value as of 31 December 2004 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

The carrying amounts of long-term bank loans approximate their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

(Amounts expressed in RMB unless otherwise stated)

35. Contingencies and Commitments

(a) Capital commitments

As of 31 December 2004 and 2003, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2004			2003
	Land and buildings RMB'000	Equipment RMB'000	Total RMB'000	Total RMB'000
Authorised and contracted for	659,435	4,387,705	5,047,140	6,711,938
Authorised but not contracted for	145,997	1,344,328	1,490,325	1,195,162
Total	805,432	5,732,033	6,537,465	7,907,100

As of 31 December 2004, approximately RMB126 million (2003: RMB83 million) of capital commitment outstanding was denominated in US dollars (equivalent to US$15 million (2003: US$10 million)).

(b) Operating lease commitments

As of 31 December 2004 and 2003, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	The Group				
	2004				2003
	Land and buildings RMB'000	Equipment RMB'000	CDMA network capacities (Note (a)) RMB'000	Total RMB'000	Total RMB'000
Leases expiring:					
- not later than one year	612,169	138,852	5,930,037	6,681,058	7,150,023
- later than one year and not later than five years	1,703,163	211,034	—	1,914,197	1,391,120
- later than five years	1,011,280	56,423	—	1,067,703	953,917
Total	3,326,612	406,309	5,930,037	9,662,958	9,495,060

Note (a): In relation to the above CDMA network capacities commitment, it is estimated based on 90% of the total amount of lease fee paid by the Group to Unicom New Horizon in 2004 pursuant to the New CDMA Lease (see Note 36(b)(i) for details). The New CDMA Lease is to be approved by the minority shareholders of the Company.

35. Contingencies and Commitments (continued)

(b) Operating lease commitments (continued)

As of 31 December 2004 and 2003, the Company had total future aggregate minimum operating lease payments under operating leases as follows:

	The Company	
	2004	2003
	Office premises	
	RMB'000	RMB'000
Leases expiring:		
- not later than one year	**5,002**	4,778
- later than one year and not later than five years	**4,028**	7,384
Total	**9,030**	12,162

(c) Commitment to purchase CDMA handsets

As of 31 December 2004, the Group committed to purchase CDMA handsets amounted to approximately RMB1,968 million (2003: RMB920 million).

36. Events after Balance Sheet

(a) Combination of Unicom New World

With approval of Ministry of Commerce, CUCL has planned to combine with Unicom New World. After the combination, Unicom New World will be legally dissolved and succeed by CUCL. As of 24 March 2004, the relevant legal procedures regarding the combination has not been completed.

(Amounts expressed in RMB unless otherwise stated)

36. Events after Balance Sheet (continued)

(b) New connected transaction agreements

On 24 March 2005, CUCL and Unicom New World entered into the new agreements of "New Comprehensive Service Agreement", "New CDMA Lease", "New Comprehensive Operator Services Agreement" and "New Guoxin Premises Leasing Agreement" with Unicom Group, Unicom New Horizon and New Guoxin to replace the old agreements. The new agreements would become effective from 1 January once approved by the shareholders' meeting. Changes of the key terms between the new agreements and the old agreements are set out as follows:

(i) New CDMA Lease

Pursuant to the New CDMA Lease, the CDMA lease has an initial term of two years (the "Initial Term"), the lease fee of the CDMA Network shall be determined on the basis of the lessee's services revenue, details as follows:

- in 2005, the lease fee shall be 29% of the audited CDMA service revenue of the lessee for that year, but shall not less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the old lease agreements for 2004 (see Note 31); and
- in 2006, the lease fee shall be 30% of the audited CDMA service revenue of the lessee for that year, but shall not less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the New CDMA Lease agreement for 2005.

Pursuant to the New CDMA Lease, the constructed capacity related costs, including the rental fees for the exchange centres and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, shall be borne by the lessor and lessee together. The proportion of the constructed capacity related costs to be borne by the the lessee shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the Network.

(ii) New Comprehensive Operator Services Agreement

Pursuant to the New Comprehensive Operator Services Agreement, the Group shall retain 40% of the actually received revenue generated from the value-added services provided to the Group's subscribers and allocate 60% of such revenue to New Guoxin and the settlement should be made among branches of the Group and New Guoxin respectively.

37. Approval of Financial Statements

The financial statements were approved by the Board of Directors on 24 March 2005.

The consolidated financial statements of the Group prepared under HK GAAP differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between HK GAAP and US GAAP relating to the Group are summarised below:

(A) Effect of the acquisitions of entities under common control

Under HK GAAP, the Group has adopted the purchase method of accounting to account for the acquisitions of Unicom New Century, Unicom New World and Unicom International (the "Acquisitions"). Under the purchase method, the operating results of these acquired subsidiaries have been included in the consolidated income statement of the Group after the Acquisitions were effective. The differences between the costs of acquisitions and the fair values of the separately identifiable net assets acquired have been recorded as goodwill/negative goodwill, which are amortised using the straight-line method over the relevant beneficial periods.

As the Group, Unicom New Century, Unicom New World and Unicom International were under the common control of Unicom Group prior to the Acquisitions, these Acquisitions are considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost under US GAAP. Furthermore, the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century, Unicom New World and Unicom International were always part of the Group. The cash considerations paid by the Company are treated as capital distribution in the respective years of the acquisitions. Goodwill/negative goodwill arising from the acquisitions and the related amortisation of goodwill/negative goodwill recognised under HK GAAP have been reversed under US GAAP. Transaction costs, which are capitalised as part of the cost of investment under HK GAAP, have been expensed in full under US GAAP.

(B) Effect of the disposal of entity under common control

Under HK GAAP, the sale of New Guoxin has been accounted for as a sale of discontinued operation by the Group. The difference between the sale proceeds and the carrying amount of net assets of New Guoxin as of 31 December 2003 (the effective date of disposal) was recorded as the loss on sale of discontinued operation in the consolidated income statement of the Group. The operating results of New Guoxin for 2003 were included in the consolidated income statement of the Group up to the effective date of the sale.

Under US GAAP, the sale of New Guoxin to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value (see Note (H)). In addition, under US GAAP, the results of operations of a component, including a segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred as well as in prior periods. Accordingly, all the operating results of New Guoxin have been grouped into and reported in the income statements for the year ended 31 December 2003 as "Discontinued operation-Loss from discontinued operation" under US GAAP.

(C) Consolidation of variable interest entities

Under HK GAAP, consolidation of business enterprises is based on voting control. Under US GAAP, pursuant to Financial Accounting Standard Board ("FASB") Interpretation No. 46 (revised in December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), consolidation by business enterprises is based on economic risks and rewards model rather than a traditional voting interest model. Entities subject to consolidation under the economic risks and rewards model is called a Variable Interest Entity ("VIE"). In accordance with the provision of FIN 46R, the Group has identified one VIE, Unicom New Horizon, in which it holds a variable interest in the form of lease renewal options. Unicom New Horizon is a 100% owned subsidiary of the Group's controlling shareholder, from which the Group leases its CDMA assets on a capacity-used basis under operating leases, subject to indefinite renewal options. The Group has concluded that its controlling shareholder is the primary beneficiary of Unicom New Horizon, since it absorbs all of Unicom New Horizon's expected losses (through its ownership of 100% of Unicom New Horizon's equity and an unconditional guarantee of 100% of Unicom New Horizon debt) and is indirectly associated with the operations of the leased CDMA assets through its majority ownership of the Group. As such, the adoption of FIN 46R did not result in any differences from the Group's HK GAAP consolidated financial statements.

(D) Revenue and costs recognition

(i) Upfront non-refundable revenue and related incremental cost

Under HK GAAP, upfront non-refundable revenue, such as connection fee, is recognised when received upon completion of activation services. Under US GAAP, in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", which was superseded by SAB No.104, "Revenue Recognition", upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognised over the estimated customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates. On this basis, the weighted average customer service period based on current estimation considering the prevailing market environment is approximately 4 years (2003: 4 years).

(ii) Revenue arrangements with multiple deliverables

Under HK GAAP, the revenue should be measured at the fair value of the consideration received and receivable. When the selling price of a product includes an identifiable amount for subsequent servicing, that amount is deferred and recognised as revenue over the period during which the service is performed. The amount deferred is that which will cover the expected costs of the services under the agreement, together with a reasonable profit on those services.

Under US GAAP, pursuant to the Emerging Issues Task Force Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF Issue 00-21"), revenue-generating arrangements involving multiple deliverables should be divided into separate units of accounting and accounted for separately, if (i) the deliverables are independently functional or sufficiently separable and (ii) there is sufficient evidence of related fair values. In 2004, the Group adopted the provisions of EITF Issue 00-21, which after an analysis of its various revenue-generating arrangements, except for (i) above, did not result in any differences from the Group's HK GAAP consolidated financial statements.

(E) Employee housing schemes

Prior to the establishment of New Guoxin and CUCL, both China Telecom (the previous owner of New Guoxin prior to its restructuring into the Group) and Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters at a discount. Under HK GAAP, housing benefits incurred and borne by China Telecom and Unicom Group for these employees were not recognised by the Group. Under US GAAP, the amount of such housing benefits is being recognised as part of the Group's operating expenses over the estimated average service life of the participating employees. The corresponding credits are being accounted for as capital contributions. Upon the completion of sale of New Guoxin on 31 December 2003, the related housing benefits have been correspondingly accounted for with the net assets transferred.

(F) Deferred taxation

The adjustment related to deferred taxation represent the deferred tax effects of other US GAAP adjustments.

(G) Revaluation of property, plant and equipment

Under HK GAAP, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment. Thereafter, depreciation is provided based on the revalued amounts. Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation, and prepaid land use rights are stated at the unamortised prepaid amount as part of other assets.

(H) Impairment of goodwill and long-lived assets

The carrying amounts of property, plant and equipment and goodwill under HK GAAP are reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the assets discounted to their present value. A subsequent increase in the recoverable amount is written back to the income statement when circumstances and events that led to the write-down or write-off cease to exist.

(i) Goodwill

Under HK GAAP, goodwill is amortised using the straight-line method over the expected beneficial lives of the acquired bsuinesses.

Under US GAAP, upon the adoption of Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), the Group no longer amortises goodwill but, rather, assesses the goodwill of each identified reporting unit for impairment annually starting from 1 January 2002. Under US GAAP, there was no goodwill as of 31 December 2004 and 2003.

(H) Impairment of goodwill and long-lived assets (continued)

(ii) Long-lived assets

On 1 January 2002, the Company has adopted Statements of Financial Accounting Standard No. 144 ("SFAS 144"), which supersedes SFAS 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the previous accounting for the impairment of long-lived assets to be held and used in operation as prescribed under SFAS 121, but also establishes more restrictive criteria that must be met to classify long-lived assets as held-for sale, and differentiates between long-lived assets that are disposed of by sale from those disposed of other than by sale. SFAS 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported.

Under SFAS 144, long-lived assets excluding goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets, which is determined based on the estimated future discounted net cash flows expected to be generated by the asset held for continuous use. Assets impaired or to be disposed of are reported at the lower of the carrying amounts or fair values less costs to sell, which result in a new cost basis for the impaired assets. This new cost basis is not to be adjusted for subsequent recoveries in value.

Based on the above assessment performed and taking into account of the adoption of SFAS 144, no material differences arose in respect of the timing and the amount of impairment for equipment for the years ended 31 December 2004 and 2003.

For the year ended 31 December 2003, as described in Note (B) above, the disposal of New Guoxin has been treated as a transfer of business between entities under common controls. For this kind of distribution of a business to the owner in a spin-off, a re-assessment of the impairment of the long-lived assets of the business is required while they are classified as "held and used" and prior to the spin-off. An impairment loss would be recognised when the carrying amounts of the long-lived assets of the business as of the effective date of disposal exceeded their fair values. After considering the above impairment assessment, any difference between the sale proceeds and the new carrying values of assets and liabilities of the business is treated contribution by (or distribution to) the owner, as appropriate. Accordingly, an additional provision of impairment loss of the Paging assets amounting to approximately RMB608 million was recorded under US GAAP as at the effective date of the sale of New Guoxin. There was no adjustment to the shareholders' equity since the sale proceeds approximated the new carrying values of the net assets of New Guoxin, after taking into consideration the additional impairment provision described above.

(l) Share option scheme

Under HK GAAP, the proceeds received from the exercise of the share options granted under the fixed award amended Share Option Scheme and Pre-Global Offering Share Option Scheme are to be recognised as an increase to capital upon the exercise of the share options as stated in Note 29 of the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortised over the vesting period of the option. Since the market price of the underlying stock on the date of grant did not exceed the exercise price of the options granted, no compensation cost for options has been recognised in the reconciliation of net profit to US GAAP. In accordance with "Accounting for Stock-Based Compensation" ("SFAS 123") as further amended by Statement of Financial Accounting Standards, No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure"("SFAS 148") which is effective for the year ended 31 December 2002, the required pro forma information to be disclosed is set forth below:

	2004	2003
Net profit:		
As reported (RMB'000)	**4,712,687**	4,736,121
Less: Total stock-based employee compensation expense determined under fair value based method (RMB' 000)	**(146,541)**	(86,855)
Pro forma (RMB'000)	**4,566,146**	4,649,266
Basic earnings per share:		
As reported (RMB)	**0.375**	0.377
Pro forma (RMB)	**0.364**	0.370
Diluted earnings per share:		
As reported (RMB)	**0.374**	0.377
Pro forma (RMB)	**0.362**	0.370
Basic earnings per ADS:		
As reported (RMB)	**3.752**	3.773
Pro forma (RMB)	**3.635**	3.704
Diluted earnings per ADS:		
As reported (RMB)	**3.738**	3.768
Pro forma (RMB)	**3.622**	3.699

(J) New Accounting Pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" (" SFAS 123(R)"), which is a revision of SFAS 123 and supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS 123(R) is effective for all stock-based awards granted on or after 15 June 2005. In addition, companies must also recognise compensation expense related to any awards that are not fully vested as of 15 June 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS 123 and will be amortised over the remaining vesting period. The Group is currently assessing the impact of adopting SFAS 123(R) to its consolidated operating results and financial position.

Differences between HK GAAP and US GAAP which affect net profit of the Group are summarised below:

	Note	2004 RMB'000	2003 RMB'000 As restated
Net profit under HK GAAP		**4,386,999**	4,217,097
Impact of US GAAP adjustments:	(1)		
- Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	**85,476**	88,794
- Effect of acquisition of Unicom New World	(A)	**—**	350,947
- Transaction costs for the acquisition of Unicom New World	(A)	**—**	(49,378)
- Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A)	**36,507**	—
- Effect of acquisition of Unicom International	(A)	**6,167**	7,698
- Transaction costs for the acquisition of Unicom International	(A)	**(325)**	—
- Deferral of upfront non-refundable revenue	(D)	**(1,275,664)**	(1,417,474)
- Amortisation of upfront non-refundable revenue	(D)	**1,303,683**	1,223,938
- Deferral of direct incremental cost	(D)	**1,273,515**	1,417,474
- Amortisation of direct incremental cost	(D)	**(1,188,804)**	(1,071,450)
- Employee housing benefits	(E)	**(14,942)**	(18,532)
- Reversal of depreciation for revalued property, plant and equipment	(G)	**4,127**	7,485
- Difference in provision for impairment and disposal loss of New Guoxin	(B)	**—**	55,078
- Reversal of differences in provision for impairment loss of equipment upon depreciation and disposal	(H)	**—**	(3,538)
- Deferred tax effects of US GAAP adjustments	(F)	**95,948**	(72,018)
Net profit under US GAAP (as restated in 2003)	(1)	**4,712,687**	4,736,121

Differences between HK GAAP and US GAAP which affect shareholders' equity of the Group are summarised below:

	Note	The Group 2004 RMB'000	The Group 2003 RMB'000 As restated
Shareholders' equity under HK GAAP		**72,810,454**	69,615,490
Impact of US GAAP adjustments:	(1)		
- Effect of acquisition of Unicom New Century	(A)	**(2,052,554)**	(2,052,554)
- Transaction costs for the acquisition of Unicom New Century	(A)	**(109,221)**	(109,221)
- Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	**174,270**	88,794
- Effect of acquisition of Unicom New World	(A)	**(946,370)**	(946,370)
- Transaction costs for the acquisition of Unicom New World	(A)	**(49,378)**	(49,378)
- Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A)	**36,507**	—
- Effect of acquisition of Unicom International	(A)	**392**	33,641
- Transaction costs for the acquisition of Unicom International	(A)	**(325)**	—
- Deferred upfront non-refundable revenue	(D)	**(7,229,184)**	(5,953,520)
- Accumulated amortisation of upfront non-refundable revenue	(D)	**3,950,147**	2,646,464
- Deferred direct incremental cost	(D)	**6,310,890**	5,037,375
- Accumulated amortisation of direct incremental cost	(D)	**(3,277,136)**	(2,088,332)
- Reversal of revaluation surplus of property, plant and equipment:			
- Cost	(G)	**(82,531)**	(82,531)
- Accumulated depreciation	(G)	**19,478**	15,351
- Deferred tax effects of US GAAP adjustments	(F)	**(113,117)**	(209,065)
Shareholders' equity under US GAAP (as restated in 2003)	(1)	**69,442,322**	65,946,144

Notes:

(1) In accordance with the US GAAP accounting as described in Note (A) above, the financial statements under US GAAP for prior periods presented have been retroactively restated to include Unicom New World and Unicom International since the beginning of the earliest period presented.

The following summarised the combined results of operations and the financial positions for the separate entities on a combined basis as of and for the years ended 31 December 2004 and 2003, restated to reflect the impact of the effects of the sale of New Guoxin and Acquisitions of entities under common control, which is accounted for at historical cost under US GAAP with prior periods restated as if the entities were always combined, and other differences between HK GAAP and US GAAP.

	The Group (before the acquisition of Unicom International) (Note (a)) RMB'000	Unicom International (Note (b)) RMB'000	Elimination RMB'000	The Group (after the acquisition of Unicom International) RMB'000
As of/for the year ended 31 December 2004				
Results of operations:				
Operating revenue (Turnover)	79,361,238	135,688	(108,612)	79,388,314
Net profit	4,703,312	8,988	387	4,712,687
Basic earnings per share (RMB)	0.374	—	—	0.375
Financial position:				
Non-current assets	128,697,817	64,865	—	128,762,682
Current assets	17,865,977	148,991	(162,776)	17,852,192
Total assets	146,563,794	213,856	(162,776)	146,614,874
Non-current liabilities	31,045,613	3,262	—	31,048,875
Current liabilities	46,118,868	167,972	(163,163)	46,123,677
Total liabilities	77,164,481	171,234	(163,163)	77,172,552
Net assets	69,399,313	42,622	387	69,442,322
As of/for the year ended 31 December 2003				
Results of operations:				
Operating revenue (Turnover)	71,958,253	46,265	(24,208)	71,980,310
Net profit from continuing operations	6,070,263	7,698	—	6,077,961
Net loss from discontinued operation	(1,341,840)	—	—	(1,341,840)
Net profit	4,728,423	7,698	—	4,736,121
Basic earnings per share (RMB)	0.377	—	—	0.377
Financial position:				
Non-current assets	128,169,420	60,621	—	128,230,041
Current assets	22,243,284	97,186	(93,115)	22,247,355
Total assets	150,412,704	157,807	(93,115)	150,477,396
Non-current liabilities	40,593,548	—	—	40,593,548
Current liabilities	43,906,653	124,166	(93,115)	43,937,704
Total liabilities	84,500,201	124,166	(93,115)	84,531,252
Net assets	65,912,503	33,641	—	65,946,144

Note (a): The above balances include the operating results and financial conditions of Unicom New World of the end of and for all periods presented. Further, as described in Note (B) above, New Guoxin was sold to Unicom Group effective on 31 December 2003. As a result, the balance sheet of the Group did not include the financial positions of New Guoxin as of 31 December 2003.

Note (b): The above items represent the operating results and financial conditions of Unicom International for the whole year ended 31 December and as of year end.

The following are the condensed income statements, changes in shareholders' equity and cash flow information for the years ended 31 December 2004 and 2003, condensed balance sheets information for the Group as of 31 December 2004 and 2003, and additional financial information as of and for the years ended 31 December 2004 and 2003, restated to reflect the impact of the effects of the disposal of New Guoxin and Acquisition of entities under common control which is accounted for at historical cost with retroactive restatement under US GAAP.

Condensed Income Statement

	Note	2004 RMB'000	2003 RMB'000
Operating revenue (Turnover)	(g)	**79,388,314**	71,980,310
Operating expenses:			
Leased lines and network capacities	(g)	**(7,398,429)**	(4,729,159)
Interconnection charges	(g)	**(7,508,866)**	(6,111,437)
Depreciation and amortisation		**(18,944,473)**	(16,757,294)
Personnel		**(4,547,892)**	(4,654,670)
Selling and marketing	(g)	**(18,989,186)**	(16,689,275)
General, administrative and other expenses	(g)	**(10,471,208)**	(9,204,349)
Cost of telecommunications products sold	(g)	**(3,342,797)**	(3,124,558)
Total operating expenses		**(71,202,851)**	(61,270,742)
Operating profit from continuing operations		**8,185,463**	10,709,568
Interest income		**103,441**	170,486
Finance costs		**(1,688,418)**	(2,319,096)
Other income (expenses), net		**95,932**	(29,837)
Profit from continuing operations before taxation and discontinued operation		**6,696,418**	8,531,121
Taxation	(c)	**(1,983,731)**	(2,453,160)
Net profit before discontinued operation		**4,712,687**	6,077,961
Discontinued operations			
- Loss from discontinued operation		**—**	(1,762,222)
- Add: related tax impact		**—**	420,382
Loss from discontinued operation, net of tax		**—**	(1,341,840)
Net profit		**4,712,687**	4,736,121

Condensed Income Statement (continued)

	Note	2004	2003
Basic earnings per share (RMB):			
Earnings per share before discontinued operation	(1)	**0.375**	0.484
Loss from discontinued operation, net of tax		**—**	(0.107)
Net profit	(1)	**0.375**	0.377
Diluted earnings per share (RMB):			
Earnings per share before discontinued operation	(2)	**0.374**	0.484
Loss from discontinued operation, net of tax		**—**	(0.107)
Net profit	(2)	**0.374**	0.377
Basic earnings per ADS (RMB):			
Earnings per share before discontinued operation	(1), (3)	**3.752**	4.842
Loss from discontinued operation, net of tax		**—**	(1.069)
Net profit	(1), (3)	**3.752**	3.773
Diluted earnings per ADS (RMB):			
Earnings per share before discontinued operation	(2), (3)	**3.738**	4.836
Loss from discontinued operation, net of tax		**—**	(1.068)
Net profit	(2), (3)	**3.738**	3.768

Notes:

(1) Basic earnings per share before or after discontinued operation for the years ended 31 December 2004 and 2003 were computed by dividing the net profit before or after discontinued operation for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years.

(2) Diluted earnings per share before or after discontinued operation for the years ended 31 December 2004 and 2003 were computed by dividing the net profit before or after discontinued operation under US GAAP by the weighted average number of ordinary shares in issue during the years, after adjusting for the cumulative effects of the dilutive potential ordinary shares. All potential dilutive shares arose from share options granted (i) under the amended Pre-Global Offering Share Option Scheme; and (ii) under the amended Share Option Scheme as described in Note 29. For 2004, all potential dilutive ordinary shares arose from additional share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme (see Note 29), which if converted to ordinary shares would decrease earnings per share. The anti-dilutive shares arising from the share options of approximately 31,944,000 shares (2003: 66,573,000 shares) were not included in the calculation of diluted earnings per share.

(3) Basic and diluted earnings per ADS before or after discontinued operation were computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Condensed Balance Sheet

	Note	The Group 2004 RMB'000	2003 RMB'000
Non-current assets:			
Property, plant and equipment, net	(a)	**118,700,674**	118,170,805
Other assets	(b)	**10,062,008**	9,936,454
Deferred tax assets	(c)	**—**	122,782
Total non-current assets		**128,762,682**	128,230,041
Current assets:			
Current portion of deferred tax assets	(c)	**606,009**	873,849
Amounts due from Unicom Group		**61,401**	—
Amounts due from related parties		**193,048**	176,061
Amounts due from domestic carriers		**269,919**	184,613
Prepayments and other current assets	(d)	**3,059,714**	3,156,310
Inventories		**3,114,632**	2,172,115
Accounts receivable		**9,163,487**	8,992,234
Less: Provision for doubtful debts		**(3,933,507)**	(3,498,305)
Accounts receivable, net		**5,229,980**	5,493,929
Short-term bank deposits		**662,025**	912,794
Bank balances and cash		**4,655,464**	9,277,684
Total current assets		**17,852,192**	22,247,355
Current liabilities:			
Payables and accrued liabilities	(e)	**16,785,749**	17,127,113
Amounts due to Unicom Group		**—**	432,047
Amounts due to related parties		**5,760**	110,272
Amounts due to domestic carriers		**948,574**	778,841
Current portion of obligations under finance leases		**938,189**	25,435
Current portion of long-term bank loans	(f)	**11,086,305**	7,197,877
Taxes payable		**395,688**	623,929
Advances from customers		**7,034,995**	6,666,991
Short-term bank loans		**8,928,417**	10,975,199
Total current liabilities		**46,123,677**	43,937,704
Net current liabilities		**(28,271,485)**	(21,690,349)
Total assets less current liabilities		**100,491,197**	106,539,692

Condensed Balance Sheet (continued)

		The Group	
	Note	**2004 RMB'000**	2003 RMB'000
Financed by:			
Shareholders' equity		**69,442,322**	65,946,144
Non-current liabilities:			
Long-term bank loans	(f)	**26,137,188**	36,212,791
Obligations under finance leases		**488,956**	99,719
Deferred revenue		**4,249,733**	4,277,761
Deferred tax liabilities	(c)	**170,420**	—
Other long-term liabilities		**2,578**	3,277
Total non-current liabilities		**31,048,875**	40,593,548
Total liability and shareholders' equity		**100,491,197**	106,539,692

Condensed Statement of Changes in Equity

	RMB'000
Balance at 1 January 2003 as previously reported before adjusting for the acquisition of Unicom International	64,214,996
Adjustment for the acquisition of Unicom International	43,886
Balance at 1 January 2003, as adjusted for the acquisition of Unicom International	64,258,882
Net profit for the year ended 31 December 2003	4,736,121
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	1,673,693
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom New World	(3,200,000)
Distribution to owner	(286,942)
Dividend paid	(1,255,300)
Exercise of share options	1,158
Balance at 31 December 2003, as adjusted for the acquisition of Unicom International	65,946,144
Net profit for the year ended 31 December 2004	4,712,687
Deemed capital contribution from owner for employee housing benefits	14,942
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom International	(39,416)
Dividend paid	(1,256,160)
Exercise of share options	64,125
Balance at 31 December 2004	69,442,322

Condensed Cash Flow Statement

	The Group	
	2004 RMB'000	2003 RMB'000
Net cash inflows (outflows) from:		
Operating activities	**24,510,430**	25,992,889
Investing activities	**(19,668,070)**	(20,295,426)
Financing activities	**(9,440,491)**	(11,397,136)
Net decrease in cash and cash equivalents	**(4,598,131)**	(5,699,673)
Cash and cash equivalents, beginning of year	**9,227,684**	14,927,357
Cash and cash equivalents, end of year	**4,629,553**	9,227,684
Interest paid (net of amount capitalised)	**(1,662,419)**	(2,322,892)

Supplemental Information

Payables to equipment suppliers for construction-in-progress during 2004 decreased by approximately RMB 775 million (2003: approximately RMB3,799 million).

(a) Property, Plant and Equipment, net

	The Group	
	2004 RMB'000	2003 RMB'000
Buildings	**15,395,232**	12,800,363
Telecommunication equipment	**128,797,453**	116,385,370
Office furniture, fixtures and others	**5,103,469**	4,498,081
Leasehold improvements	**1,112,408**	1,057,051
Construction-in-progress	**23,694,508**	21,743,621
	174,103,070	156,484,486
Less: Accumulated depreciation	**(55,402,396)**	(38,313,681)
	118,700,674	118,170,805

(b) Other Assets

	The Group	
	2004	2003
	RMB'000	RMB'000
Inter-connection facilitates	**441,968**	629,595
Deferred direct incremental costs	**7,738,673**	6,465,485
Other	**1,852,818**	1,588,851
	10,033,459	8,683,931
Less: Accumulated amortisation	**(6,161,207)**	(3,860,502)
	3,872,252	4,823,429
Prepaid rental and leased line	**2,305,071**	1,201,375
Deferred customer acquisition costs of contractual CDMA subscribers	**3,884,685**	3,911,650
	10,062,008	9,936,454

(c) Taxation

Detailed description of the assessment basis of income tax liability of the Group were set forth in Note 14 of the financial statements.

The income tax liability of Unicom International was assessed as follows:

(i) For the years ended 31 December 2004 and 2003, Unicom International was assessed at the tax rate of 17.5% in Hong Kong. Its subsidiary Unicom USA is assessed at the tax rate of 8.84% in United States; and

(ii) Unicom International had no Hong Kong tax liability for the years ended 31 December 2004 and 2003 as it did not have any assessable income sourced from Hong Kong after offset prior year's accumulated tax loss.

The components of income tax are as follows:

	2004	2003
	RMB'000	RMB'000
Provision for PRC enterprise income tax of the estimated taxable profit for the year	**1,422,689**	1,078,096
Deferred taxation	**561,042**	954,682
	1,983,731	2,032,778

Supplemental Information (continued)

(c) Taxation (continued)

The reconciliation of PRC enterprise income tax at the statutory tax rate of 33% and the effective tax rate actually recorded in the income statement is as follows:

	2004	2003
PRC		
Statutory tax rate of 33%	**33%**	33%
Non-deductible expenses:		
- Housing benefits	**0.1**	—
- Personnel expenses	**0.4**	—
- Selling and marketing expenses	**0.3**	—
- Other	**1.2**	0.6
Additional expenses for tax deductible purposes:		
- Interest on loans from CCF joint ventures	**—**	(0.3)
- Depreciation expenses	**—**	(0.1)
- Monetary housing benefits	**—**	(0.8)
Effect of preferential tax rates	**(2.0)**	(2.1)
Tax credits	**(2.3)**	—
Increase in opening deferred tax asset resulting from an increase in tax rate	**(0.4)**	(2.1)
Write-off deferred tax assets previously recognised for New Guoxin	**—**	1.8
Effective PRC income tax rate	**30.3%**	30.0%
Effective HK income tax rate	**8.7%**	—
Total overall effective income tax rate	**29.6%**	30.1%

Effect of preferential tax rates is as follows:

	2004	2003
Aggregate amount (RMB in millions)	**135**	143
Per share effect (RMB)	**0.011**	0.011

The movement of deferred tax assets is as follows:

	2004 RMB'000	2003 RMB'000
Balance, beginning of year	**996,631**	1,955,485
Deferred taxation charged to income statement	**(561,042)**	(954,682)
Deferred taxation charged to sale of New Guoxin	**—**	(4,172)
Balance, end of year	**435,589**	996,631

(c) Taxation (continued)

Deferred taxation represents the taxation effect of the following temporary differences:

	The Group	
	2004 RMB'000	2003 RMB'000
Non-current deferred tax assets:		
Net amount of deferral and amortisation of upfront non-refundable revenue and incremental costs	**1,187,448**	1,063,541
Interest on loans from CCF joint ventures	**150,954**	256,673
Loss arising from terminations of CCF Arrangements	**174,637**	236,249
Provision for impairment loss of property, plant and equipment	**4,721**	4,875
Write-off of other assets	**—**	7,563
Amortisation of retirement benefits	**—**	18,549
Additional depreciation deductible for tax purpose	**18,258**	101,267
Differences in tax basis of the residual value of the property, plant and equipment	**10,045**	7,608
Other	**197**	24,497
	1,546,260	1,720,822
Less: Valuation allowance	**—**	—
	1,546,260	1,720,822
Non-current deferred tax liabilities:		
Net amount of deferral and amortisation of upfront non-refundable revenue and incremental costs	**(1,291,528)**	(1,263,560)
Change of depreciation period	**(26,280)**	(30,367)
Capitalised interest already deducted for tax purposes	**(398,872)**	(304,113)
	(1,716,680)	(1,598,040)
Net non-current deferred tax (liabilities)/assets	**(170,420)**	122,782
Current portion of deferred tax assets		
Income tax on advances from customers for telephone cards	**—**	261,467
Write-down of inventory to net realisable value	**39,103**	15,905
Provision for doubtful debts of Cellular Business	**526,514**	534,839
Monetary housing benefits	**17,171**	56,826
Other	**23,221**	4,812
	606,009	873,849
Total	**435,589**	996,631

Supplemental Information (continued)

(d) Prepayment and Other Current Assets

	The Group	
	2004 RMB'000	2003 RMB'000
Prepaid rental	**277,999**	233,461
Deposits and prepayments	**1,351,022**	1,633,199
Interest receivables	**1,414**	4,872
Advances to employees	**164,386**	164,495
Deferred customer acquisition costs of contractual CDMA subscribers	**860,225**	535,521
Others	**404,668**	584,762
	3,059,714	3,156,310

(e) Payables and Accrued Liabilities

	The Group	
	2004 RMB'000	2003 RMB'000
Payables to contractors and equipment suppliers	**10,592,518**	11,811,532
Accrued expenses	**1,355,183**	1,418,034
Payables to telecommunications products suppliers	**1,772,693**	1,352,307
Customer deposits	**1,370,015**	1,199,532
Salary and welfare payables	**465,154**	494,794
Amounts due to Service Providers/Content Providers	**573,804**	369,330
Other	**656,382**	481,584
	16,785,749	17,127,113

Supplemental Information (continued)

(f) Long-term Bank Loans

	Interest rate and final maturity	The Group 2004 RMB'000	The Group 2003 RMB'000
RMB denominated bank loans	Fixed interest rate ranging from 4.78% to 5.73% (2003: 4.44% to 5.76%) per annum with maturity through 2010 (2003: maturity through 2009)		
- secured		**6,804,566**	10,622,366
- unsecured		**20,487,127**	26,994,612
		27,291,693	37,616,978
USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010	**9,931,800**	5,793,690
		37,223,493	43,410,668
Less: Current portion		**(11,086,305)**	(7,197,877)
		26,137,188	36,212,791

The repayment schedule of the long-term bank loans was as follows:

	The Group 2004 RMB'000	The Group 2003 RMB'000
Balances due:		
- 2004	**—**	7,197,877
- 2005	**11,086,305**	15,549,832
- 2006	**10,226,776**	11,700,060
- 2007	**10,439,494**	3,020,930
- 2008	**2,639,490**	4,116,570
- 2009	**1,013,808**	1,825,399
- Thereafter	**1,817,620**	—
	37,223,493	43,410,668
Less: Portion classified as current liabilities	**(11,086,305)**	(7,197,877)
	26,137,188	36,212,791

Supplemental Information (continued)

(f) Long-term Bank Loans (continued)

As of 31 December 2004, long-term bank loans denominated in RMB were secured by the following:

(i) Approximately RMB6,805 million (2003: RMB10,622 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, approximately RMB 2,824 million (2003: RMB3,600 million) was also guaranteed by Unicom Group;

(ii) Approximately RMB3,955 million (2003: RMB8,004 million) of long-term bank loans were guaranteed by Unicom Group; and

(iii) Approximately RMB26 million (2003: RMB50 million) of long-term bank loans were secured by restricted bank deposit.

(g) Related Party Transactions

	2004 RMB'000	2003 RMB'000
Transactions with Unicom Group and its subsidiaries:		
Interconnection and roaming revenues	**212,292**	155,464
Interconnection and roaming charges	**56,171**	47,615
Charge for cellular subscriber value-added service	**858,778**	—
Charge for customer services	**524,718**	—
Charge for cellular subscriber value-added service by UNISK	**4,228**	—
Rental charges for premises, equipment and facilities	**25,528**	17,936
Rental income for premises and facilities	**19,475**	—
Constructed capacity related cost of CDMA network	**305,903**	—
Revenue for leasing of transmission line capacity	**24,822**	10,717
Sales of CDMA handsets	**—**	23,484
Purchase of CDMA handsets	**14,655**	—
Charges for the international gateway services	**17,062**	8,631
Leasing of satellite transmission capacity	**14,152**	26,400
Purchase of telecom cards	**1,087,498**	1,326,641
CDMA network capacity lease rental	**6,588,926**	3,909,148
Agency fee incurred for subscriber development	**9,054**	—
Agency fee incurred for procurement of telecommunications equipment	**17,759**	20,705

Detail description of the nature and terms of the related party transactions are set forth in Note 30 of this financial statement.

Movement of Significant Provisions

(a) Provision for deferred taxation valuation allowance was analysed as follows:

	The Group	
	2004	2003
	RMB'000	RMB'000
Balance, beginning of year	**—**	107,299
Provision for the year	**—**	—
Disposal of New Guoxin	**—**	(107,299)
Balance, end of year	**—**	—

(b) Provision for doubtful debts was analysed as follows:

	The Group	
	2004	2003
	RMB'000	RMB'000
Balance, beginning of year	**3,498,305**	1,901,752
Provision for the year	**2,191,780**	2,019,470
Written-off for the year	**(1,756,578)**	(358,253)
Disposal of New Guoxin	**—**	(64,664)
Balance, end of year	**3,933,507**	3,498,305

(c) Other than those described in the above notes, there was no other significant movement of provisions for the years ended 31 December 2004 and 2003.

Comprehensive Income Statement

According to SFAS No. 130 "Reporting of Comprehensive Income", certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. For the years ended 31 December 2004 and 2003, apart from the net profit, there was no other comprehensive income which should be included in the statement of comprehensive income.

Share Option Sheme

As disclosed in Note 29, information relating to the share options outstanding under the amended Pre-Global Offering Share Option Scheme and Share Option Scheme as of 31 December 2004 and 2003 is as follows:

	2004		2003	
	Options outstanding	**Weighted average exercise price HK$**	Options outstanding	Weighted average exercise price HK$
Outstanding, beginning of year	**172,367,400**	**6.72**	69,868,600	10.66
Granted during the year	**113,322,000**	**5.92**	105,956,000	4.30
Exercised during the year	**(10,320,000)**	**5.85**	(176,000)	6.18
Cancelled during the year	**(1,306,000)**	**4.30**	(3,281,200)	12.26
Outstanding, end of year	**274,063,400**	**6.45**	172,367,400	6.72

As of 31 December 2004, 87,611,360 share options (2003: 45,947,320 share options) were exercisable and the weighted average exercise price was HK$ 8.69 (2003: HK$12.65). Also, as of 31 December 2004, weighted average remaining contractual life of the options outstanding was approximately 4.9 years (2003: approximately 5.5 years).

The SFAS 123 method of accounting is based on several assumptions and should not be viewed as indicative of the operation of the Company in future periods. The estimated fair value of each option granted to the employees of the Group on the date of grant is estimated to be HK$1.54 and HK$1.26 for 2004 and 2003 respectively using the Black-Scholes option pricing method with the assumptions as follows:

	2004	2003
Estimated fair value (in HK dollars)	**HK$1.54**	HK$1.26
Risk free interest rate	**3%**	3%
Expected life (in years)	**3**	3
Expected dividend yield	**2%**	2%
Volatility	**40%**	35%

Had the compensation costs for the plans been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the Group's net profit and earnings per share under US GAAP on a pro forma basis for the years ended 31 December 2004 and 2003 are disclosed in the aforementioned Note (l).

Financial Summary

For the Five-Years ended 31 December 2004
(Expressed in millions of RMB, expect per share data and per ADS information)

Selected financial summary, including selected consolidated income statement data and consolidated balance sheet data for relevant years presented below, were prepared in accordance with HK GAAP.

Results

Selected Consolidated Income Statement Data

	2004	2003	2002	2001	2000
Operating revenue (Turnover):					
GSM Business	**46,579**	40,304	27,388	20,505	12,188
CDMA Business	**24,220**	16,623	3,224	—	—
Data, Internet and Long Distance Business	**5,511**	5,710	5,559	3,309	1,096
Paging Business	**—**	1,403	2,161	4,342	8,483
Total service revenue	**76,310**	64,040	38,332	28,156	21,767
Sales of telecommunications products	**3,022**	3,596	2,244	1,237	1,925
Total operating revenue	**79,332**	67,636	40,576	29,393	23,692
Operating expenses:					
Leased lines and network capacities	**(7,398)**	(4,320)	(1,583)	(853)	(1,158)
Interconnection charges	**(7,517)**	(5,921)	(3,230)	(2,073)	(1,380)
Depreciation and amortisation	**(19,063)**	(16,385)	(11,256)	(8,262)	(5,734)
Personnel	**(4,526)**	(4,575)	(3,335)	(2,487)	(1,770)
Selling and marketing	**(18,945)**	(15,157)	(5,981)	(3,613)	(2,492)
General, administrative and other expenses	**(10,448)**	(9,112)	(5,632)	(5,499)	(3,743)
Cost of telecommunications products sold	**(3,479)**	(3,652)	(2,236)	(1,342)	(2,193)
Total operating expenses	**(71,376)**	(59,122)	(33,253)	(24,129)	(18,470)
Operating profit	**7,956**	8,514	7,323	5,264	5,222
Loss on sale of discontinued operating (New Guoxin)	**—**	(663)	—	—	—
	7,956	7,851	7,323	5,264	5,222
Net financial (charges) income	**(1,585)**	(1,763)	(1,004)	180	395
Loss arising from terminations of CCF Arrangements	**—**	—	—	—	(1,194)
Other income (expenses), net	**96**	8	(16)	19	59
Profit before taxation	**6,467**	6,096	6,303	5,463	4,482
Taxation	**(2,080)**	(1,888)	(1,720)	(896)	(1,014)
Profit after taxation	**4,387**	4,208	4,583	4,567	3,468
Minority interests	**—**	9	15	35	(144)
Profit attributable to shareholders	**4,387**	4,217	4,598	4,602	3,324
Basic earnings per share (RMB)	**0.349**	0.336	0.366	0.367	0.297
Diluted earnings per share (RMB)	**0.348**	0.336	0.366	0.367	0.297
Basic earnings per ADS (RMB)	**3.492**	3.359	3.663	3.666	2.966
Diluted earnings per ADS (RMB)	**3.480**	3.355	3.663	3.666	2.966

Financial Summary

For the Five-Years ended 31 December 2004
(Expressed in millions of RMB)

Selected Consolidated Balance Sheet Data

	2004	2003	2002	2001	2000
Property, plant and equipment, net	**118,904**	118,105	107,487	75,748	52,864
Current assets	**17,852**	22,243	31,902	50,331	57,983
Accounts receivable, net	**5,230**	5,472	4,327	2,498	1,545
Bank balances and cash	**4,655**	9,220	14,433	18,413	44,717
Total assets	**145,629**	149,838	149,628	128,278	113,057
Current liabilities	**46,124**	43,907	44,609	28,917	27,468
Payables and accrued liabilities	**16,786**	17,098	19,812	15,329	619
Short-term loans	**20,014**	18,173	15,330	7,933	8,501
Long-term loans	**26,137**	36,213	37,686	36,337	27,151
Total liabilities	**72,819**	80,223	82,409	65,394	54,721
Shareholders' equity	**72,810**	69,615	66,653	62,054	57,452

Glossary

"ATM"	Asynchronous Transfer Mode, a high-bandwidth packet switching and multiplexing technique. Each cell in a stream is presented to the network on a "start-stop" basis (asynchronously), rather than having a circuit or a regular time slot reserved for the stream. This protocol is deployed both within core networks and as an access technology.
"base station"	Transmitter and receiver which serve as a bridge between all cellular users in a cell and connect cellular calls to the cellular switching centre.
"CDMA"	Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication.
"Circuit Switch"	A point-to-point network connection maintained only while the sender and recipient are communicating.
"CDMA2000"	CDMA2000 is the name used by the TIA standards body (The Telecommunications Industry Association-a US Telecoms standards body) to refer to Third Generation CDMA. The TIA spec for 3G CDMA is called IS-2000; the technology itself is called CDMA2000.
"CDMA 1X"	The first phase of CDMA2000. CDMA2000 is backward compatible to IS-95 CDMA. The more correct term is CDMA2000 1X.
"FR"	Frame Relay, a high speed open protocol offering both access to a network and carriage of data across a network. This protocol is used by customers that have significant amounts of data traffic.
"GPRS"	General Packet Radio Service, the packet data service for the GSM Standard.
"GSM"	Global cellular system for cellular communications, a digital cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming.
"IP"	Internet Protocol, the open protocol used for the Internet and on many LANs and WANs.
"IP telephony"	A general term for the technologies that use the Internet's packet to exchange data, voice, fax and other forms of information.
"ISDN"	Integrated Service Digital Network, a protocol which offers high capacity dial-in access to public networks; this protocol allows simultaneous handling of digitalised voice and data traffic on the same digital links via integrated switches across the public network.
"Mbps"	One million bits per second.
"MHz"	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second.
"MPLS"	Multiple Protocal Label Switching.

"roaming"	A service offered by cellular communications network operators which allows a subscriber to use his or her handset while in different service areas of the same, carrier or in the service area of another carrier. International roaming requires an agreement between operators of different individual markets to permit customers of either operator to access the other's system.
"PSTN"	Public Switched Telephone Network.
"VPN"	Virtual Private Network.
"W-CDMA"	Wideband CDMA, one of the principal standards for third generation cellular technology. It supports both packet- and circuit-switched communications and has been designed for high speed data services.
"WAP"	Wireless Application Protocol, WAP technology will enable Internet access through cellular handsets.

Forward-looking Statements

The Company would like to caution readers about the forward-looking nature of some of the statements in this Annual Report. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include future changes in our competitive and regulatory environment, future growth rates of the Chinese economy and its telecommunications industry, changes in telecommunications related technologies and applications and other factors that will affect the execution of our business plans and strategies.

www.chinaunicom.com.hk

China Unicom Limited
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Tel (852) 2126 2018 Fax (852) 2126 2016